    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 2000



                                                      REGISTRATION NO. 333-49314

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                         ------------------------------

                        IDEC PHARMACEUTICALS CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                   33-0112644
 (State or other jurisdiction      (I.R.S. Employer
              of                Identification Number)
incorporation or organization)

              3030 CALLAN ROAD, SAN DIEGO, CA 92121 (858) 431-8500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         ------------------------------

                              PHILLIP M. SCHNEIDER
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        IDEC PHARMACEUTICALS CORPORATION
                                3030 CALLAN ROAD
                              SAN DIEGO, CA 92121
                                 (858) 431-8500
  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

               JOHN M. DUNN, ESQ.
             DAVID R. SNYDER, ESQ.                                   MARC M. ROSSELL, ESQ.
         CHRISTOPHER M. FORRESTER, ESQ.                               Shearman & Sterling
         Pillsbury Madison & Sutro LLP                                1550 El Camino Real
        11975 El Camino Real, Suite 200                           Menlo Park, California 94025
        San Diego, California 92130-2593                                 (650) 330-2200
                 (619) 234-5000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is field to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND ITS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED NOVEMBER 9, 2000

P_R_O_S_P_E_C_T_U_S

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 --------------

        IDEC Pharmaceuticals Corporation is selling all of the shares. The U.S. underwriters are offering 1,600,000 shares in the United States and Canada and the international managers are offering 400,000 shares outside the United States and Canada.


        The shares are quoted on the Nasdaq National Market under the symbol "IDPH." On November 8, 2000, the last sale price of the shares as reported on the Nasdaq National Market was $220.25 per share.


        INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE RISK FACTORS SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                               -----------------

                                                                        PER SHARE               TOTAL
                                                                        ---------              --------
        Public offering price.......................................        $                     $
        Underwriting discount.......................................        $                     $
        Proceeds, before expenses, to
          IDEC Pharmaceuticals Corporation..........................        $                     $


        The U.S. underwriters may also purchase up to an additional 240,000 shares from IDEC Pharmaceuticals Corporation, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional 60,000 shares from IDEC Pharmaceuticals Corporation.


        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about             , 2000.
                               ------------------

MERRILL LYNCH & CO.
            SALOMON SMITH BARNEY
                        BANC OF AMERICA SECURITIES LLC
                               ------------------

               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1

Risk Factors................................................      6

Use of Proceeds.............................................     17

Price Range of Common Stock.................................     17

Dividend Policy.............................................     17

Capitalization..............................................     18

Selected Consolidated Financial Data........................     19

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20

Business....................................................     28

Description of Capital Stock................................     46

Underwriting................................................     48

Legal Matters...............................................     51

Experts.....................................................     51

Where You Can Find Additional Information...................     52

Index to Consolidated Financial Statements..................   F-1

                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. We are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospectus may have changed since that date.

    IDEC Pharmaceuticals, Rituxan and PRIMATIZED are our registered U.S. trademarks. ZEVALIN and PROVAX are our trademarks. All other names used in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING RISK FACTORS. UNLESS OTHERWISE STATED, INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION TO PURCHASE UP TO AN ADDITIONAL 300,000 SHARES OF OUR COMMON STOCK HAS NOT BEEN EXERCISED.

                        IDEC PHARMACEUTICALS CORPORATION

    We are a biopharmaceutical company engaged primarily in the research, development and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. Our first commercial product, Rituxan, and our most advanced product candidate, ZEVALIN (ibritumomab tiuxetan, formerly IDEC-Y2B8), are for use in the treatment of certain B-cell non-Hodgkin's lymphomas, or B-cell NHLs. B-cell NHLs currently afflict approximately 300,000 patients in the United States. We are also developing products for the treatment of various autoimmune diseases, such as rheumatoid arthritis and psoriasis.

    In November 1997, Rituxan became the first monoclonal antibody approved by the U.S. Food and Drug Administration for a cancer therapy indication. Rituxan, marketed in the United States pursuant to a copromotion arrangement between us and Genentech, Inc., achieved U.S. net sales of $290.2 million for the nine months ended September 30, 2000, compared to $190.5 million for the nine months ended September 30, 1999, an increase of 52%, and $262.7 million for the year ended December 31, 1999, compared to $152.1 million for the year ended
December 31, 1998, an increase of 73%. F. Hoffman La-Roche, Inc. sells Rituxan under the trade name MabThera outside the United States, except in Japan where Zenyaku Kogyo Co. Ltd. has the rights for product development, marketing and sales.

    Under our copromotion arrangement with Genentech, we share responsibility with Genentech for selling and continued development of Rituxan in the United States and Canada. Continued development of Rituxan includes conducting supportive research and post-approval clinical studies on Rituxan, and obtaining potential approval of Rituxan for additional indications. Genentech provides support functions for the commercialization of Rituxan including marketing, customer service, order entry, distribution, shipping and billing. Since September 1999, Genentech has been responsible for all worldwide manufacturing of Rituxan.

    All U.S. sales of Rituxan and associated costs and expenses are recognized by Genentech and we record our share of the pretax copromotion profits on a quarterly basis. Our profit sharing formula with Genentech has two tiers. We earn a higher percentage of the pretax copromotion profits at the upper tier once a fixed pretax copromotion profit level is met. The profit-sharing formula resets annually at the beginning of each year to the lower tier.

    We also have five product candidates in various stages of clinical testing. The most advanced of these is ZEVALIN, a radioimmunotherapy for treatment of B-cell NHL. ZEVALIN has completed two pivotal Phase III human clinical trials and on November 1, 2000, we submitted a Biologics License Application, or BLA, to the FDA seeking marketing approval for ZEVALIN in the United States. We believe that ZEVALIN in the commercial setting will be used in a manner that is complementary to Rituxan for patients requiring more aggressive treatment. Patients receiving ZEVALIN are first treated with Rituxan, and then with ZEVALIN, which delivers the radioisotope yttrium-90 to tumor sites throughout the body. Yttrium-90 has been shown in clinical trials to be useful in inducing significant remissions of disease in a majority of advanced stage lymphoma patients. Unlike Rituxan, which is administered by medical oncologists, we believe that radioimmunotherapies, including ZEVALIN, will be administered primarily by radiation oncologists and nuclear medicine specialists. We have retained exclusive commercialization rights to ZEVALIN in the United States and have licensed all rights outside the United States to Schering AG.

    We currently have four other antibodies in various stages of clinical development for treatment of autoimmune diseases:

    - PRIMATIZED Anti-CD4 (IDEC-151) is being developed as a treatment for rheumatoid arthritis. A Phase II trial of this antibody was initiated in August 2000 in combination with methotrexate in patients with moderate to severe rheumatoid arthritis. For this trial, we plan to enroll approximately 130 patients who will be randomized to receive either IDEC-151 plus methotrexate or placebo plus methotrexate.

    - Humanized Anti-CD40L (IDEC-131) is being developed as a treatment for autoimmune diseases. This antibody has completed Phase I and Phase II trials in systemic lupus erythematosus, or SLE, that demonstrated a favorable safety profile. However, in the Phase II trial, the response rates, as compared to a significant placebo response rate, did not support continued development of IDEC-131 in SLE. Based on its favorable safety profile and pre-clinical studies, we continue to evaluate IDEC-131 in other autoimmune diseases.

    - PRIMATIZED Anti-B7 (IDEC-114) is being developed as a treatment for psoriasis. This antibody has successfully completed a Phase I safety trial, and is currently in the later stages of a Phase I/II multiple dose clinical trial. IDEC-114 is scheduled to enter Phase II testing during the first half of 2001.

    - PRIMATIZED Anti-CD23 (IDEC-152) is being developed as a treatment for allergic asthma. This antibody is currently being evaluated in Phase I clinical testing for safety, tolerability and pharmacokinetics.


    Various other programs in pre-clinical development are directed at cancer and autoimmune and inflammatory disease indications.


    All of our product candidates are biological macromolecules, which we refer to as biologics, as compared to the small molecules that are generated by chemical synthesis. We have developed biologics manufacturing capacity that we currently use to manufacture anticipated commercial requirements of the antibody for ZEVALIN, which will be available for sale if approved by the FDA.

    In September 2000, we purchased a 60-acre site in Oceanside, California for a large-scale manufacturing facility to supply commercial quantities of our products currently in clinical trials. We plan to begin preliminary site preparations in 2001 for the first phase of development, which we anticipate will be approximately 300,000 square feet. We expect the first phase of the new facility to be completed in late 2003 and that the facility will be operational in approximately 2005. This expansion will allow us to better control the manufacture of our products, thus reducing our reliance on contract manufacturers.

                                    STRATEGY

    Our objective is to be a leader in the research, development and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. Key elements of our business strategy are to:

    - Continue to expand our focused product portfolio;

    - Continue to expand uses of Rituxan through post-marketing clinical studies;

    - Successfully launch and commercialize ZEVALIN as a complementary product to Rituxan for a treatment for B-cell NHL, if approved by the FDA;

    - Leverage our expertise in biologics manufacturing and engineered antibodies for the development and commercialization of targeted therapies;

    - Continue to invest in research and development to help us develop new products and bring them to market;

    - Continue to expand our strategic alliances to enhance our technology base, increase our portfolio of product candidates and expand the potential for commercialization of our products and product candidates; and

    - Expand our manufacturing capabilities to support the manufacture of our products worldwide and our potential partners' products.

    Unless the context otherwise requires, references in this prospectus to we, our or us refer to IDEC Pharmaceuticals Corporation, a Delaware corporation, and our wholly-owned subsidiary IDEC Seiyaku, a Japanese corporation. Our principal executive offices are located at 3030 Callan Road, San Diego, California 92121, and our telephone number is (858) 431-8500. Our website can be found at www.idecpharm.com. Information on our website is not incorporated into this prospectus by reference and should not be considered as part of this prospectus.


                              RECENT DEVELOPMENTS


    On November 1, 2000, we submitted a BLA to the FDA seeking marketing approval of ZEVALIN. ZEVALIN is proposed for the treatment of low grade or follicular, relapsed or refractory, CD20-positive, B-cell NHL and Rituximab-refractory follicular NHL, which is a cancer of the lymphatic system.


    On November 6, 2000, the American Society of Hematology, or ASH, published 65 abstracts regarding Rituxan and ZEVALIN that will be presented at the American Society of Hematology Conference scheduled to be held December 1-5, 2000. A plenary session and ten oral presentations have been planned for Rituxan. One oral presentation regarding ZEVALIN has been planned.



    The plenary session for Rituxan is based on the Coiffier ET AL. study entitled "MabThera (Rituximab or Rituxan) Plus CHOP is superior to CHOP Alone in Elderly Patients with Diffuse Large B-Cell Lymphoma: Interim Results of a Randomized GELA trial." Interim results were submitted to ASH on 328 of 400 previously untreated elderly patients randomized into two arms of the study comparing standard CHOP, a common chemotherapy regimen, given every three weeks for eight cycles, versus standard CHOP, with Rituxan given day one of each cycle of CHOP. Preliminary analysis revealed no major difference between the two arms in toxicity or infections. With a median follow-up of twelve months and an event defined as either patient death or re-growth of lymphoma, the data, as summarized in the abstract, demonstrated that:



    - CHOP plus Rituxan had a complete response, or CR, rate of 76% vs. 60% with CHOP alone;



    - CHOP plus Rituxan had a twelve-month event-free survival of 69% vs. 49% with CHOP alone; and



    - CHOP plus Rituxan had a twelve-month overall survival of 83% vs. 68% with CHOP alone.



    The oral presentation on ZEVALIN is based on the Witzig ET AL. study entitled "Final results of a Randomized Control Study of the ZEVALIN Radioimmunotherapy Regimen Versus a Standard Course of Rituximab Immunotherapy for B-Cell NHL." The final results of this 143 patient two arm randomized controlled Phase III pivotal study were submitted to ASH with the following summarized result:



    - Overall response rate for the ZEVALIN arm was 80% with a 30% CR rate versus a 56% overall response rate for a Rituxan only arm with a corresponding CR rate of 16%.

                                  THE OFFERING



Common stock offered
  by IDEC Pharmaceuticals Corporation

    U.S. offering............................  1,600,000 shares

    International offering...................  400,000 shares
                                               ---------------

            Total............................  2,000,000 shares

Shares outstanding after the offering........  47,190,301 shares

Use of proceeds..............................  We estimate that our net proceeds from this offering without exercise of the
                                               over-allotment options will be approximately
                                               $418.8 million after deducting estimated
                                               underwriting discounts and commissions and
                                               estimated offering expenses. We intend to use
                                               these proceeds principally:
                                               - to expand our manufacturing capacity;
                                               - to fund commercialization of ZEVALIN in the
                                                 United States, if regulatory approvals are
                                                 received;
                                               - to finance strategic acquisitions; and
                                               - for general working capital requirements.

Risk factors.................................  See Risk Factors on page 6 for a discussion of factors you should carefully consider
                                               before deciding to invest in shares of our
                                               common stock.

The Nasdaq National Market symbol............  IDPH


    The number of shares outstanding after the offering excludes:

    - 9,730,743 shares reserved for issuance under our stock option plans, of which options to purchase 7,480,565 shares of common stock at an average exercise price of $32.89 have been issued and are outstanding as of September 30, 2000;

    - 183,014 outstanding shares of our convertible preferred stock which are convertible into 2,091,585 shares of common stock as of September 30, 2000; and

    - 4,646,460 shares of our common stock issuable upon conversion of our convertible notes.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            NINE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                    ----------------------------------------------------   -------------------
                                      1995       1996       1997       1998       1999       1999       2000
                                    --------   --------   --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues
  Revenues from unconsolidated
    joint business................  $     --   $    --    $  9,266   $ 53,813   $ 93,197   $66,223    $ 89,973
  Contract research revenues......    12,136    15,759      11,840     14,846     10,806     6,772      13,992
  License fees....................    11,500    14,250      23,500     18,300     14,000    13,000          --
                                    --------   -------    --------   --------   --------   -------    --------
    Total revenues................    23,636    30,009      44,606     86,959    118,003    85,995     103,965
Operating costs and expenses
  Manufacturing costs.............        --        --      18,875     19,602     14,277     9,675       2,134
  Research and development........    22,488    28,147      32,407     31,485     42,831    28,152      49,768
  Selling, general and
    administrative................     6,112     7,298      11,320     16,968     19,478    13,875      19,253
  Acquired technology rights......    11,437        --          --         --         --        --          --
                                    --------   -------    --------   --------   --------   -------    --------
    Total operating costs and
      expenses....................    40,037    35,445      62,602     68,055     76,586    51,702      71,155
                                    --------   -------    --------   --------   --------   -------    --------
Income (loss) from operations.....   (16,401)   (5,436)    (17,996)    18,904     41,417    34,293      32,810
                                    --------   -------    --------   --------   --------   -------    --------
Interest income (expense), net....      (891)      481       2,572      2,996      4,189     2,944       7,053
Income tax provision..............        --        --         114        422      2,449     1,791       6,889
                                    --------   -------    --------   --------   --------   -------    --------
                                     (17,292)   (4,955)    (15,538)    21,478     43,157    35,446      32,974
Convertible preferred stock
  dividend........................        --       696          --         --         --        --          --
                                    --------   -------    --------   --------   --------   -------    --------
Net income (loss).................  $(17,292)  $(5,651)   $(15,538)  $ 21,478   $ 43,157   $35,446    $ 32,974
                                    ========   =======    ========   ========   ========   =======    ========
Earnings (loss) per share(1)
  Basic...........................  $  (0.59)  $ (0.17)   $  (0.41)  $   0.54   $   1.04   $  0.86    $   0.74
  Diluted.........................  $  (0.59)  $ (0.17)   $  (0.41)  $   0.46   $   0.86   $  0.71    $   0.63
Shares used in calculation of
  earnings (loss) per share(1)
  Basic...........................    29,300    33,146      37,478     39,676     41,382    41,054      44,305
  Diluted.........................    29,300    33,146      37,478     46,754     50,429    49,858      52,499


                                                                 SEPTEMBER 30, 2000
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and securities available-for-sale....  $274,983      $693,759
Total assets................................................   382,631       801,407
Notes payable, less current portion.........................   127,197       127,197
Accumulated deficit.........................................    (1,744)       (1,744)
Total stockholders' equity..................................  $225,487      $644,264


------------------------

(1) Computed on the basis described for net earnings (loss) per share in Note 1 of Notes to Consolidated Financial Statements. All share and earnings per share amounts for the years ended December 31, 1995, 1996, 1997 and 1998 and for the nine months ended September 30, 1999 have been restated to reflect our two-for-one stock split effected in December 1999.


(2) Adjusted to give effect to the estimated net proceeds of this offering based upon an assumed offering price of $220.25 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS. YOU SHOULD BE AWARE THAT THESE STATEMENTS ARE PROJECTIONS OR ESTIMATES AS TO FUTURE EVENTS, AND ACTUAL RESULTS MAY DIFFER MATERIALLY. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING US AND OUR BUSINESS PROSPECTS BEFORE PURCHASING SHARES OFFERED BY THIS PROSPECTUS. IF ANY OF THESE RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY RISKS FACING US AND ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO HARM OUR BUSINESS.

OUR REVENUES RELY SIGNIFICANTLY ON RITUXAN SALES

    Our revenues currently depend largely upon continued sales of a single commercialized product, Rituxan. For the nine months ended September 30, 2000, 87% of our revenues were derived from our Rituxan copromotion arrangement with Genentech. We cannot be certain that Rituxan will continue to be accepted in the United States or in any foreign markets or that Rituxan sales will continue to increase. A number of factors may affect the rate and level of market acceptance of Rituxan, including:

    - the perception by physicians and other members of the healthcare community of its safety and efficacy or that of competing products, if any;

    - the effectiveness of our and Genentech's sales and marketing efforts in the United States and the effectiveness of Roche's sales and marketing efforts outside the United States;

    - unfavorable publicity concerning Rituxan or similar drugs;

    - its price relative to other drugs or competing treatments;

    - the availability and level of third-party reimbursement; and

    - regulatory developments related to the manufacture or continued use of Rituxan.

    We incurred annual operating losses from our inception in 1985 through fiscal 1997. Given our current reliance upon Rituxan as the principal source of our revenue, any material adverse developments with respect to the commercialization of Rituxan may cause us to incur losses in the future.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS

    Our quarterly revenues, expenses and operating results have fluctuated in the past and are likely to fluctuate significantly in the future. Fluctuation may result from a variety of factors, including:

    - our achievement of product development objectives and milestones;

    - demand and pricing for Rituxan;

    - timing and nature of contract manufacturing and contract research and development payments and receipts;

    - hospital and pharmacy buying decisions;

    - clinical trial enrollment and expenses;

    - physician acceptance of our products;

    - government or private healthcare reimbursement policies;

    - our manufacturing performance and capacity and that of our partners;

    - the amount and timing of sales orders of Rituxan by Genentech for customers in the United States and by Roche for customers outside the United States;

    - rate and success of product approvals;

    - timing of FDA approval, if any, of competitive products and the rate of market penetration of competing products;

    - collaboration obligations and copromotion payments we make or receive;

    - foreign currency exchange rates; and

    - overall economic conditions.

    Our operating results during any one quarter do not necessarily suggest the anticipated results of future quarters. These results fluctuate periodically because our revenues are driven by the occurrence of events, for example, the achievement of product development milestone events and the applicable profit-sharing allocation between us and Genentech, based upon our copromotion arrangement.

WE FACE UNCERTAIN RESULTS OF CLINICAL TRIALS OF OUR POTENTIAL PRODUCTS

    Our future success depends in large part upon the results of clinical trials designed to assess the safety and efficacy of our potential products. We cannot be certain that patients enrolled in our clinical trials will respond to our products, that any product will be safe and effective or that data derived from the trials will be suitable for submission to the FDA or satisfactorily support a BLA or New Drug Application, or NDA.

    The completion rate of clinical trials depends significantly upon the rate of patient enrollment. Factors that affect patient enrollment include:

    - size of patient population for the targeted disease;

    - eligibility criteria;

    - proximity of eligible patients to clinical sites;

    - clinical trial protocols; and

    - the existence of competing protocols, including competitive financial incentives for patients and clinicians, and existing approved drugs, including Rituxan.

    Our inability to enroll patients on a timely basis could result in increased expenses and product development delays, which could harm our business. Even if a trial is fully enrolled, significant uncertainties remain as to whether it will prove successful. For example, in July 1999, we announced that we terminated our development of 9-AC following a Phase II clinical trial. We concluded that 9-AC would not yield the desired benefit to solid-tumor cancer patients.

    In addition, the length of time necessary to complete clinical trials and submit an application for marketing and manufacturing approvals varies significantly and may be difficult to predict. Failure to comply with extensive FDA regulations may result in delay, suspension or cancellation of a trial or the FDA's refusal to accept test results. The FDA may also suspend our clinical trials at any time if it concludes that the participants are being exposed to unacceptable risks. Consequently, we cannot ensure that Phase I, Phase II, Phase III or Phase IV post-marketing testing will be completed timely or successfully, if at all, for any of our potential or existing products. Furthermore, success in preclinical and early clinical trials does not ensure that later phase or large scale trials will be successful.

WE MAY BE UNABLE TO DEVELOP AND COMMERCIALIZE NEW PRODUCTS

    Our future results of operations will depend to a large extent upon our ability to successfully commercialize new products in a timely and competitive manner. As a result, we must continue to develop, test and manufacture new products and then must meet regulatory standards and obtain regulatory approvals. Our products currently in development may not receive the regulatory approvals necessary for marketing in a timely manner, if at all. We submitted a BLA for ZEVALIN on November 1, 2000. Additionally, an NDA has been submitted by our third-party radioisotope supplier. The FDA may not accept or ultimately approve the BLA or NDA, which would preclude our ability to commercialize ZEVALIN in the United States. Additionally, the development and commercialization process is time-consuming and costly, and we cannot be certain that any of our products, if and when developed and approved, will be successfully commercialized or competitive in the marketplace. Delays or unanticipated costs in any part of the process or our inability to obtain regulatory approval for our products, especially ZEVALIN, or to maintain manufacturing facilities in compliance with all applicable regulatory requirements could harm our business.

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND RELY HEAVILY ON CONTRACT
  MANUFACTURERS

    We rely heavily upon third-party manufacturers to manufacture significant portions of our products and product candidates. Our current manufacturing capacity is limited. Our manufacturing experience to date has been limited to the production of preclinical and clinical quantities of product candidates and to approximately three years of commercial production of bulk Rituxan. We have no fill/finish experience or capacity, and we do not have experience manufacturing in the field of chelates or radioisotopes, which are required for our production of ZEVALIN. Therefore, we rely entirely upon third-parties for fill/finish services as well as the manufacture of product components. Consequently, we cannot ensure that either our manufacturing facilities or our ability to sustain ongoing production of our products will be able to meet our expectations. Nor can we be certain that we will be able to enter into satisfactory agreements with third-party manufacturers or service providers. Our failure to enter into agreements with such manufacturers on reasonable terms, if at all, or poor manufacturing performance on our part or that of our third-party manufacturers could harm our business.

    In September 1999, we transferred all manufacturing of bulk Rituxan to Genentech. We rely upon Genentech for all Rituxan manufacturing to meet worldwide requirements. We cannot ensure that Genentech will manufacture and fill/finish Rituxan in sufficient quantities and on a timely and cost-effective basis or that Genentech will obtain and maintain all required manufacturing approvals. Genentech's failure to manufacture and fill/finish Rituxan or obtain and maintain required manufacturing approvals could harm our business.

    Since the completion in September 1999 of our obligation to manufacture bulk Rituxan, we have commenced conversion of our current manufacturing facility to a multi-product facility. From this facility, we have manufactured and will continue to manufacture, our own commercial requirements of the bulk antibody for ZEVALIN, which will be available for sale upon our approval by the FDA. We cannot be certain that our manufacturing performance will meet our expectations. Also, we may not receive all necessary regulatory approvals for a multi-product facility, or, even if we do receive these approvals, they may not be obtained within our budgeted time and expense estimations. Our inability to receive FDA approval of our manufacturing facility for ZEVALIN would harm our ability to timely produce commercial supplies of the ZEVALIN antibody. To the extent we cannot produce our own biologics, we will need to rely on third-party manufacturers, of which there are only a limited number capable of manufacturing biologics products as contract suppliers. We cannot be certain that we could reach agreement on reasonable terms, if at all, with those manufacturers.

    ZEVALIN has multiple components that require successful coordination among several third-party contract manufacturers and suppliers. We are currently negotiating with commercial contractors to meet our long-term manufacturing demands for fill/finish of ZEVALIN bulk product. We may not be able to reach agreement on reasonable terms, if at all, with our contract manufacturers and we may not be able to integrate and coordinate successfully our contract manufacturers and suppliers.

WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND COMMENCE OPERATIONS OF OUR NEW MANUFACTURING FACILITY

    We have recently purchased a 60-acre parcel of land on which we intend to develop a manufacturing facility utilizing, in part, a portion of the proceeds of this offering. We have little experience in developing manufacturing facilities and may not be able to successfully develop or commence operations at this facility. We may encounter difficulties in designing, constructing and initiating our manufacturing facility, including:

    - governmental regulation of our manufacturing facility, specifically, FDA approvals required for the commercial manufacture of our products currently in clinical trials;

    - public opinion regarding the impact of the facility on nearby communities;

    - construction delays, including obtaining necessary governmental approvals and permits;

    - cost overruns;

    - delays in design, shipment and installation of equipment for our facility;

    - other unforeseeable factors inherent in the construction process; and

    - obtaining any additional financing we may need to complete the facility.

    Even if we are able to successfully develop this manufacturing facility, we may not be able to do so in a cost-effective manner or in a time frame that is consistent with our expected future manufacturing needs.

WE RELY HEAVILY ON A LIMITED NUMBER OF SUPPLIERS

    Some materials used in our products and potential products, including Rituxan and ZEVALIN, are currently available only from a single supplier or a limited number of suppliers. Some of these suppliers are subject to ongoing FDA approvals or other governmental regulations. Any interruption or delay in our supply of materials required to sell our products could harm our business if we were unable to obtain an alternative supplier for these materials in a cost-effective and timely manner. Additional factors that could cause interruptions or delays in our source of materials include limitations on the availability of raw materials experienced by our suppliers and a breakdown in our commercial relations with one or more suppliers. These factors may be completely out of our control.

    In addition, we have entered into an agreement with a commercial supplier of the radioisotope for our product ZEVALIN. Prior to the commercialization of ZEVALIN, this supplier will be required to obtain FDA approvals. If this supplier were unable to obtain FDA approval, or if we were unable to receive the supply of this radioisotope for any other reason, including those described above, we would be unable to commercialize ZEVALIN unless we were to obtain a new supplier. We are only aware of one other entity that can provide the radioisotope that we need for the commercialization of ZEVALIN and we believe that this supplier would be required to apply for additional governmental approvals to provide this radioisotope to us. The process of establishing this relationship, and the process of obtaining the required governmental approvals would be time consuming. Additionally, there is no guarantee that we could reach an agreement with this entity, or any other entity that we may identify to provide the radioisotope we need, on commercially reasonable terms, or at all. As a result of these concerns, if we were to lose our supply of the radioisotope from our sole supplier, our ability to sell ZEVALIN could be harmed, which in turn could significantly harm our business.

OUR INDUSTRY IS INTENSELY COMPETITIVE

    The biotechnology industry is intensely competitive and we may not be able to produce or acquire rights to new products with commercial potential. We compete with biotechnology and pharmaceutical companies that have been established longer than we have, have a greater number of products on the market, have greater financial and other resources and have other technological or competitive advantages. We also compete in the development of technologies and processes and in acquiring personnel and technology from academic institutions, government agencies, and other private and public research organizations. We cannot be certain that one or more of our competitors will not receive patent protection that dominates, blocks or adversely affects our product development or business; will benefit from significantly greater sales and marketing capabilities; or will not develop products that are accepted more widely than ours. We are aware that a competitor has filed a BLA for a radiolabeled murine antibody product for the treatment of non-Hodgkin's lymphomas, which may compete with Rituxan and ZEVALIN, if approved. We are also aware of other potentially competitive biologic therapies for non-Hodgkin's lymphomas in development.

WE HAVE LIMITED SALES AND MARKETING EXPERIENCE

    We have limited experience with commercial sales and marketing, based entirely upon our launch and subsequent sales of Rituxan. Outside the United States, our strategy is to pursue and to rely solely upon collaborations with established pharmaceutical companies for marketing, distribution and sale of our products. We currently have no plans to directly market outside the United States. Given that we currently rely upon our copromotional partner to market Rituxan in the United States and rely exclusively on a third-party outside the United States, we cannot be certain that our products will be marketed and distributed in accordance with our expectations or that our market research or sales forecasts will be accurate. We also cannot be certain that we will ever be able to develop our own sales and marketing capabilities to an extent that we would not need to rely on third-party efforts, or that we will be able to maintain satisfactory arrangements with the third parties on whom we rely.

    ZEVALIN, if approved, will be our first product to be marketed exclusively by us in the United States. We have no marketing support service experience and, therefore, we will be dependent on outside contractors to meet those needs. We are currently negotiating with a third-party logistics distributor to provide customer service, order entry, shipping, billing, customer reimbursement assistance and managed-care sales support. We cannot be certain that we will reach agreement on reasonable terms, if at all, with our third-party logistics distributor or that the integration of these marketing support services can be successfully coordinated.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR SECURE RIGHTS TO THIRD-PARTY PATENTS

    Our ability and the abilities of our partners to obtain and maintain patent and other protection for our products will affect our success. We are assigned, have rights to, or have exclusive licenses to a number of U.S. and foreign patents and patent applications. However, these patent applications may not be approved, and even if approved, our patent rights may not be upheld in a court of law if challenged. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Our patent rights may not provide competitive advantages for our products and may be challenged, infringed upon or circumvented by our competitors.

    Because of the large number of patent filings in the biopharmaceutical field, our competitors may have filed applications or been issued patents and may obtain additional patents and proprietary rights relating to products or processes competitive with or similar to ours. We cannot be certain that U.S. or foreign patents do not exist or will not issue that would harm our ability to commercialize our products and product candidates.

    In September 1999, an interference to determine priority of inventorship was declared in the United States Patent and Trademark Office between Dartmouth University's patent application, which has been exclusively licensed to us, and Columbia University's patent, which we believe has been exclusively licensed to Biogen, Inc., relating to anti-CD40L antibodies. We, along with other companies, have filed oppositions to a Japanese patent assigned to Immunex Corporation relating to anti-CD40L antibodies. We are also aware that oppositions have been filed in the European Patent Office to granted European applications that have been licensed to us. Each of these applications contain claims relating to the use of anti-CD40L antibodies as a therapeutic. Also, we are aware of an opposition that was filed to a granted European patent application which names us as the applicant and which relates to PROVAX and therapeutic use thereof. If the outcome of the interference or any of the oppositions is adverse, in whole or in part, it could result in the scope of some or all of the granted claims being limited, some or all of the granted claims being lost, the granted patent application not proceeding to a patent or, our competitors having patent claims that may be asserted against us.

    We are aware of several third-party patents and patent applications, to the extent they issue as patents, that if successfully asserted against us, may adversely affect our ability to make, use, offer to sell, sell and import our products. These third-party patents and, patent applications may include:

    - three U.S. patents assigned to Glaxo Wellcome, plc, and foreign counterparts relating to therapeutic uses of CHO-glycosylated human chimeric, CDR-grafted or bi-specific antibodies;

    - two U.S. patents assigned to Glaxo Wellcome and foreign counterparts relating to chelator-stabilized antibody preparations;

    - two U.S. patents assigned to Glaxo Wellcome and foreign counterparts directed to methods of growing CHO cells in media that is free from components obtained directly from an animal source;

    - two U.S. patents assigned to Coulter Pharmaceutical, Inc. and the Regents of the University of Michigan; one that relates to compositions comprising radiolabeled antibodies directed to CD20 antigen which are administered at nonmyelosuppressive doses, and the second which relates to methods of treating lymphoma with anti-CD20 antibodies in combination with an anti-CD20 radiolabeled antibody, an apoptosis-inducing agent, external beam radiation, or a chemotherapeutic agent;

    - a U.S. patent and foreign counterparts filed by Bristol-Myers Squibb Company that relate to ligands to a B7 antigen;

    - two U.S. patents assigned to Columbia University and a Japanese patent assigned to Immunex, which we believe have been exclusively licensed to Biogen, related to monoclonal antibodies to the 5C8 antigen found on T cells and methods of their use. We believe the 5C8 antigen and CD40L, the target for our IDEC-131 antibody, are both expressed on the surface of activated T cells; and

    - a number of issued U.S. and foreign patents that relate to various aspects of radioimmunotherapy of cancer and to methods of treating patients with anti-CD4 antibodies.

    The owners, or licensees of the owners of these patents, or any foreign patents, and patent applications, to the extent they issue as patents, may assert that one or more of our products infringe one or more claims of these patents. If legal action is commenced against us or our partners to enforce any of these patents and patent applications, to the extent they issue as patents, and the plaintiff in such action prevails, we could be prevented from practicing the subject matter claimed in such patents.

    On May 28, 1999, Glaxo Wellcome filed a patent infringement lawsuit against Genentech. On September 14, 2000, Glaxo Wellcome filed a second patent infringement lawsuit against Genentech. These suits allege that the manufacture, use and sale of Rituxan infringe U.S. patents owned by Glaxo Wellcome. A trial for the first of these suits has been scheduled for spring 2001 and Glaxo Wellcome has filed a motion for summary judgment in the first suit. No trial date has been set in the second suit. To date we have not been named in either of these suits.


    If Glaxo Wellcome were to prevail, it could seek a variety of remedies, including seeking damages for past sales, requiring Genentech to obtain a license from Glaxo Wellcome, or obtaining an injunction against the sale of Rituxan. Because we rely on sales of Rituxan for substantially all of our revenue, an injunction would significantly harm our business. Further, if Genentech were required to obtain a license from Glaxo Wellcome, our operating results in a particular quarter could be harmed as a result of any payment required for past royalties. Additionally, our long-term profitability could be harmed by reduced profit-sharing under our collaboration agreement with our partner Genentech as a result of future royalties and other payments to Glaxo Wellcome.


    In addition, Glaxo Wellcome has sued Roche in Germany asserting that Rituxan infringes Glaxo's Wellcome's patents. On October 26, 2000, a German court handling the infringement phase of the suit issued a decision holding that the manufacture, use and sale of Rituxan infringes patents held by Glaxo Wellcome. If Glaxo Wellcome elects to enforce the decision, it must post a $6.4 million bond. The decision is appealable by Roche. A second German court considering the validity of the Glaxo Wellcome patents has to date not issued a decision. Additionally, Roche has filed oppositions in the European Patent Office to several of the Glaxo Wellcome patents. Although we were not named in the suit, if Glaxo Wellcome obtains an injunction precluding further sale of Rituxan, our business could be harmed.


    In addition to patents, we rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our partners, employees and consultants. These parties may breach our agreements and courts may not enforce the agreements, leaving us without adequate remedies. Further, our trade secrets may become known or be independently developed or patented by our competitors.

    If it were ultimately determined that our claimed intellectual property rights are unenforceable, or that our use of our products infringes on the rights of others, we may be required or may desire to obtain licenses to patents and other intellectual property held by third-parties to develop, manufacture and market our products. We may not be able to obtain these licenses on commercially reasonable terms, if at all, and any licensed patents or intellectual property that we may obtain may not be valid or enforceable. In addition, the scope of intellectual property protection is subject to scrutiny and change by courts and other governmental bodies. Litigation and other proceedings concerning patents and proprietary technologies can be protracted, expensive and distracting to management and companies may sue competitors as a way of delaying the introduction of competitors' products. Any litigation, including any interference proceeding to determine priority of inventions, oppositions to patents in foreign countries or litigation against our partners, may be costly and time-consuming and could harm our business.

WE MAY BE UNABLE TO MAINTAIN THIRD-PARTY RESEARCH AND DEVELOPMENT RELATIONSHIPS

    Funding of research and development efforts depends largely upon various arrangements with strategic partners and others who provide us with funding and who perform research and development with respect to our products. These strategic partners may generally terminate their arrangements with us at any time. These parties may develop products that compete with ours, and we cannot be certain that they will perform their contractual obligations or that any revenues will be derived from such arrangements. If one or more of our strategic partners fail to achieve product development objectives, this failure could harm our ability to fund related programs and develop products.

FAILURE TO OBTAIN PRODUCT APPROVALS OR COMPLY WITH GOVERNMENT REGULATIONS COULD HARM OUR BUSINESS

    As pharmaceutical manufacturers, we as well as our partners, contract manufacturers and suppliers are subject to extensive, complex, costly and evolving governmental rules, regulations and restrictions administered by the FDA, by other federal and state agencies, and by governmental authorities in other countries. In the United States, our products cannot be marketed until after they are approved by the FDA. Obtaining FDA approval involves the submission, among other information, of the results of preclinical and clinical studies on the product, and requires substantial time, effort and financial resources. Before approval of an NDA or BLA, the FDA will perform a prelicensing inspection of the facility to determine its compliance with cGMP. Rituxan is our only product that has received FDA approval, and we cannot be certain that ZEVALIN or any of our product candidates will be approved either in the United States or in other countries in a timely fashion, if at all.


    Our failure, or our partners' failure to obtain these approvals would preclude our ability to sell ZEVALIN which would harm our business. Further, we cannot be certain that our sole commercial supplier of the radioisotope for ZEVALIN will receive the required approvals of its NDA for the manufacture of the radioisotope required to be used in conjunction with ZEVALIN. Even assuming approval, we, as well as our partners, contract manufacturers and suppliers, are subject to numerous FDA requirements covering, among other things, testing, manufacturing, quality control, labeling and continuing promotion of drugs, and to government inspection at all times. Failure to meet or comply with any rules, regulations or restrictions of the FDA or other agencies could result in:


    - fines

    - unanticipated expenditures

    - product delays

    - non-approval or recall

    - interruption of production

    - criminal prosecution

Although we have instituted internal compliance programs and continue to address compliance issues raised from time to time by the FDA, we may not be able to meet regulatory agency standards and any lack of compliance may harm our business.

OUR BUSINESS EXPOSES US TO PRODUCT LIABILITY CLAIMS

    Our design, testing, development, manufacture and marketing of products involves an inherent risk of exposure to product liability claims and related adverse publicity. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. Although we currently maintain product liability insurance for our products in the amounts we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost or if a claim is brought against us, whether fully covered by insurance or not, our business could be harmed.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL OR TO REPURCHASE OUR CONVERTIBLE NOTES

    We expend and will likely continue to expend substantial funds to complete the research, development, manufacturing and marketing of our potential future products. Consequently, we may seek to raise capital through collaborative arrangements, strategic alliances or equity and debt financings or from other sources. We may need to raise additional funds or borrow funds to complete the construction of our planned Oceanside facility. We may be unable to raise additional capital on commercially acceptable terms, if at all, and if we raise capital through equity financing, existing stockholders may have their ownership interests diluted. Our failure to be able to generate adequate funds from operations or from additional sources would harm our business.

    If we undergo events constituting a change of control prior to February 16, 2004, we will be obligated to repurchase all our outstanding convertible notes at the option of the holder. We may not have sufficient funds at that time or may not be able to raise sufficient funds to make these repurchases.

FUTURE TRANSACTIONS MAY HARM OUR BUSINESS OR THE MARKET PRICE OF OUR SECURITIES

    We regularly review potential transactions related to technologies, products or product rights and businesses complementary to our business. These transactions could include:

    - mergers

    - acquisitions

    - strategic alliances

    - off-balance sheet financings

    - licensing agreements

    - copromotion agreements

    We may choose to enter into one or more of these transactions at any time, which may cause substantial fluctuations to the market price of securities that we have issued. Moreover, depending upon the nature of any transaction, we may experience a charge to earnings, which could also harm the market price of securities that we have issued.

WE RELY UPON KEY PERSONNEL

    Our success will depend, to a great extent, upon the experience, abilities and continued services of our executive officers and key scientific personnel. If we lose the services of any of these officers or key scientific personnel, our business could be harmed. Our success also will depend upon our ability to attract and retain other highly qualified scientific, managerial, sales and manufacturing personnel and our ability to develop and maintain relationships with qualified clinical researchers. Competition for these personnel and relationships is intense and we compete with numerous pharmaceutical and biotechnology companies as well as with universities and non-profit research organizations. We may not be able to continue to attract and retain qualified personnel or develop and maintain relationships with clinical researchers.

WE ARE SUBJECT TO UNCERTAINTIES REGARDING HEALTHCARE REIMBURSEMENT AND REFORM

    Our ability to commercialize products depends in part on the extent to which patients are reimbursed by governmental agencies, private health insurers and other organizations, such as health maintenance organizations, for the cost of such products and related treatments. Our business could be harmed if healthcare payers and providers implement cost-containment measures and governmental agencies implement healthcare reform.

VOLATILITY OF OUR STOCK PRICE

    The market prices for our common stock and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. For example, the market price of our common stock fluctuated between $57.00 per share and $202.19 per share during the six months ended October 31, 2000. The market price of our common stock will likely continue to fluctuate due to a variety of factors, including:

    - material public announcements;

    - the announcement and timing of new product introductions by us or others;

    - technical innovations or product development by us or our competitors;

    - regulatory approvals or regulatory issues;

    - developments relating to patents, proprietary rights and orphan drug status;

    - actual or potential clinical results with respect to our products under development or those of our competitors;

    - political developments or proposed legislation in the pharmaceutical or healthcare industry;

    - economic and other external factors, disaster or crisis;

    - hedge and/or arbitrage activities by holders of our convertible notes;

    - period-to-period fluctuations in our financial results; and

    - market trends relating to or affecting stock prices throughout our industry, whether or not related to results or news regarding us or our competitors.

OUR BUSINESS INVOLVES ENVIRONMENTAL RISKS

    Our business and the business of several of our strategic partners, including Genentech, involves the controlled use of hazardous materials, chemicals, biologics and radioactive compounds. Biologics manufacture is extremely susceptible to product loss due to microbial or viral contamination, material equipment failure, or vendor or operator error. Although we believe that our safety procedures for handling and disposing of such materials complies with state and federal standards, there will always be the risk of accidental contamination or injury. In addition, microbial or viral contamination may cause the closure of the respective manufacturing facility for an extended period of time. By law, radioactive materials may only be disposed of at state-approved facilities. We currently store our radioactive materials on-site because the approval of a disposal site in California for all California-based companies has been delayed indefinitely. If and when a disposal site is approved, we may incur substantial costs related to the disposal of these materials. If we were to become liable for an accident, or if we were to suffer an extended facility shutdown, we could incur significant costs, damages and penalties that could harm our business.

OUR CONVERTIBLE NOTES LEVERAGE US CONSIDERABLY

    As a result of issuing our convertible notes in February 1999, we raised approximately $112.7 million, net of underwriting commissions and expenses of $3.9 million, by incurring indebtedness of $345.0 million at maturity in 2019. As a result of this indebtedness, our principal and interest obligations increased substantially. The degree to which we are leveraged could harm our ability to obtain future financing and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. The holders of the convertible notes may require us to purchase the convertible notes on February 16, 2004, 2009, 2014 at a price equal to the issue price plus accrued original issue discount to the date of purchase. We have the option to repay our convertible notes plus accrued original issue discount in cash, our common stock or a combination thereof. We have the right to redeem the notes on or after February 16, 2004.

    In addition, in the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up or upon our default in payment with respect to any indebtedness or an event of default with respect to such indebtedness resulting in the acceleration thereof, our assets will be available to pay the amounts due on our convertible notes only after all our senior indebtedness has been paid in full. Moreover, holders of common stock would only receive the assets remaining after payment of all indebtedness and preferred stock, if any.


WE HAVE ADOPTED SEVERAL ANTI-TAKEOVER MEASURES AND OUR CONVERTIBLE NOTES MAY HAVE A FURTHER ANTI-TAKEOVER EFFECT


    We have taken a number of actions that could discourage a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. For example, we reincorporated into Delaware, which subjects us to Section 203 of the Delaware General Corporation Law, providing that we may not enter into a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the manner prescribed in the code section. In addition, we have adopted a stockholder rights plan that would cause substantial dilution to a person who attempts to acquire us on terms not approved by our board of directors. In addition, our board of directors has the authority to issue, without vote or action of stockholders, up to 8,000,000 shares of preferred stock and to fix the price, rights, preferences and privileges of those shares. Any series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of common stock. Although we currently have 183,014 shares of non-voting convertible preferred stock outstanding, which were convertible into 2,091,585 shares of common stock as of September 30, 2000, the board of directors has no present intention of issuing any additional shares of preferred stock. However, the board of directors may issue additional series of preferred stock in the future. In addition, our copromotion arrangement with Genentech provides Genentech with the option to buy the rights to Rituxan in the event that we undergo a change of control, which may limit our attractiveness to potential acquirors.

    We are required by the terms of our convertible notes, as of 35 business days after a change in control occurring on or before February 16, 2004, to purchase any convertible note at the option of its holder and at a price equal to the issue price plus accrued original issue discount to the date of repurchase. This feature of our convertible notes may have an anti-takeover effect.

                                USE OF PROCEEDS


    The net proceeds from our sale of the 2,000,000 shares of common stock offered by this prospectus are estimated to be approximately $418.8 million, or $481.7 million if the underwriters' over-allotment options are exercised in full, based on assumed price to the public of $220.25 per share, and after deductions for underwriters discounts and commissions and estimated offering expenses. We anticipate that the net proceeds of this offering will be used primarily:


    - to expand our manufacturing capacity, including the design, engineering and construction phases of our planned manufacturing facility in Oceanside, California;

    - to fund commercialization of ZEVALIN in the United States, if regulatory approvals are received;

    - to finance strategic acquisitions, including the potential acquisitions of products, product candidates, technologies or other businesses; and

    - for general working capital requirements.

    However, our board of directors may reallocate our use of the proceeds of this offering if business and other considerations cause the board of directors to believe that a reallocation is in the best interest of our company. Pending these uses, the net proceeds will be temporarily invested in interest-bearing marketable securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock trades on the Nasdaq National Market and prices are quoted under the symbol IDPH. The following table sets forth the high and low sales price, adjusted for our December 1999 stock split, for our common stock as reported by the Nasdaq National Market for the periods indicated.


                                                              HIGH       LOW
                                                            --------   --------
1998
First Quarter.............................................  $ 23.69    $ 16.38
Second Quarter............................................    22.75      11.31
Third Quarter.............................................    14.94       8.63
Fourth Quarter............................................    24.09       9.13

1999
First Quarter.............................................    27.56      19.81
Second Quarter............................................    39.63      21.25
Third Quarter.............................................    72.75      37.00
Fourth Quarter............................................   105.00      42.75

2000
First Quarter.............................................   173.00      75.00
Second Quarter............................................   128.63      55.63
Third Quarter.............................................   180.13     110.25
Fourth Quarter through November 8, 2000...................   222.00     157.00



    As of September 30, 2000, there were approximately 313 stockholders of record of our common stock. On November 8, 2000, the last sale price of our common stock as reported on the Nasdaq National Market was $220.25 per share.


                                DIVIDEND POLICY

    We have not paid cash dividends since our inception. We currently intend to retain all earnings, if any, for use in the expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth our capitalization at September 30, 2000, and as adjusted to reflect the sale of the 2,000,000 shares of our common stock offered in this prospectus at an assumed offering price of $220.25 per share, after deducting estimated underwriters' discounts and commissions and estimated offering expenses.



                                                                SEPTEMBER 30, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and securities available-for-sale....  $274,983    $693,759
                                                              ========    ========
Notes payable, less current portion.........................  $127,197    $127,197
Stockholders' equity:
  Convertible preferred stock, $0.001 par value, 8,000,000
    shares authorized; 183,014 shares issued and
    outstanding, at liquidation value.......................        --          --
  Common stock, $0.0005 par value, 200,000,000 shares
    authorized; 45,190,301 shares issued and outstanding;
    47,190,301 shares issued and outstanding, as
    adjusted(1).............................................        22          23
  Additional paid-in capital................................   227,267     646,043
  Accumulated other comprehensive loss--net realized losses
    on securities available-for-sale........................       (58)        (58)
  Accumulated deficit.......................................    (1,744)     (1,744)
                                                              --------    --------
  Total stockholders' equity................................   225,487     644,264
                                                              --------    --------
  Total capitalization......................................  $352,684    $771,461
                                                              ========    ========


------------------------

(1) The number of shares outstanding after the offering excludes:

    - 9,730,743 shares reserved for issuance under our stock option plans, of which options to purchase 7,480,565 shares of common stock at an average exercise price of $32.89 have been issued as of September 30, 2000;

    - 183,014 outstanding shares of our convertible preferred stock which are convertible into 2,091,585 shares of common stock as of September 30, 2000; and

    - 4,646,460 shares of our common stock issuable upon conversion of our convertible notes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below under the captions Consolidated Statement of Operations Data and Consolidated Balance Sheet Data for, and as of the end of, each of the years in the five-year period ended December 31, 1999, are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, and the independent auditors report thereon, are included elsewhere in this prospectus. The selected consolidated financial data presented below for the nine months ended September 30, 1999 and 2000, and as of September 30, 2000, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus that, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information included therein. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the Consolidated Financial Statements and related Notes thereto that are included in this prospectus and with Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                                                     YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------   --------   --------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues
  Revenues from unconsolidated joint business........  $     --   $     --   $  9,266   $ 53,813   $ 93,197   $66,223    $ 89,973
  Contract research revenues.........................    12,136     15,759     11,840     14,846     10,806     6,772      13,992
  License fees.......................................    11,500     14,250     23,500     18,300     14,000    13,000          --
                                                       --------   --------   --------   --------   --------   -------    --------
    Total revenues:..................................    23,636     30,009     44,606     86,959    118,003    85,995     103,965

Operating costs and expenses
  Manufacturing costs................................        --         --     18,875     19,602     14,277     9,675       2,134
  Research and development...........................    22,488     28,147     32,407     31,485     42,831    28,152      49,768
  Selling, general and administrative................     6,112      7,298     11,320     16,968     19,478    13,875      19,253
  Acquired technology rights.........................    11,437         --         --         --         --        --          --
                                                       --------   --------   --------   --------   --------   -------    --------
    Total operating costs and expenses...............    40,037     35,445     62,602     68,055     76,586    51,702      71,155
                                                       --------   --------   --------   --------   --------   -------    --------
Income (loss) from operations........................   (16,401)    (5,436)   (17,996)    18,904     41,417    34,293      32,810
Interest income......................................     1,387      3,178      3,489      3,626     10,247     7,292      12,345
Interest expense.....................................    (2,278)    (2,697)      (917)      (630)    (6,058)   (4,348)     (5,292)
                                                       --------   --------   --------   --------   --------   -------    --------
Income (loss) before income tax provision............   (17,292)    (4,955)   (15,424)    21,900     45,606    37,237      39,863
Income tax provision.................................        --         --        114        422      2,449     1,791       6,889
                                                       --------   --------   --------   --------   --------   -------    --------
                                                        (17,292)    (4,955)   (15,538)    21,478     43,157    35,446      32,974
Convertible preferred stock dividend.................        --       (696)        --         --         --        --          --
                                                       --------   --------   --------   --------   --------   -------    --------
Net income (loss)....................................  $(17,292)  $ (5,651)  $(15,538)  $ 21,478   $ 43,157   $35,446    $ 32,974
                                                       ========   ========   ========   ========   ========   =======    ========
Earnings (loss) per share(1)
  Basic..............................................  $  (0.59)  $  (0.17)  $  (0.41)  $   0.54   $   1.04   $  0.86    $   0.74
  Diluted............................................  $  (0.59)  $  (0.17)  $  (0.41)  $   0.46   $   0.86   $  0.71    $   0.63
Shares used in calculation of earnings (loss) per
  share(1)
  Basic..............................................    29,300     33,146     37,478     39,676     41,382    41,054      44,305
  Diluted............................................    29,300     33,146     37,478     46,754     50,429    49,858      52,499


                                                                           DECEMBER 31,
                                                       ----------------------------------------------------      SEPTEMBER 30,
                                                         1995       1996       1997       1998       1999            2000
                                                       --------   --------   --------   --------   --------   -------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and securities
  available-for-sale.................................  $ 24,010   $ 78,727   $ 69,657   $ 73,502   $246,286        $274,983
Total assets.........................................    47,626    113,029    106,013    125,273    307,074         382,631
Notes payable, less current portion..................     6,598      5,015      3,886      2,095    122,910         127,197
Accumulated deficit..................................   (78,860)   (83,815)   (99,353)   (77,875)   (34,718)        (1,744)
Total stockholders' equity...........................    31,169     92,614     80,679    106,428    159,978         225,487


------------------------------

(1) All share and earnings per share amounts for the years ended December 31, 1995, 1996, 1997, 1998 and for the nine months ended September 30, 1999 have been restated to reflect our two-for-one stock split effected in December 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES CONTAINED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SECURITIES ACT OF 1933. OUR ACTUAL RESULTS MAY DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS, AND THOSE DIFFERENCES MAY BE MATERIAL. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THIS PROSPECTUS, INCLUDE, AMONG OTHERS, THOSE FACTORS DESCRIBED UNDER THE CAPTION RISK FACTORS.

OVERVIEW


    We are primarily engaged in the commercialization, research and development of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. In November 1997, we received FDA approval to market our first product, Rituxan, in the United States. In June 1998, Roche, our European marketing partner, was granted marketing authorization for Rituximab in all European Union countries. In September 1999, Zenyaku, our Japanese marketing partner for Rituxan, submitted a BLA equivalent for Rituxan with the Ministry of Health and Welfare for Japan, which is currently pending approval in Japan. Rituxan is the trade name in the United States and Japan for the compound Rituximab. Outside the United States, Rituximab is marketed as MabThera. In this Management's Discussion and Analysis section, we refer to Rituximab, Rituxan and MabThera collectively as Rituxan, except where we have otherwise indicated. Rituxan is being copromoted in the United States under a joint business arrangement with Genentech, where we receive a share of the pretax copromotion profits. Under the joint business arrangement we share responsibility with Genentech for selling and continued development of Rituxan in the United States. Continued development of Rituxan includes conducting supportive research on Rituxan, post-approval clinical studies and obtaining approval of Rituxan for potential additional indications. Genentech provides the support functions for the commercialization of Rituxan in the United States including marketing, customer service, order entry, distribution, shipping and billing. Since September 1999, Genentech has been responsible for all worldwide manufacturing. Under the terms of separate agreements with Genentech, commercialization of Rituxan outside the United States is the responsibility of Roche, except in Japan where Zenyaku will be responsible for product development, marketing and sales. We receive royalties on Rituxan sales outside the United States.


    Our revenues include revenues from unconsolidated joint business, contract revenues and license fees. Until the commercialization of Rituxan, a substantial portion of our revenues had been derived from contract revenues and license fees. However, since the commercialization of Rituxan in November 1997, our revenues have depended primarily upon the sale of Rituxan.

    Revenues from unconsolidated joint business include our share of the pretax copromotion profits generated from our joint business arrangement with Genentech, revenue from bulk Rituxan sales to Genentech through March 2000, reimbursement from Genentech of our Rituxan-related sales force and development expenses and royalty income from Roche on sales of Rituximab outside the United States. Revenue from bulk Rituxan sales was recognized when Genentech accepted the bulk Rituxan. We record our royalty income from Roche with a one-quarter lag. Under the copromotion arrangement, all U.S. sales of Rituxan and associated costs and expenses are recognized by Genentech and we record our share of the pretax copromotion profits on a quarterly basis, as defined in our collaborative agreement with Genentech. Pretax copromotion profits under the joint business arrangement are derived by taking U.S. net sales of Rituxan to third-party customers less cost of sales, third-party royalty expenses, distribution, selling and marketing expenses and joint development expenses incurred by Genentech and us. Our profit-sharing formula with Genentech has two tiers; we earn a higher percentage of the pretax copromotion profits at the upper tier once a fixed pretax copromotion profit level is met. The profit-sharing formula resets annually at the beginning of each year to the lower tier.

We began recording our profit share at the higher percentage at the beginning of the second quarter of 2000. In 1999, we began recording our profit share at the higher percentage during the second quarter.

    Contract revenues include nonrefundable research and development funding under collaborative agreements with our strategic partners and other funding under contractual arrangements with other parties. Contract research and development funding generally compensates us for discovery, preclinical and clinical expenses related to our collaborative development programs for our products and is recognized at the time research and development activities are performed under the terms of the collaborative agreements.

    License fees include nonrefundable fees from product development milestone payments, the sale of license rights to our proprietary gene expression technology and nonrefundable fees from the sale of product rights under collaborative development and license agreements with our strategic partners. Included in license fees are nonrefundable product development milestone payments which are recognized upon the achievement of product development milestone objectives as stipulated in agreements with our strategic partners. Product development milestone objectives vary in each of our agreements. The achievement of product development milestone objectives that may lead to the recognition of license fees may include:

    - the achievement of preclinical research and development objectives;

    - the initiation of various phases of clinical trials;

    - the filing of an investigational new drug application, BLA or new drug application;

    - the filing of drug license applications in foreign territories; and

    - obtaining United States or foreign regulatory product approvals.

    Contract revenues and license fees may vary from period to period and are in part dependent upon achievement of research and development objectives or the consummation of new corporate alliances. The magnitude and timing of contract revenues and license fees may influence our achievement and level of profitability.

    The cost of bulk Rituxan sold to Genentech was recorded as manufacturing costs in our condensed consolidated statements of operations. Under our agreement with Genentech, the sales price of bulk Rituxan sold to Genentech was capped at a price that was less than our cost to manufacture bulk Rituxan. In September 1999, we transferred all manufacturing responsibilities for bulk Rituxan to Genentech. Since the transfer of bulk Rituxan manufacturing to Genentech in September 1999, we have been using our manufacturing capacity for production of specification-setting lots and pre-commercial inventory of ZEVALIN antibodies and production of clinical antibodies. During the first quarter of 2000, we completed the BLA-enabling bulk manufacturing runs of the antibody component for ZEVALIN.

    We have incurred increasing annual operating expenses and, with the commercialization of Rituxan and preparation for potential commercialization of ZEVALIN, we expect such trends to continue. Since our inception in 1985, through 1997, we incurred annual operating losses. Our ongoing profitability will be dependent upon the continued commercial success of Rituxan, product development, revenues from the achievement of product development objectives and licensing transactions. As of September 30, 2000, we had an accumulated deficit of $1.7 million.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 2000

    REVENUES FROM UNCONSOLIDATED JOINT BUSINESS: Revenues from unconsolidated joint business for the nine months ended September 30, 2000 totaled
$90.0 million compared to $66.2 million for the comparable period in 1999. Revenues from unconsolidated joint business for the nine months ended September 30, 1999 and 2000 reflect the financial results from the commercialization of Rituxan through our collaboration with Genentech. Revenues from unconsolidated joint business for the nine months ended September 30, 1999 and 2000, consist of the following:

                                                               SEPTEMBER 30,
                                                            -------------------
                                                              1999       2000
                                                            --------   --------
                                                              (IN THOUSANDS)
Copromotion profit........................................  $49,707    $74,979
Bulk Rituxan sales........................................    7,548      2,078
Reimbursement of selling and development expenses.........    5,877      7,101
Royalty income on sales of Rituximab outside the U.S......    3,091      5,815
                                                            -------    -------
  Total revenues from unconsolidated joint business.......  $66,223    $89,973
                                                            =======    =======

    During the first quarter of 2000, we recognized the remaining revenues from bulk Rituxan sales to Genentech. Going forward, the transfer of all manufacturing responsibilities to Genentech will result in the loss of revenues to offset our manufacturing costs. The loss of bulk Rituxan revenues may be offset by the potential financial and development timeline benefits of manufacturing the ZEVALIN antibody and clinical antibodies in our manufacturing facility. Under our agreement with Genentech, our pretax copromotion profit-sharing formula has two tiers. We earn a higher percentage of the pretax copromotion profits at the upper tier once a fixed pretax copromotion profit level is met. The profit-sharing formula resets annually at the beginning of each year to the lower tier. We began recording our profit share at the higher percentage at the beginning of the second quarter of 2000. In 1999, we began recording our profit share at the higher percentage during the second quarter.

    Rituxan net sales to third-party customers in the United States recorded by Genentech for the nine months ended September 30, 2000 amounted to $290.2 million compared to $190.5 million for the comparable period in 1999. This increase was primarily due to increased market penetration in treatments of B-cell NHL and a five percent increase in the wholesale price of Rituxan which was effected on September 1, 1999.

    Our royalty revenue on sales of Rituximab outside the United States is based on Roche's end-user sales and is recorded with a one-quarter lag. For the nine months ended September 30, 2000, we recognized $5.8 million in royalties from Roche's end-users sales compared to $3.1 million for the comparable period in 1999.

    CONTRACT REVENUES:  Contract revenues for the nine months ended
September 30, 2000 totaled $14.0 million compared to $6.8 million for the comparable period in 1999. The increase in contract research revenues is primarily the result of funding under a collaboration and license agreement with Schering AG and a collaborative research and development agreement with Taisho Pharmaceuticals Co. Ltd. of Tokyo, offset by the decreased funding under a collaborative agreement with Eisai Co, Ltd.

    LICENSE FEES: License fees for the nine months ended September 30, 1999 totaled $13.0 million which is due to a nonrecurring $13.0 million upfront licensing fee from Schering AG for the exclusive marketing and distribution rights of ZEVALIN outside the United States.

    Contract revenues and license fees may vary from period to period and are, in part, dependent upon achievement of research and development objectives. The magnitude and timing of contract revenues and license fees may influence our achievement and level of profitability. We continue to pursue other collaborative and license arrangements, however, no assurance can be given that any such arrangements will be realized.

    MANUFACTURING COSTS: Manufacturing costs totaled $2.1 million for the nine months ended September 30, 2000 compared to $9.7 million for the comparable period in 1999. Our manufacturing costs relate to production of bulk Rituxan sold to Genentech. Manufacturing costs were recognized when Genentech accepted bulk Rituxan inventory. The decrease in manufacturing costs for 2000 is due to the transfer of all manufacturing responsibilities for bulk Rituxan to Genentech in September 1999.

The final lots of bulk Rituxan manufactured by us during the third quarter of 1999 were accepted by Genentech during the first quarter of 2000. Since the transfer of all manufacturing responsibilities for bulk Rituxan to Genentech, we have been using our manufacturing capacity for production of specification-setting lots and pre-commercial inventory of ZEVALIN antibodies and production of clinical antibodies. Those manufacturing expenses have been recorded as research and development expenses.

    RESEARCH AND DEVELOPMENT:  Research and development expenses totaled
$49.8 million for the nine months ended September 30, 2000 compared to $28.2 million for the comparable period in 1999. The increase in research and development expenses in 2000 is primarily due to ZEVALIN-related manufacturing and process development expenses, technology in-licensing, expansion of our facilities and contract manufacturing to third-parties. We expect to continue incurring substantial manufacturing related expenses as we have begun using our manufacturing capacity for production of specification-setting lots and pre-commercial inventory of ZEVALIN antibodies and production of other clinical antibodies under development. In the future we expect to continue incurring substantial additional research and development expenses due to:

    - completion of our primary development program for ZEVALIN and preparation of our ZEVALIN BLA package;

    - the expansion or addition of research and development programs;

    - technology in-licensing;

    - regulatory-related expenses;

    - facility expansion; and

    - preclinical and clinical testing of our various products under development.

    SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses totaled $19.3 million for the nine months ended September 30, 2000 compared to $13.9 million for the comparable period in 1999. Selling, general and administrative expenses increased in 2000 primarily due to increased legal and patent filing fees and general increases in general and administrative expenses to support overall organizational growth. Selling, general and administrative expenses are expected to increase in the foreseeable future to support expanded growth in sales, marketing and administration related to the potential commercialization of ZEVALIN, manufacturing capacity, clinical trials and research and development.

    INTEREST INCOME/EXPENSE: Interest income totaled $12.3 million for the nine months ended September 30, 2000 compared to $7.3 million for the comparable period in 1999. The increase in interest income in 2000 is primarily due to higher average balances in cash, cash equivalents and securities available-for-sale resulting from the completion of a convertible notes offering in February 1999, cash provided by operations and cash provided from the issuance of common stock under employee stock option and purchase plans.

    Interest expense totaled $5.3 million for the nine months ended
September 30, 2000 compared to $4.3 million for the comparable period in 1999. The increase in interest expense in 2000 is primarily due to noncash interest charges relating to the convertible notes offering in February 1999. Interest expense is expected to increase in the future due to non-cash interest charges from the convertible notes.

    INCOME TAX PROVISION: Our effective tax rate for the nine months ended September 30, 2000 was approximately 17% compared to five percent in 1999. Our effective tax rate for 2000 and 1999 results from the utilization of net operating loss carryforwards and the reduction of the valuation allowance against the related deferred tax assets. At December 31, 1999, we had a valuation allowance equal to our deferred tax assets of $57.5 million since we have not established a pattern of profitable operations for income tax reporting purposes. Our net operating loss carryforwards available to offset future taxable income at December 31, 1999 were approximately $87.0 million for federal income tax purposes and begin to expire in 2006. The utilization of our net operating loss carryforwards and tax credits may be subject to an annual limitation under the Internal Revenue Code due to a cumulative change of ownership of more than 50% in prior years. However, we anticipate this annual limitation to result only in a slight deferral in the utilization of our net operating loss carryforwards and tax credits. We expect that our effective tax rate in the future will be closer to the maximum statutory tax rate.

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    REVENUES FROM UNCONSOLIDATED JOINT BUSINESS: Revenues from unconsolidated joint business in 1999 totaled $93.2 million compared to $53.8 million in 1998 and $9.3 million in 1997. Revenues from unconsolidated joint business in 1998 and 1999 reflect full year financial results from the commercialization of Rituxan through our collaboration with Genentech. Included in these revenues is our share of the pretax copromotion profits generated from our joint business arrangement with Genentech, revenue from bulk Rituxan sales to Genentech, reimbursement from Genentech of our sales force and development expenses and royalty income from Roche on sales of Rituximab outside the United States. Revenues from unconsolidated joint business for the years ended December 31, 1997, 1998 and 1999 consist of the following:

                                                            DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
                                                           (IN THOUSANDS)
Copromotion profit (loss)........................  $(4,350)   $30,579    $67,595
Bulk Rituxan sales...............................   10,631     15,043     12,776
Reimbursement of selling and development
  expenses.......................................    2,985      6,949      8,273
Royalty income on sales of Rituximab outside the
  U.S............................................       --      1,242      4,553
                                                   -------    -------    -------
  Total revenues from unconsolidated joint
    business.....................................  $ 9,266    $53,813    $93,197
                                                   =======    =======    =======

    The sale of bulk Rituxan for the year ended December 31, 1999 resulted in $12.8 million of revenues, which offset a majority of manufacturing costs in 1999. We began recording our annual copromotion profits using the higher percentage during the second quarter of 1999 as compared to the third quarter in 1998. Revenues from unconsolidated joint business in 1997 consist of bulk Rituxan sales to Genentech and reimbursement from Genentech for our Rituxan sales force and development expenses, offset by our share of the joint business operating loss. During 1997, the joint business recorded an operating loss due to significant shared expenses related to the launch of Rituxan in the United Sates in December 1997.

    Rituxan net sales to third-party customers in the United States recorded by Genentech in 1999 amounted to $262.7 million compared to $152.1 million in 1998 and $5.1 million in 1997. This increase was primarily due to increased market penetration in treatments of B-cell NHL and a six percent increase in the wholesale price of Rituxan which was effected on October 5, 1998.


    CONTRACT REVENUES: Contract revenues totaled $10.8 million in 1999 compared to $14.8 million in 1998 and $11.8 million in 1997. The decrease in contract revenues in 1999 resulted primarily from decreased funding under collaborative agreements with Eisai, Seikagaku Corporation and SmithKline Beecham plc, offset by increased funding under a collaboration and license agreement with Schering AG. The increase in contract revenues in 1998 from 1997 resulted primarily from increased funding under collaborative agreements with Eisai, offset in part by decreased research and development funding from Genentech and Seikagaku.


    LICENSE FEES: License fees totaled $14.0 million in 1999 compared to $18.3 million in 1998 and $23.5 million in 1997. License fees in 1999 consist primarily of a $13.0 million up-front licensing fee from Schering AG for the marketing and distribution rights of ZEVALIN outside the United States. License fees in 1998 consisted of a $10.0 million product development milestone payment from

Genentech for European approval of Rituxan, a $6.3 million license fee from Kirin Brewery Co. Ltd. Pharmaceuticals Division for the license of our proprietary gene expression technology and a product development milestone payment for the IND allowance of IDEC-114, an investigational PRIMATIZED anti-B7 monoclonal antibody for the treatment of psoriasis, under our collaboration with Mitsubishi--Tokyo Pharmaceuticals, Inc., formerly Mitsubishi Chemical Corporation. License fees in 1997 are primarily due to a $15.0 million product development milestone payment received from Genentech upon FDA approval of Rituxan and a $5.0 million license fee from Boehringer Ingelheim GmbH for the license of our proprietary gene expression technology.

    MANUFACTURING COSTS: Manufacturing costs totaled $14.3 million in 1999 compared to $19.6 million in 1998 and $18.9 million in 1997. Manufacturing costs for 1997, 1998 and 1999 relate to production of bulk Rituxan sold to Genentech. The decrease in manufacturing costs for 1999 is due to the completion in September 1999 of our obligation to manufacture bulk Rituxan under our agreement with Genentech. Manufacturing costs in 1997 includes costs of approximately
$2.0 million incurred for the start-up of our manufacturing facility.

    RESEARCH AND DEVELOPMENT:  Research and development expenses totaled
$42.8 million in 1999 compared to $31.5 million in 1998 and $32.4 million in 1997. The increase in research and development expense in 1999 is primarily due to increased personnel expenses and ZEVALIN-related clinical trials, process development and manufacturing scale-up expenses, offset in part by decreased contract manufacturing by third-parties and other outside service expenses. The decrease in research and development expenses in 1998 is due to a $3.0 million up-front licensing fee paid to Pharmacia & Upjohn for exclusive rights to 9-AC in 1997, partially offset by higher personnel and clinical trial expenses incurred during 1998.

    SELLING, GENERAL AND ADMINISTRATIVE: Selling, general and administrative expenses totaled $19.5 million in 1999 compared to $17.0 million in 1998 and $11.3 million in 1997. Selling, general and administrative expenses increased from 1997 to 1999 due to increased sales and marketing expenses resulting from the commercialization of Rituxan.

    INTEREST INCOME/EXPENSE: Interest income totaled $10.2 million in 1999 compared to $3.6 million in 1998 and $3.5 million in 1997. The increase in interest income in 1999 is primarily due to higher average balances in cash, cash equivalents and securities available-for-sale resulting from the completion of our convertible note offering in February 1999, cash provided by operations and cash provided from the issuance of common stock issued under employee stock option and purchase plans.

    Interest expense totaled $6.1 million in 1999 compared to $0.6 million in 1998 and $0.9 million in 1997. The increase in interest expense in 1999 is primarily due to noncash interest charges relating to the convertible notes offering in February 1999. The decrease in interest expense in 1998 is due to the repayment of notes payable.

    INCOME TAX PROVISION: Our effective tax rate in 1999 was approximately five percent compared to two percent in 1998. Our effective tax rate for 1999 resulted from the utilization of net operating loss carryforwards and the reduction of the valuation allowance against the related deferred tax assets. Our effective tax rate for 1998 was the result of an alternative minimum tax system that only allows the utilization of net operating loss carryforwards to offset 90% of taxable income. The income tax provision for the year ended December 31, 1997 consisted of state franchise tax.

LIQUIDITY AND CAPITAL RESOURCES

    We have financed our operating and capital expenditures since inception principally through the sale of equity securities, commercialization of Rituxan, license fees, contract revenues, lease financing transactions, debt and interest income. We expect to finance our current and planned operating requirements principally through the proceeds of this offering, cash on hand, funds from our joint business arrangement with Genentech and with funds from existing collaborative agreements and contracts which we believe will be sufficient to meet our operating requirements for the foreseeable future. Existing collaborative research agreements and contracts, however, could be canceled by the contracting parties. In addition, we may, from time to time seek additional funding through a combination of new collaborative agreements, strategic alliances and additional equity and debt financings or from other sources. There can be no assurance that additional funds will be obtained through these sources on acceptable terms, if at all. Should we not enter into any such arrangements, we anticipate our cash, cash equivalents and securities available-for-sale, together with the existing agreements and contracts and cash generated from our joint business arrangement with Genentech, will be sufficient to finance our currently anticipated needs for operating and capital expenditures for at least the next twelve months. If adequate funds are not available from the joint business arrangement, operations or additional sources of financing, our business could be harmed. Our working capital and capital requirements will depend upon numerous factors, including:

    - the continued commercial success of Rituxan;

    - the progress of our preclinical and clinical testing;

    - fluctuating or increasing manufacturing requirements and research and development programs;

    - timing and expense of obtaining regulatory approvals;

    - levels of resources that we devote to the development of manufacturing, sales and marketing capabilities, including resources devoted to the potential commercial launch of ZEVALIN;

    - technological advances;

    - status of competitors; and

    - our ability to establish collaborative arrangements with other organizations.

    Until required for operations, we invest our cash reserves in bank deposits, certificates of deposit, commercial paper, corporate notes, United States government instruments and other readily marketable debt instruments in accordance with our investment policy.

    At September 30, 2000, we had $275.0 million in cash, cash equivalents and securities available-for-sale compared to $246.3 million at December 31, 1999. Sources of cash, cash equivalents and securities available-for-sale during the nine months ended September 30, 2000, included $42.2 million from operations and $15.7 million from the issuance of common stock under employee stock option and purchase plans. Uses of cash, cash equivalents and securities available-for-sale during the nine months ended September 30, 2000, included $28.4 million used to purchase property and capital equipment and $1.1 million used to pay notes payable.

    In September 2000, we purchased a 60-acre site in Oceanside for approximately $19 million in cash. We plan to build a large-scale manufacturing facility at the location, which we anticipate using to commercialize our products currently in clinical trials. Additional costs we expect to incur in connection with this facility include design, development and construction costs, as well as the purchase and installation of equipment and furnishings for the facility. We estimate that these costs may exceed $300 million over a four year period. We expect to pay for these costs in part through our existing cash on hand, in part from the proceeds of this offering and in part from our working capital. We presently intend to finance this facility through a structured financing which will likely involve using the proceeds of this offering as collateral. We plan to begin preliminary site preparations in 2001 for the first phase of development, which is anticipated to be approximately 300,000 square feet. The first phase of the new facility in Oceanside is anticipated to be completed in late 2003. We expect the facility to be operating in 2005. This expansion will allow us to better control the manufacture of our products, reducing our reliance on contract manufacturers, as well as to reduce commercial risk.

    In February 1999, we raised through the sale of convertible notes approximately $112.7 million, net of underwriting commissions and expenses of $3.9 million. The notes were priced with a yield to maturity of 5.5 percent annually. Upon maturity, these notes will have an aggregate principal face value of $345.0 million. Each $1,000 aggregate principal face value note is convertible at the holders' option at any time through maturity into 13.468 shares of our common stock at an initial conversion price of $25.09. We are required under the terms of the notes, as of 35 business days after a change in control occurring on or before February 16, 2004, to purchase any note at the option of its holder at a price equal to the issue price plus accrued original issue discount to the date of purchase. Additionally, the holders of the notes may require us to purchase the notes on February 16, 2004, 2009 or 2014 at a price equal to the issue price plus accrued original issue discount to the date of purchase with us having the option to repay the notes plus accrued original issue discount in cash, our common stock or a combination thereof. We have the right to redeem the notes on or after February 16, 2004.

    In September 1997, we entered into a development and license agreement with Cytokine Pharmasciences, Inc., or CPI, formally known as Cytokine
Networks, Inc. Under the terms of the development and license agreement with CPI, we may make payments to CPI totaling up to $10.5 million plus a share of future royalty and development milestone payments received by us from third parties, subject to attainment of product development milestone objectives, of which $3.5 million has been paid through September 30, 2000.

    In October 1992, we entered into a collaborative research and license agreement with SmithKline Beecham related to the development and commercialization of compounds based on our PRIMATIZED anti-CD4 antibodies. In February 2000, we amended and restated our agreement with SmithKline Beecham which resulted in all anti-CD4 program rights, including IDEC-151, being returned to us. We will receive no further funding from SmithKline Beecham under the restated agreement. As part of the restated agreement, SmithKline Beecham has the option to negotiate commercialization and copromotion rights with us for the first compound based on our PRIMATIZED anti-CD4 antibodies to complete a Phase II study. If we do not commercialize and copromote the compound with SmithKline Beecham, we will pay SmithKline Beecham royalties on sales and licensees by us or our affiliates, on products emerging from the rights returned to us under the restated agreement.

NEW ACCOUNTING STANDARDS


    In December 1999, the Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. SAB No. 101, as amended by SAB
No. 101B, summarizes the Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB
No. 101 provides that specific facts and circumstances may result in nonrefundable fees received under our collaborative agreements not being recognized as revenue upon payment but instead recognized as revenue over future periods. Implementation of SAB No. 101 is required no later than the fourth quarter of 2000. We are presently evaluating the impact of SAB No. 101 and expect to record a charge to income of approximately $9.3 million net of tax, which will be reported as a change in accounting principle. The cumulative effect on the accumulated deficit of this accounting change will be recorded as of January 1, 2000.


    In March of 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of Accounting Principles Board Opinion No. 25. FIN 44 is effective July 1, 2000. We do not expect the application of FIN 44 to have a significant effect on our consolidated financial statements.

                                    BUSINESS

    We are a biopharmaceutical company engaged primarily in the research, development and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. Our first commercial product, Rituxan, and our most advanced product candidate, ZEVALIN, are for use in the treatment of certain B-cell NHLs. B-cell NHLs currently afflict approximately 300,000 patients in the United States. We are also developing products for the treatment of various autoimmune diseases, such as rheumatoid arthritis and psoriasis.

    In November 1997, Rituxan became the first monoclonal antibody approved by the FDA for a cancer therapy indication. Rituxan, marketed in the United States pursuant to a copromotion arrangement between us and Genentech, Inc., achieved U.S. net sales of $290.2 million for the nine months ended September 30, 2000, compared to $190.5 million for the nine months ended September 30, 1999, an increase of 52%, and $262.7 million for the year ended December 31, 1999, compared to $152.1 million for the year ended December 31, 1998, an increase of 73%. Roche sells Rituxan under the trade name MabThera outside the United States, except in Japan where Zenyaku has the rights for product development, marketing and sales.

    Under our copromotion arrangement with Genentech, we share responsibility with Genentech for selling and continued development of Rituxan in the United States and Canada. Continued development of Rituxan includes conducting supportive research and post-approval clinical studies on Rituxan and obtaining potential approval of Rituxan for additional indications. Genentech provides support functions for the commercialization of Rituxan including marketing, customer service, order entry, distribution, shipping and billing. Since September 1999, Genentech has been responsible for all worldwide manufacturing of Rituxan.

    All U.S. sales of Rituxan and associated costs and expenses are recognized by Genentech and we record our share of the pretax copromotion profits on a quarterly basis. Our profit sharing formula with Genentech has two tiers; we earn a higher percentage of the pretax copromotion profits at the upper tier once a fixed pretax copromotion profit level is met. The profit-sharing formula resets annually at the beginning of each year to the lower tier.

    Rituxan, which is delivered intravenously as a treatment for B-cell NHL, has a favorable safety profile, as compared to chemotherapy. Treatment with Rituxan is given as four weekly intravenous infusions over a twenty-two day period as compared to chemotherapy, which is typically given in repeated cycles for up to four to eight months. Thus, Rituxan offers the possibility of increased quality of life during the treatment of cancer, while maintaining a response rate that compares favorably with conventional treatments. Because of its favorable safety profile, we believe that Rituxan is a strong candidate for combination therapy, and we are currently researching its possible uses in this role.

    On September 27, 2000, we announced that we had received a "completed review" letter from the FDA indicating that it has completed review of an sBLA for Rituxan. We submitted the sBLA in late 1999 in an effort to expand the approved indications for Rituxan based on results of the following studies in Rituxan B-cell NHL:

    - treatment of patients with bulky disease;

    - dosing of up to eight weekly doses per treatment; and

    - multiple courses of treatment.

    During the review process, we provided the FDA with proposed revisions and additions to the Rituxan Package Insert, or PI. In its completed review letter, the FDA commented only on the details of the PI. Based on the FDA's comments, we have begun discussions with the FDA with the objective of finalizing revisions to the Rituxan PI.

    We also have five product candidates in various stages of clinical testing. The most advanced of these is ZEVALIN, a radioimmunotherapy for treatment of B-cell NHL. ZEVALIN has completed two pivotal Phase III human clinical trials and on November 1, 2000, we submitted a BLA to the FDA seeking market approval for ZEVALIN in the United States. We believe that ZEVALIN in the commercial setting will be used in a manner that is complementary to Rituxan for patients requiring more aggressive treatment. Patients receiving ZEVALIN are first treated with Rituxan, and then with ZEVALIN, which delivers the radioisotope yttrium-90 to tumor sites throughout the body. Yttrium-90 has been shown in clinical trials to be useful in inducing significant remissions of disease in a majority of advanced stage lymphoma patients. Unlike Rituxan, which is administered by medical oncologists, we believe that radioimmunotherapies, including ZEVALIN, will be administered primarily by radiation oncologists and nuclear medicine specialists. We have exclusive commercialization rights to ZEVALIN in the United States and have licensed all rights outside the United States to Schering AG.

    We currently have four other antibodies in various stages of clinical development for treatment of autoimmune diseases:

    - PRIMATIZED Anti-CD4 (IDEC-151) is being developed as a treatment for rheumatoid arthritis. A Phase II trial of this antibody was initiated in August 2000 in combination with methotrexate in patients with moderate to severe rheumatoid arthritis. For this trial, we plan to enroll approximately 130 patients who will be randomized to receive either IDEC-151 plus methotrexate or placebo plus methotrexate.


    - Humanized Anti-CD40L (IDEC-131) is being developed as a treatment for autoimmune diseases. This antibody has completed Phase I and Phase II trials in systemic lupus erythematosus, or SLE, that demonstrated a favorable safety profile. However, in the Phase II trial, the response rates, as compared to a significant placebo response rate, did not support continued development of IDEC-131 in SLE. Based on its favorable safety profile and pre-clinical studies, we continue to evaluate IDEC-131 in other autoimmune diseases. In early November, we received an allowance from the FDA to proceed with two separate Phase II clinical trials with IDEC-131 in two different autoimmune indications.


    - PRIMATIZED Anti-B7 (IDEC-114) is being developed as a treatment for psoriasis. This antibody has successfully completed a Phase I safety trial, and is currently in the later stages of a Phase I/II multiple dose clinical trial. IDEC-114 is scheduled to enter Phase II testing during the first half of 2001.

    - PRIMATIZED Anti-CD23 (IDEC-152) is being developed as a treatment for allergic asthma. This antibody is currently being evaluated in Phase I clinical testing for safety, tolerability and pharmacokinetics.

THERAPEUTIC ANTIBODIES AND THE IMMUNE SYSTEM

    The immune system is composed of specialized cells, including B cells and T cells, that function in the recognition, destruction and elimination of disease-causing foreign substances and virally infected or malignant cells. The role of these specialized cells is determined by receptors on the cell surface which govern the interaction of the cell with foreign substances and with the rest of the immune system. For example, each differentiated B cell of the immune system has a different antibody anchored to its surface that serves as a receptor to recognize foreign substances. This antibody then triggers the production of additional antibodies which, as free-floating molecules, bind to and eliminate these foreign substances. Each foreign substance is individually identifiable by structures on its surface known as antigens, which serve as binding sites for the specific antibodies. T cells play more diverse roles, including the identification and destruction of virally infected or malignant cells.

    A variety of technologies have been developed to produce antibodies as therapeutic agents. These include hybridoma technology and molecular biology techniques such as gene cloning and expression, which can now be applied to the generation, selection and production of hybrid monoclonal antibody varieties known as chimeric and humanized antibodies, as well as strictly human antibodies. Chimeric antibodies are constructed by combining portions of non-human species, typically mouse antibodies, with human antibodies. In these applications, the portion of the antibody responsible for antigen binding, which we refer to as the variable region, is taken from a non-human antibody and the remainder of the antibody, which we refer to as the constant region, is taken from a human antibody. Compared to mouse-derived monoclonal antibodies, chimeric antibodies generally exhibit lower immunogenicity, which is the tendency to trigger an often adverse immune response such as a human anti-mouse antibody, or HAMA response. Chimeric antibodies are also cleared more slowly from the body and function more naturally in the human immune system. Humanized antibodies can be constructed by grafting several small pieces of a murine antibody's variable region onto a constant region framework provided by a human antibody. This process, known as CDR-grafting, reduces the amount of foreign materials in the antibody, rendering it closer to a human antibody. However, the construction of humanized antibodies by CDR-grafting requires complex computer modeling, and the properties of the resulting antibody are not completely predictable and may, in fact, still trigger a HAMA response.

    Monoclonal antibodies may be used to bind to specific subsets of human immune system cells and may act to deplete, to suppress or to up-regulate the activity of the targeted cells. Indeed, the high specificity of monoclonal antibodies enables them to selectively act against different types of B cells or T cells. Depletion of diseased immune cells or suppression of disease-causing immune activities may be possible by using antibodies that attach to specific antigens on the surface of target immune system cells. In particular, the individual B and T cells of the immune system express a broad variety of surface antigens, which are cell surface markers. These antigens not only differentiate one cell type from another, but also differentiate individual cells from other cells with specificity for different antigens. Monoclonal antibodies may also be used to bind to molecules, for example cytokines, in the plasma which serve as soluble mediators of immune system cell activity. By neutralizing these molecules, monoclonal antibodies may be used to alter immune cell activity or migration, which exists in many inflammatory conditions.

DISEASES OF THE IMMUNE SYSTEM

    As with other cell types in the body, B cells and T cells may become malignant and develop into immune system tumors, such as B-cell NHLs. B-cell NHLs are cancers of the immune system which currently afflict approximately 300,000 patients in the United States. Treatment alternatives for B-cell NHL patients include chemotherapy, radiation therapy, and more recently, Rituxan. Rituxan is approved for use in low grade or follicular, relapsed or refractory CD20-positive, B-cell NHL. B-cell NHLs are diverse with respect to prognosis and treatment, and are generally classified into one of three groups (low, intermediate or high grade) based on histology and clinical features. We estimate that approximately half of the 300,000 patients afflicted with B-cell NHL in the United States have low grade or follicular disease. Patients with low grade lymphomas have a fairly long life expectancy from the time of diagnosis, with a median survival of 6.6 years, despite the fact that low grade NHLs are almost always incurable. Intermediate grade and high grade lymphomas are more rapidly growing forms of these cancers, which in some cases may be curable with early, aggressive chemotherapy. New diagnoses of NHLs in the United States are estimated to be 55,000 in 2000. In the United States, more than 90% of all non-Hodgkin's lymphomas are of B-cell origin, the remainder are of T-cell origin.

    Owing to the fluid nature of the immune system, B-cell lymphomas are usually widely disseminated and characterized by multiple tumors at various sites throughout the body at first presentation. Treatment courses with chemotherapy or radiation therapy often result in a limited number of remissions for patients with B-cell lymphomas. The majority of patients in remission will relapse and ultimately die either from their cancer or from complications of conventional therapy. Fewer patients achieve additional remissions following relapse and those remissions are generally of shorter duration as the tumors become increasingly resistant to subsequent courses of chemotherapy. Therapeutic product development efforts for these cancers have focused on both improving treatment results and minimizing the toxicities associated with standard treatment regimens. Immunotherapies with low toxicity and demonstrated efficacy, such as Rituxan, might be expected to reduce treatment and hospitalization costs associated with side effects or opportunistic infections, which can result from the use of chemotherapy and radiation therapy.

    Psoriasis, inflammatory bowel disease, or IBD, asthma, allergic rhinitis, rheumatoid arthritis, systemic lupus erythematosus, immune thrombocytopenic purpura and multiple sclerosis are autoimmune and inflammatory diseases that require ongoing therapy and afflict millions of patients in the United States. Autoimmune disease occurs when the patient's immune system goes awry, initiating a cascade of events which results in an attack by the patient's immune system against otherwise healthy tissue and often includes inflammation of the involved tissue. Autoimmune diseases are typically treated with products such as steroids and nonsteroidal anti-inflammatory agents. These therapies are limited for several reasons, including their lack of specificity and ineffectiveness when used chronically. Furthermore, steroids suppress the immune system and make the patient susceptible to infections while nonsteroidal, anti-inflammatory agents have limited efficacy and have been implicated in the formation of gastro-intestinal ulcerations.

TECHNOLOGY

    We are developing products for the management of immune system cancers and autoimmune and inflammatory diseases. Our antibody products bind to specific subsets of human immune system cells, or to soluble mediators of immune cell activity, and act to deplete or to alter the activity of these cells. The products are administered intravenously and target cells or soluble mediators located in easily accessible compartments of the body, specifically the blood, the lymphatic fluid and the synovial fluid. For treatment of B-cell NHLs, Rituxan and ZEVALIN target a cell surface marker known as CD20 which is present only on B cells but not on B-cell precursors. These products act to reduce total B-cell levels, including both malignant and normal B cells. The depletion of normal B cells observed in clinical experience to date has been only temporary, with regeneration occurring within months from the unaffected B-cell precursors. We believe that our lead product, Rituxan provides therapeutic alternatives to complement the treatment of certain B-cell NHLs. We also believe that our radioimmunotherapeutic agent, ZEVALIN, if approved for marketing, may provide an additional alternative for the treatment of certain B-cell NHLs.

    Due to their specificity and affinity for cell surface receptors, monoclonal antibodies are an attractive means by which to treat autoimmune diseases. Attachment of monoclonal antibodies to specific cell surface receptors can be used to suppress aberrant and unwanted immune activity. Historically, however, the use of monoclonal antibodies as an ongoing therapy has been limited by the body's rejection of the murine components of the antibodies. Murine monoclonal antibodies, which are structurally different from human antibodies, tend to trigger adverse immune reactions when used as therapies. These reactions include a HAMA response in which the patient's immune system produces antibodies against the therapeutic antibody, thus limiting its effectiveness.

    We have developed the following proprietary technology for use with and in the development and commercialization of our products:

    PRIMATIZED ANTIBODY TECHNOLOGY

    We have developed a proprietary PRIMATIZED antibody technology designed to avoid HAMA responses and other immunogenicity problems by developing monoclonal antibodies from primate rather than mouse B cells. These antibodies are characterized by their strong similarity to human antibodies and by the absence of mouse components. In 1998, we received an issued U.S. patent covering our PRIMATIZED antibody technology. Underlying this proprietary technology is our discovery that macaque monkeys produce antibodies that are structurally indistinguishable from human antibodies in their variable (antigen-binding) regions. Further, we found that the macaque monkey can be immunized to make antibodies that react with human antigens. Genetic engineering techniques are then used to isolate the portions of the macaque antibody gene that encode the variable region from a macaque B cell. This genetic material is combined with constant region genetic material from a human B cell and inserted into a host cell line which then expresses the desired antibody specific to the given antigen. The result is a part-human, part-macaque PRIMATIZED antibody which appears structurally to be so similar to human antibodies that it may be accepted by the patient's immune system as "self." This development allows the possibility of therapeutic intervention in chronic diseases or other conditions that are not amenable to treatment with antibodies containing mouse components. We are currently using our PRIMATIZED technology for the development of our IDEC-151, IDEC-152 and IDEC-114 product candidates described below.

    PROVAX ANTIGEN FORMULATION

    We have also discovered a proprietary antigen formulation, PROVAX, which has shown the ability to induce cellular immunity, manifested by cytotoxic T cells, in animals immunized with protein antigens. Cellular immunity is a counterpart to antibody-based immunity and is responsible for the direct destruction of virally infected and malignant cells. PROVAX is a combination of defined chemical entities and may provide a practical means for the development of effective immunotherapies that act through the induction of both antibody and cell-mediated immunity. We believe such immunotherapies may be useful for the treatment of cancers and viral diseases. Preliminary studies also indicate that PROVAX can be safely administered by injection to human subjects. We intend to make PROVAX available through licenses and collaborations to interested partners for development of immunotherapeutic vaccines.

OUR PRODUCT AND PRODUCT CANDIDATES

    Rituxan, our first product approved for marketing in the United States, and our other primary products under development, address immune system disorders, such as lymphomas, autoimmune and inflammatory diseases. In addition, we have discovered other product candidates through the application of our technology platform. The products either commercialized or in preclinical and clinical development by our partners and us are described in the following table. We have retained exclusive marketing rights in the United States for all of our products except Rituxan.

                                           INDICATION             STATUS               DEVELOPMENT/MARKETING
                                       -------------------   ----------------   ------------------------------------
IMMUNE SYSTEM CANCER PRODUCTS:

Rituxan.............................   Certain B-cell NHL    U.S.: Approved     Genentech (U.S. copromotion)
                                                             European           Roche (worldwide except U.S.
                                                             Union: Approved    and Japan)
                                                             Japan: Approval    Zenyaku (Japan)
                                                             pending

ZEVALIN.............................   B-cell NHL)           U.S.: BLA          Schering AG (worldwide except
                                       (radioimmunotherapy   submitted          U.S.)

AUTOIMMUNE AND INFLAMMATORY DISEASE
  PRODUCTS:

PRIMATIZED Anti-CD4 (IDEC-151)
  (Clenoliximab)....................   Rheumatoid            Phase II           IDEC has retained worldwide rights
                                       arthritis

Humanized Anti-CD40L (IDEC-131).....   Various autoimmune    Phase II           Eisai (Europe and Asia)
                                       diseases

PRIMATIZED Anti-B7 (IDEC-114).......   Psoriasis             Phase I/II         Mitsubishi (Asia)

PRIMATIZED Anti-CD23 (IDEC-152).....   Various allergic      Phase I            Seikagaku (Europe
                                       conditions,                              and Asia)
                                       initially allergic
                                       asthma

Humanized and PRIMATIZED Anti-
  MIF...............................   Various               Discovery          Taisho (Europe and Asia)
                                       inflammatory
                                       conditions

OTHER PRODUCTS:

PROVAX (antigen formulation)........   Cancer therapeutic    Preclinical        IDEC has retained worldwide rights
                                       vaccines              development

IMMUNE SYSTEM CANCER PRODUCTS

    Our objective with respect to treating B-cell NHLs is to use our anti-CD20 antibodies to target, bind to and selectively eliminate both the patient's normal and malignant B cells. The following is a brief description of each of our products in this area:

    RITUXAN

    Rituxan is a genetically engineered, chimeric murine/human monoclonal antibody designed to harness the patient's own immune mechanisms to destroy normal and malignant B cells. In November 1997, Rituxan was approved in the United States for treatment of certain B-cell NHLs. We market Rituxan in the United States with Genentech pursuant to a copromotion arrangement. Roche sells Rituxan outside the United States under the trade name MabThera, except in Japan where Zenyaku has the rights for product development, marketing and sales.

    Our laboratory studies show that the Rituximab antibody binds to the CD20 antigen on B cells and activates a group of proteins known as complement, leading to normal and malignant B-cell destruction. Additionally, we believe that the Rituximab antibody, when bound to the CD20 antigen, recruits macrophages and natural killer cells to attack the B cells. Through these and other

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mechanisms, the antibody utilizes the body's immune defenses to lyse, or rupture, and deplete B cells. B cells have the capacity to regenerate from early precursor cells that do not express the CD20 antigen. The depletion of normal B cells observed in clinical experience to date has been only temporary, with normal B-cell regeneration typically occurring within six to nine months. The capacity of a tumor to regrow after treatment with Rituxan will depend on the number of malignant B cells, or malignant B-cell precursors, if the malignancy first appeared within a precursor cell remaining after treatment.

    Rituxan was the first monoclonal antibody approved in the United States for a cancer therapy indication. Rituxan is unique in the treatment of B-cell NHLs due to its specificity for the antigen CD20, which is expressed only on normal and malignant B cells but not on precursor B cells or other tissues of the body. Rituxan's mechanism of action utilizes the body's own immune system as compared to conventional lymphoma therapies, including experimental radioimmunotherapies. These properties of Rituxan allow its use in patients where chemotherapy is either poorly tolerated or ineffective in inducing disease remissions. Rituxan is easily administered as outpatient therapy by personnel trained in the use of chemotherapies. A standard course of Rituxan therapy consists of four intravenous infusions given on days 1, 8, 15 and 22, whereas chemotherapy is given typically in repeating cycles for up to four to eight months. In
October 1999, we submitted an sBLA relating to the use of Rituxan in expanded dosing, including retreatment, times eight dosing and bulky disease for the treatment of B-cell NHL. In September 2000, we received a completed review letter from the FDA indicating that it has completed review of the sBLA for Rituxan. In its "completed review" letter, the FDA commented only on the details of the PI. Based on the FDA's comments, we have begun discussions with the FDA with the objective of finalizing revisions to the Rituxan PI.

    Rituxan is indicated for single agent use in relapsed or refractory low grade or follicular CD20-positive, B-cell NHLs, which comprise approximately half of the prevalence of B-cell NHLs in the United States. Ongoing or completed Phase II studies suggest that Rituxan may also be useful in combination with chemotherapy in low grade or follicular, relapsed or refractory, CD20-positive, B-cell NHLs, and as a single agent, or in combination with various chemotherapies, in the treatment of other forms of B-cell NHLs and chronic lymphocytic leukemia. In relapsed or chemotherapy refractory low grade B-cell NHLs, which to date have proven to be incurable, Rituxan provides a means to induce remissions of disease in some patients without subjecting the patient to the toxicity and duration of therapy that are typical of chemotherapy regimens.


    In Phase III clinical trials, Rituxan, given as a single agent to patients with relapsed or refractory low grade or follicular CD20-positive B-cell NHL, achieved partial or complete responses to therapy using the response criteria as defined in the IDEC protocol of 48% of patients on an intent-to-treat basis, which represented 80 of 166 patients. Of the 80 responding patients, tumor shrinkage greater than 50% verified over at least two independent observations 28 days apart, 10 were complete responses, or 6%, and 70 were partial responses, or 42%. The median duration of response, which is the time from response onset to first determination of tumor regrowth, in the 80 responders was 11.6 months. We believe that 16 of the 80 responders, or approximately 20%, are experiencing ongoing remissions lasting from one-and-a-half to three years. Retrospective analysis of patient subgroups in the Phase III Rituxan trial showed responses in patients with poor prognostic features, who generally respond poorly to chemotherapy regimes, such as age greater than 60, extranodal disease, prior relapse from autologous bone marrow transplant, or relapse or failure of anthracycline containing regimens. In newly diagnosed B-cell NHLs, which are intermediate or high grade and may be curable with early aggressive chemotherapy, we believe that the addition of Rituxan to combination regimens may improve the overall cure rate. Demonstration of improved cure rate, for example, long-term disease remissions, is being sought through ongoing, randomized controlled trials.



    There are standard response criteria for solid tumor cancers, chronic lymphocytic leukemia, Hodgkin's disease and acute myelogenous leukemia, but until recently, none for B-cell NHL. As a result, clinical response rates in B-cell NHL may vary depending on which criteria is being applied.


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One of the protocol defined requirements for scoring a complete response in the
Rituxan pivotal trial was that all measurable lesions shrink to less than 1X1cm. Using this conservative criterion, we reported an overall response rate of 48% with a 6% complete response rate, referred to as a CR. Based on a paper published by Cheson, ET AL. in the Journal of Clinical Oncology, the lymphoma experts have now standardized the response criteria in NHL. Prior to the Cheson paper and the subsequent standardization, our protocol definition of overall response rate and complete response rates were based on our investigators and our own criteria. Applying the new Cheson criteria to our Rituxan Phase III pivotal trial results in an overall response rate of 56% with a complete response rate of 32%.



    In December 1999, we announced updated information on the results of a Phase II Rituxan re-treatment study presented at the American Society of Hematology Conference. This Phase II study in patients with low-grade or follicular, CD20-positive, B-cell NHL was conducted to determine the safety and efficacy of Rituxan in patients who had relapsed or were refractory to prior chemotherapy, but had responded previously to Rituxan. From the analyses of the study, patients who responded to one regimen of Rituxan may be re-treated with additional courses of Rituxan without impairment of bone marrow function, or myelosuppression, or development of an immune response, or antibodies, to anti-CD20 antibody therapy--a response called human anti-chimeric antibody, or HACA. Of 60 patients treated, 57 were considered evaluable for efficacy. The overall response rate using the IDEC protocol was 40%, with 6 out of 57, or 11%, achieving complete responses and 17 out of 57, or 30%, achieving partial responses. Median time to progression and duration of response have not been reached after more than 15 months of follow-up. The overall safety profile seen with re-treatment was similar to what was reported for the initial treatment with Rituxan, primarily infusion-related events that usually occurred within a few hours of the first infusion. Other events that occurred less frequently included: leukopenia, nausea, transient bronchospasm and mild hypotension. These results supported the sBLA filed in October 1999, which requested a label expansion to include re-treatment with Rituxan for B-cell NHL patients.


    The most common adverse events associated with Rituxan, based on our clinical trial experience, are infusion-related, consisting mainly of mild to moderate flu-like symptoms, for example, fever, chills and rigors, that occur in the majority of patients during the first infusion. Other events which occur with less frequency include nausea, rashes, fatigue and headaches. More serious events include hypotension, wheezing, sensation of the tongue or throat swelling and recurrence of cardiac events in patients with a history of angina or arrhythmia. These symptoms were usually limited in duration to the period of infusion and decrease with subsequent infusions. These adverse events are generally more mild and of a shorter duration than the adverse events associated with chemotherapy.

    In an effort to identify expanded applications for Rituxan, we, in conjunction with Genentech and Roche, have authorized over 120 Rituxan post-marketing study concepts to date, two of which are large Phase III clinical trials. Several of these trials will explore the use of Rituxan in a variety of investigational B-cell NHL clinical settings including:

    - combination therapy with widely used chemotherapy regimens for both low-grade and intermediate/high-grade disease;

    - single agent therapy in newly diagnosed, previously untreated low-grade disease;

    - integration into autologous bone marrow transplant regimens both as an IN VIVO purging agent prior to bone marrow harvest and post-transplant as consolidation therapy; and

    - treatment of AIDS-related B-cell NHLs.

    Additionally, clinical trials have been initiated in other B-cell malignancies and pre-malignant conditions such as CLL, multiple myeloma and lymphoproliferative disorders associated with solid organ transplant therapies.

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    RITUXAN AND CHOP CHEMOTHERAPY


    In December 1999, we announced updated information on the results of a Phase II study assessing the safety and effectiveness of Rituxan used in combination with cyclophosphamide, doxorubicin, vincristine and prednisone, which is referred to collectively as CHOP, chemotherapy in low grade or follicular B-cell NHL. The overall response rate using the IDEC protocol, in the Phase II study was 100 percent in 35 evaluable patients with 22 patients, or 63% achieving complete responses and 13 patients, or 37%, achieving partial responses. The median duration of response was 45.9+ months with progression free survival not reached after a median observation time of 47.4+ months. Twenty-four patients, or 69%, are still in remission beyond 36+ months and up to 65.3+ months. Rituxan adds theurapeutic benefits to CHOP therapy without causing significant additional toxicity. The most frequently experienced adverse events were neutropenia, dehydration, alopecia, nausea and fever. Rituxan was associated with fever and chills.


    Results of a Phase II clinical trial evaluating the combination of Rituxan plus CHOP in intermediate and high-grade B-cell NHL were also announced in December 1999. The overall response rate in the 33 evaluable patients was 97% with 20 patients, or 61%, achieving complete responses and 12 patients, or 36%, achieving partial responses. At a median follow-up of 24 months, the median duration of response has not been reached at 18+ months, with 27 evaluable patients exhibiting no evidence of progressive disease.

    While these Phase II trials were conducted in a relatively small number of patients, it appears that adding Rituxan to CHOP chemotherapy may have the potential to provide durable remissions for patients with NHL. As a result, a Phase III randomized, open-label clinical trial, sponsored by us and Genentech, began in January 2000 to evaluate the safety and efficacy of Rituxan plus CHOP versus CHOP alone in previously untreated CD20-positive intermediate- or high-grade NHL patients. Based upon the positive results from a similar study performed by Roche, we have stopped accruing new patients in our Phase III study. The data for the Roche trial has been accepted for presentation at the American Society for Hematology's Conference in December 2000.

    These CHOP/Rituxan Phase II clinical trials also served as the basis for the commencement of a large, randomized controlled cooperative Phase III trial by the National Cancer Institute, the Eastern Cooperative Oncology Group, the Cancer and Leukemia Group B and the Southwest Oncology Group. This trial will examine whether the addition of Rituxan administered on a maintenance regimen to the CHOP or CHOP/Rituxan responders will improve cure rates, or long-term remission, in individuals over the age of 60 years with intermediate- and high-grade B-cell NHL.

    ZEVALIN

    Due to the sensitivity of B-cell tumors to radiation, radiation therapy has historically played, and continues to play, an important role in the management of B-cell lymphomas. Radiation therapy currently consists of external beam radiation focused on certain isolated areas of the body or areas with high tumor burden. We are developing an antibody product that is intended to deliver targeted immunotherapy by means of injectable radiation to target sites expressing the CD20 antigen, such as lymphatic B-cell tumors. ZEVALIN, our radioimmunotherapy for treatment of B-cell NHL, will be sold as a kit consisting of an antibody manufactured by us, which is attached to a chelating linker. Yttrium-90, which is supplied by a third party, will be chelated to the antibody at the medical center or radiopharmacy just prior to infusion in the patient. Patients receiving ZEVALIN are first treated with Rituxan to deplete peripheral blood B-cells and optimize ZEVALIN biodistribution, and then with ZEVALIN, which delivers the radioisotope yttrium-90 to tumors throughout the body.

    In clinical testing, ZEVALIN labeled with the isotope indium-111, was used to image the patient's tumor and to estimate the radiation dose to normal organs from the subsequently administered therapeutic product, which uses the isotope yttrium-90. The low-energy gamma particle emitted by indium is detectable outside the body, thereby allowing the physician to determine the localization of

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the antibody in the tumor. The companion yttrium-90 isotope provides targeted radiation therapy by emitting a high-energy beta particle that is absorbed by surrounding tissue, leading to tumor destruction. Our objective with ZEVALIN is to provide safer, more effective radiation therapy than is possible with external beam radiation or with other isotopes and to provide this radiation therapy in an outpatient setting.

    Other radioisotopes, such as iodine-131, emit both beta and gamma radiation and at certain therapeutic doses require that the patient be hospitalized and isolated in a lead-shielded room for several days. In contrast, the beta particle emitted by yttrium-90 is absorbed by tissue immediately adjacent to the antibody and is concentrated at the antibody target. We believe that this short penetrating radiation will permit the use of the product in outpatient therapy, and thus we have conducted our clinical trials in the outpatient setting.

    We have completed two multi-center, pivotal Phase III studies of ZEVALIN in the treatment of low-grade or follicular, relapsed or refractory, CD20-positive, B-cell NHL, which is the basis for a BLA that we submitted on November 1, 2000. Also, our radioisotope supplier has submitted an NDA for yttrium-90 to provide radioisotope supply for the commercial launch of ZEVALIN.


    Phase III interim results for these two studies were presented at the American Society for Hematology Conference in December 1999. The first trial compares ZEVALIN, plus Rituxan, to Rituxan alone in patients with relapsed or refractory, low-grade, follicular or transformed CD20-positive, B-cell NHL. The prospectively defined 90-patient interim analysis showed an overall response rate of 80% for the ZEVALIN group, using the response criteria as defined in the IDEC protocol, compared to an overall response rate of 44% for the Rituxan group, using the response criteria as defined in the IDEC protocol. A treatment course for ZEVALIN includes a Rituxan infusion (250 mg/m2) on day one, followed by infusions of Rituxan (250 mg/m2) and ZEVALIN (at a standard dose of 0.4 mCi/kg of patient body weight) on day eight. Patients in the Rituxan arm received four infusions of Rituxan (at the indicated dose of 375 mg/m2) once a week over 22 days. Of the evaluable patients, 21% in the ZEVALIN group achieved a complete response to therapy and 59% achieved a partial response. ZEVALIN associated toxicity was primarily hematologic, transient and reversible. Six percent of patients in the ZEVALIN arm of the study experienced Grade 4 thrombocytopenia (platelet count below 10,000/mm3) and 25 percent experienced Grade 4 neutropenia (neutrophil count below 500/mm3). However, patients recovered in a median of 12 and 14 days. The overall safety profile for treatment with Rituxan in the study was consistent with the Rituxan pivotal trial safety results.



    The second pivotal study is evaluating the safety and efficacy of ZEVALIN in follicular NHL patients who are refractory to Rituxan, I.E., who did not achieve a response or had a time to progression of less than six months with their most recent course of Rituxan. The overall response rate was 59%, using the response criteria as defined in the IDEC protocol, with all responders achieving a partial response. Under the new International Workshop NHL Response Criterion Standards for NHL, the overall response rate was 74%. Seventy-four percent of these patients had sizable tumors (greater than 5cm in single diameter) and 82% were chemotherapy-resistant to at least one prior chemotherapy treatment. The dosimetry results obtained in the second Phase III trial concluded that the ZEVALIN biodistribution and estimated radiation absorbed dose to normal body organs were not affected by prior treatment with Rituxan.


    We expect that Rituxan and ZEVALIN, if approved, will become complementary products for the management of B-cell NHLs. Because most B-cell NHLs are treated today in community-based group practices, Rituxan fits nicely into the community practice, as no special equipment or extensive training is required for its administration or for management of treatment-related side effects. Rituxan has shown activity even in patients refractory to chemotherapy and is indicated for this use, so that it provides a viable option for the community-based oncologist prior to referral of the patient to the medical center for treatment with more aggressive therapies, potentially including ZEVALIN. By contrast, all radioimmunotherapies will be administered by nuclear medicine specialists or radiation

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oncologists at the medical or cancer centers that are equipped for the handling, administration and disposal of radioisotopes. Also, the nuclear medicine department, but not the community-based practice, has the specialized equipment and governmental licenses that are required for use of radioisotopes. We believe that referral patterns will develop for treatment of B-cell NHL patients with radioimmunotherapies at medical centers after the community-based oncologist has exhausted other options, such as Rituxan or chemotherapy, for the management of his or her patients. This trend will be further reinforced by the observation made by us, and by others working in the field, of the substantial clinical activity of radioimmunotherapies in patients with late-stage disease that has become refractory to chemotherapies. We are committed to the development and commercialization of ZEVALIN as a complementary product to Rituxan that might be used throughout the course of a patient's disease, providing an alternative for both the patient and the healthcare professional to conventional chemotherapies.

AUTOIMMUNE AND INFLAMMATORY DISEASE PRODUCTS

    We are developing new antibodies using humanized antibody technology and our own proprietary class of antibodies, termed PRIMATIZED antibodies, that are of part-human, part-macaque monkey origin. These PRIMATIZED antibodies are structurally similar to, and potentially indistinguishable by a patient's immune system from, human antibodies. PRIMATIZED antibodies may provide therapeutic intervention for diseases or conditions not amenable to chronic treatment with mouse-derived antibodies. Our objective with our PRIMATIZED antibodies is to provide therapies that can be used to control autoimmune diseases characterized by overactive immune functions. We have entered into research and development collaborations with Eisai, Mitsubishi and Seikagaku, all of which target distinct, cell surface antigens.

    PRIMATIZED ANTI-CD4 (IDEC-151)

    In March 1998, we, along with SmithKline Beecham, announced the selection of IDEC-151 as our lead PRIMATIZED anti-CD4 antibody for the treatment of rheumatoid arthritis. In a Phase I portion of a Phase I/II study of 32 patients with moderate to severe rheumatoid arthritis, the results of which were announced in late November 1997, IDEC-151 displayed no CD4 depletion and no infusion-related adverse events. In February 2000, we amended our agreement with SmithKline Beecham which resulted in all anti-CD4 program rights, including IDEC-151, being returned to us. We will receive no further funding from SmithKline Beecham under the amended agreement. As part of the amended agreement, SmithKline Beecham has the option to negotiate commercialization and copromotion rights with us for the first compound based on our PRIMATIZED anti-CD4 antibodies to complete a Phase II study. If we do not commercialize and copromote the compound with SmithKline Beecham, we will pay SmithKline Beecham royalties on sales by us, our affiliates and licensees on any products emerging from the rights returned to us under the amended agreement. In August 2000, we initiated a Phase II trial of this antibody in combination with methotrexate in patients with moderate to severe rheumatoid arthritis. Approximately 130 patients will be randomized to receive either IDEC-151 plus methotrexate or placebo plus methotrexate.

    HUMANIZED ANTI-CD40L (IDEC-131)

    In December 1995, we entered into a research and development collaborative agreement with Eisai. The collaboration focuses on developing humanized and PRIMATIZED antibodies against the CD40 ligand. This antigen, also referred to as gp39, is an essential immune system trigger for B-cell activation and antibody production. Potential target indications include transplantation and antibody-mediated autoimmune diseases such as immune thrombocytopenic purpura and systemic lupus erythematous. The development of our humanized anti-CD40L monoclonal antibody, IDEC-131, is based on technology that we licensed from Dartmouth College, where researchers have shown that the binding of CD40L to its CD40 receptor on B cells is essential for proper immune system function.

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These researchers generated anti-CD40L antibodies that blocked this T-cell and
B-cell interaction and halted disease progression in a variety of animal models of disease characterized by abnormal or unwanted immune response. Moreover, when researchers ended the animals' anti-CD40L treatments, the animals' antibody-producing capacity returned to normal levels, but their disease remained suppressed. Treatment with the anti-CD40L antibodies appeared to have reset the animals' immune systems and restored a normal immune response. Under the collaborative agreement, we have agreed to develop with Eisai a humanized anti-CD40L antibody. This effort has resulted in the identification of the humanized anti-CD40L antibody lead candidate, IDEC-131, which underwent preclinical testing, process development and manufacturing of clinical trial material in early 1997. We successfully completed a Phase I clinical trial in lupus with IDEC-131 in early 1999, which demonstrated an overall favorable safety profile. In the first quarter of 2000, we completed a Phase II clinical trial with IDEC-131 in patients with lupus that demonstrated a favorable safety profile. However, the response rates in this Phase II trial versus a significant placebo effect, did not support continued development of IDEC-131 in lupus. Based on a favorable safety profile and pre-clinical studies, we continue to evaluate IDEC-131 in other autoimmune diseases.

    PRIMATIZED ANTI-B7 (IDEC-114)

    In November 1993, we entered into a research and development collaboration with Mitsubishi that focuses on the development of PRIMATIZED antibodies directed at the B7.1 antigen. This B7.1 antigen appears on the surface of antigen-presenting cells and is involved in the interaction of these cells with T cells in triggering a cascade of immune system responses. Antibodies directed at the B7.1 antigens may block this cascade and, therefore, may be useful in preventing unwanted immune responses in certain inflammatory and chronic autoimmune conditions such as psoriasis, arthritis and MS. Mitsubishi has actively shared in the development process, generating animal models and participating in research with us. In July 1999, we announced completion of patient enrollment for a Phase I clinical trial with IDEC-114 to evaluate the safety, tolerability and pharmacokinetics of a single dose of the investigational agent in 24 patients with psoriasis. Analysis of the Phase I data showed a favorable safety profile with preliminary findings of clinical activity in patients with moderate to severe psoriasis. IDEC-114 as a single dose demonstrated an overall favorable safety profile and there were no serious adverse events. The majority of adverse events were mild, such as short-lived flu-like symptoms, headache and chills. In October 1999, we initiated a Phase I/II clinical trial with IDEC-114 to assess the safety, tolerability, pharmacokinetics and potential clinical activity of multiple doses in patients with psoriasis. IDEC-114 is scheduled to enter Phase II testing during the first half of 2001.

    PRIMATIZED ANTI-CD23 (IDEC-152)

    In December 1994, we entered into a collaboration with Seikagaku aimed at the development of PRIMATIZED anti-CD23 antibodies for the potential treatment of allergic rhinitis, asthma and other allergic conditions. Antibodies against the CD23 receptor on certain white blood cells inhibit the production of immune system molecules called immunoglobulin class E, or IgE, which are known to trigger allergic conditions. At the same time, anti-CD23 antibodies do not affect the production of the immunoglobulins, which are the patient's own antibodies, responsible for granting protective immunity to infectious agents. Thus, PRIMATIZED anti-CD23 antibodies may provide a unique new approach to treating chronic illnesses such as allergic rhinitis and asthma. This effort has resulted in the identification of a PRIMATIZED antibody lead candidate, IDEC-152, which underwent preclinical testing, process development and manufacturing of clinical material during 1999. We filed an IND for IDEC-152 in October 1999 and began a Phase I clinical trial in allergic asthma in February 2000. The Phase I trial with IDEC-152 will evaluate its safety, tolerability and pharmacokinetics.

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    HUMANIZED ANTI-MIF

    In June 2000, we announced our collaboration with Taisho to develop and commercialize antibody therapeutics against macrophage migration inhibitory factor, or MIF, for the treatment of inflammatory and autoimmune diseases. MIF is the body's natural counter-regulatory cytokine which serves to override the anti-inflammatory activities of natural and administered steroids. Inhibition of MIF may represent a novel approach to the management of a variety of acute and chronic inflammatory diseases, including steroid-resistant rheumatoid arthritis and asthma. In September 1997, we licensed from CPI, a privately held bio-pharmaceutical company, development rights to CPI's anti-MIF antibody technology. Under the terms of the licensing and development agreement, we became the exclusive licensee of CPI's rights to the anti-MIF antibody technology for therapeutic and diagnostic applications.

STRATEGIC ALLIANCES

    We have entered into strategic partnering arrangements for many of our product development programs. Our entitlement to these payments depends on achieving product development objectives related to development, clinical trial results, regulatory approvals and other factors. These arrangements include:

    GENENTECH, INC.

    In March 1995, we entered into a collaborative agreement with Genentech for the clinical development and commercialization of our anti-CD20 monoclonal antibody, Rituxan, for the treatment of B-cell NHLs. Concurrent with the collaborative agreement, we also entered into an expression technology license agreement with Genentech for a proprietary gene expression technology developed by us and a preferred stock purchase agreement providing for certain equity investments that have been made by Genentech in us. In connection with the preferred stock purchase agreement, we also entered into a standstill agreement with Genentech, under which Genentech agreed not to acquire any shares of our common stock or shares with voting rights, or solicit proxies from any of our stockholders to elect any of Genentech's affiliates to our board of directors. The standstill agreement will terminate in March 2001, and Genentech will no longer be precluded from purchasing shares or soliciting proxies as described.

    In November 1995, we entered into a joint development, supply and license agreement with Zenyaku and Genentech, pursuant to which Zenyaku received exclusive rights to develop, market and sell Rituxan, and we receive royalties on sales of Rituxan in Japan. In addition, we are copromoting Rituxan with Genentech in the United States. Genentech retained commercialization rights throughout the rest of the world, except in Japan. Genentech has granted Roche exclusive marketing rights outside of the United States, and Roche has elected to market Rituximab under the trade name MabThera. We receive royalties on sales outside the United States. Our collaborative agreement with Genentech provides two independent mechanisms by which either party may purchase or sell its rights in the copromotion territory from or to the other party. Upon the occurrence of certain events that constitute a change of control in us, Genentech may elect to present an offer to us to purchase our copromotion rights. We must then accept Genentech's offer or purchase Genentech's copromotion rights for an amount scaled (using the profit sharing ratio between the parties) to Genentech's offer. Under a second mechanism, after a specified period of commercial sales and upon a certain number of years of declining copromotion profits or if Genentech files for U.S. regulatory approval on a competitive product during a limited period of time, either party may offer to purchase the other party's copromotion rights. The offeree may either accept the offer price or purchase the offeror's copromotion rights at the offer price scaled to the offeror's share of copromotion profits. Pursuant to the terms of our Supply Agreement with Genentech, Genentech assumed worldwide manufacturing obligations for Rituxan beginning in September 1999.

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    SMITHKLINE BEECHAM, PLC

    In October 1992, we entered into an exclusive, worldwide collaborative research and license agreement with SmithKline Beecham related to the development and commercialization of compounds based on our PRIMATIZED anti-CD4 antibodies. In February 2000, we amended our agreement with SmithKline Beecham which resulted in all anti-CD4 program rights, including IDEC-151, being returned to us. We will receive no further funding from SmithKline Beecham under the amended agreement. As part of the amended agreement, SmithKline Beecham has the option to negotiate commercialization and copromotion rights with us for the first compound based on our PRIMATIZED anti-CD4 antibodies to complete a Phase II study. If we do not commercialize and copromote the compound with SmithKline Beecham, we will pay SmithKline Beecham royalties on sales by us, our affiliates and licensees on any products emerging from the rights returned to us under the amended agreement.

    EISAI CO., LTD.

    In December 1995, we entered into a collaborative development agreement and a license agreement with Eisai aimed at the development and commercialization of humanized and PRIMATIZED anti-CD40L antibodies. Under the terms of these agreements, Eisai may provide up to $37.5 million in milestone payments and support for research and development, subject to the attainment of product development objectives and satisfaction of other criteria to be agreed upon between the parties, of which $33.2 million has been recognized through September 30, 2000. Eisai will receive exclusive rights in Asia and Europe to develop and market resulting products emerging from the collaboration, with us receiving royalties on eventual product sales by Eisai. At any time, Eisai may terminate the development agreement by giving us 60 days' written notice based on a reasonable determination that the products do not justify continued development or marketing.

    MITSUBISHI-TOKYO PHARMACEUTICALS, INC.

    In November 1993, we entered into a three-year collaborative agreement and an ongoing license agreement with Mitsubishi for the development of a PRIMATIZED anti-B7 antibody. Under the terms of the agreement, we may receive payments totaling $12.2 million subject to the attainment of product development objectives, of which $9.2 million has been recognized through September 30, 2000. Under the license agreement, we have granted Mitsubishi an exclusive license in Asia to make, use and sell PRIMATIZED anti-B7 antibody products. We will receive royalties on sales by Mitsubishi of the developed products. Mitsubishi may terminate the license at any time upon 30 days written notice based on a reasonable determination that the products do not justify continued development or marketing.

    SEIKAGAKU CORPORATION

    In December 1994, we entered into a collaborative development agreement and a license agreement with Seikagaku aimed at the development and commercialization of therapeutic products based on our PRIMATIZED anti-CD23 antibodies. Under the terms of these agreements, Seikagaku may provide up to $26.0 million in milestone payments and support for research and development, subject to the attainment of certain product development objectives, of which $19.9 million has been recognized through September 30, 2000. Under the license agreement, Seikagaku has received exclusive rights in Europe and Asia to all products emerging from the collaboration. We will receive royalties on eventual product sales by Seikagaku. At any time, Seikagaku may terminate the development agreement and the license agreement by giving us 30 days' written notice based on a reasonable determination that the products do not justify continued development or marketing.

SCHERING AG

    In June 1999, we entered into a collaboration and license agreement and a supply agreement with Schering AG aimed at the development and commercialization of our radioimmunotherapy drug ZEVALIN. Under the terms of the agreement, Schering AG may provide up to $47.5 million in product development milestone payments and support for research and development, subject to the attainment of product development objectives, of which $28.1 million has been recognized through September 30, 2000. Schering AG received marketing and distribution rights to ZEVALIN outside the United States, and we will receive royalties on eventual product sales by Schering AG. Under the terms of a separate supply agreement we are obligated to meet Schering AG's clinical and commercial requirements for ZEVALIN. Schering AG may terminate these agreements for any reason.

TAISHO PHARMACEUTICALS CO. LTD.

    In June 2000, we announced our collaboration with Taisho aimed at the development and commercialization of antibody therapeutics against MIF for the treatment of inflammatory and autoimmune diseases. Under the terms of the agreements, Taisho may provide up to $32.0 million in product development milestone payments and support for research and development, subject to the attainment of product development objectives, of which $4.8 million has been recognized through September 30, 2000. Taisho received exclusive rights in Asia and Europe to develop and market resulting products emerging from the collaboration, and we will receive royalties on eventual product sales by Taisho. At any time, Taisho may terminate the agreements by giving us 60 days' written notice based on a reasonable determination that the products do not justify continued development or marketing.

MANUFACTURING

    From our inception, we have focused on establishing and maintaining a leadership position in cell culture techniques for antibody manufacturing. Cell culture provides a method for manufacturing of clinical and commercial grade protein products by reproducible techniques at various scales, up to many kilograms of antibody. Our manufacturing technology is based on the suspension culture of mammalian cells in stainless steel vessels. Suspension culture fermentation provides greater flexibility and more rapid production of the large amounts of antibodies required for product commercialization and pivotal trials. We believe that this manufacturing facility is one of a limited number approved for any type of noncell fermentation, for example, the process used in Rituxan. However, our manufacturing facility has been approved by the FDA only for the commercial manufacture of Rituxan and currently is not licensed for the commercial manufacture of any other products.

    In September 1999, we transferred all manufacturing activities for bulk Rituxan to Genentech. Since the transfer of bulk Rituxan manufacturing to Genentech, we have been using our available manufacturing capacity for production of specification-setting lots and potential commercial inventory of the ZEVALIN antibody and for production of clinical material for our other products under development. We will manufacture our own commercial requirements of the antibody for ZEVALIN upon the receipt of approval, if any, from the FDA to manufacture and market the antibody. ZEVALIN has multiple components that require successful coordination among several third-party contract manufacturers and suppliers. We have no fill/finish experience or capacity and we do not have manufacturing experience in the field of chelates or radioisotopes and, therefore, we will be dependent on outside contractors and suppliers to meet these needs. We have identified a commercial contractor to meet our long-term manufacturing demands for the fill/finish of ZEVALIN bulk product. In May 1999, we entered into an agreement with MDS Nordion Inc. for the development and supply of the radioisotope used with our ZEVALIN product. Under the terms of the agreement, Nordion agreed to supply the radioisotope for our clinical trials and commercial needs in the United States and

Canada. The agreement requires minimum annual purchase commitments. The agreement may be terminated for any reason with 20 months prior notice by Nordion or six months prior notice by us.

    In September 2000, we purchased a 60-acre site in Oceanside, California for a large-scale manufacturing facility to supply commercial quantities of our products currently in clinical trials. We believe that there is a limited manufacturing capacity in our market for production of biologics products for which we can provide manufacturing capacity through our planned facility. We plan to begin preliminary site preparations in 2001 for the first phase of development, which we anticipate will be approximately 300,000 square feet. We expect the first phase of the new facility to be complete in late 2003 and that the facility will be operational in approximately 2005. This expansion will allow us to better control the manufacture of our products, thus reducing our reliance on contract manufacturers.

SALES AND MARKETING STRATEGY

    We currently depend on the successful marketing and sales of Rituxan for much of our anticipated revenue. Rituxan is marketed and sold in the United States pursuant to a copromotion agreement with Genentech, which currently has a sales and marketing staff of approximately 100 professionals that is also promoting one other new biologic application in oncology. To fulfill our duties under the copromotion agreement, we have a marketing staff and a sales organization of 49 professionals with experience primarily in the oncology therapeutic category, and who are currently dedicated exclusively to the commercialization of Rituxan. We rely heavily on Genentech to supply marketing support services including customer service, order entry, shipping, billing, customer reimbursement assistance, managed-care sales support, medical information and sales training.

    ZEVALIN, if approved, will be our first product to be solely marketed by us in the United States. We have no marketing support service experience and, therefore, we will be dependent on outside contractors to meet those needs. We are currently negotiating with a third-party logistics distributor to provide customer service, order entry, shipping, billing, customer reimbursement assistance and managed-care sales support. If ZEVALIN is approved by the FDA, we plan to approximately double our sales force.

    Outside North America, we have adopted a strategy to pursue collaborative arrangements with established pharmaceutical companies for marketing, distribution and sale of our products.

PATENTS AND PROPRIETARY TECHNOLOGY

    The biopharmaceutical field is characterized by a large number of patent filings. A substantial number of patents have already been issued to other biotechnology and biopharmaceutical companies. Particularly in the monoclonal antibody and recombinant deoxyribonucleic acid, or DNA, fields, competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights relating to products or processes competitive with or similar to our products or processes. Moreover, United States and foreign country patent laws are distinct and the interpretations thereunder unique to each country. Thus, patentability, validity and infringement issues for the same technology or inventions may be resolved differently in different jurisdictions. We cannot assure you that patents do not exist in the United States or in foreign countries or that patents will not be issued that would have an adverse effect on our ability to market our products. Accordingly, we expect that commercializing our products may require licensing and/or cross-licensing of patents with other companies or institutions in the field. We cannot assure you that the licenses, which might be required for our processes or products, would be available on commercially acceptable terms, if at all. The ability to license any such patents and the likelihood of successfully contesting the scope, validity or enforceability of such patents are uncertain and the costs associated therewith may be significant. If we are required to acquire rights to valid and enforceable patents but cannot do so at a reasonable cost, our ability to manufacture or market our products would be materially adversely affected.

    We are the assignee of 26 issued U.S. patents, several patent applications and numerous corresponding foreign patents and patent applications. Other patents or applications owned by third-parties have been exclusively licensed, as in the case of anti-CD40L core technology licensed from Dartmouth College, or non-exclusively licensed by us.

    We have three issued U.S. patents, several U.S. patent applications and numerous corresponding foreign counterparts directed to anti-CD20 antibody technology, including Rituxan, radioimmunoconjugate, ZEVALIN. Our radioimmunoconjugate products include a chelating agent covered by a U.S. patent that is non-exclusively sublicensed to us. We have been granted a patent covering Rituxan by the European Patent Office. Genentech, our collaborative partner for Rituxan, has secured an exclusive license to three U.S. patents and counterpart U.S. and foreign patent applications assigned to Xoma Corporation, that relate to chimeric antibodies against the CD20 antigen. Genentech has granted to us a non-exclusive sublicense to make, have made, use and sell certain products, under such patents and patent applications. We, along with Genentech, share the cost of any royalties due to Xoma in the Genentech/IDEC Pharmaceuticals copromotion territory.

    We have also filed for worldwide patent protection on our PRIMATIZED antibody technology. We have received seven U.S. patents claiming various aspects of the PRIMATIZED antibody technology. These patents generically cover our PRIMATIZED antibody technology as well as PRIMATIZED antibodies to specific antigen targets.

    PROVAX, our antigen formulation, is the subject of three issued U.S. patents, three pending U.S. applications and several pending foreign counterparts. In addition, U.S. and foreign patent applications have been filed on aspects of our proprietary high-yield gene expression technology, including our impaired selectable marker vector technology. At this point, we have been granted three U.S. patents claiming the high-yield gene expression technology in general and methods of making antibodies using such technology. We have also received two U.S. patents directed to homologous recombination vector technology and have foreign counterparts pending.

    Our licensor, Dartmouth University, has received seven U.S. patents with claims that relate to our anti-CD40L antibody (IDEC-131) technology. Numerous applications relevant to our anti-CD40L antibody program, which are either licensed from Dartmouth University or assigned to us, are pending in the U.S. Patent and Trademark Office and foreign patent offices.

    We are aware of several third-party patents and patent applications, to the extent they issue as patents, that if successfully asserted against us, may materially affect our ability to make, use, offer to sell, sell and import our products.

    We have filed trademark applications in the United States, Canada and in certain international markets for the trademarks "PRIMATIZED," "PROVAX," "Rituxan," "ZEVALIN" and "IDEC Pharmaceuticals." "PRIMATIZED," "Rituxan" and "IDEC Pharmaceuticals" are registered as trademarks in the United States.

    We also rely upon unpatented trade secrets, and we cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect such rights. We require our employees, consultants, outside scientific collaborators and sponsored researchers and other advisers to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third-parties except in specific circumstances. In the case of our employees, the agreement provides that all inventions conceived by such employees shall be our exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information.

LITIGATION


    On May 28, 1999, Glaxo Wellcome filed a patent infringement lawsuit against Genentech in the U.S. District Court in Delaware. The suit asserts that the manufacture, use and sale of Rituxan infringe four U.S. patents owned by Glaxo Wellcome. Two of the patents relate to the use of specific kinds of monoclonal antibodies for the treatment of human disease, including cancer. The other two patents asserted against Genentech relate to preparations of specific kinds of monoclonal antibodies which are made more stable and the methods by which such preparations are made. A trial for this suit has been scheduled for Spring 2001 and Glaxo Wellcome has filed a motion for summary judgment. To the extent that the suit relates to the manufacture, use and sale of Rituxan, and depending on the suit's outcome, the suit could adversely impact on our copromotion profits related to Rituxan.



    We are also aware that on September 14, 2000, Glaxo Wellcome filed a patent infringement lawsuit against Genentech in the U.S. District Court in Delaware. It is our belief that this suit asserts that Rituxan infringes Glaxo Wellcome's patents directed to growing CHO cells in media that is free from components obtained directly from an animal source. To the extent that the suit relates to the manufacture, use and sale of Rituxan, and depending on the suit's outcome, the suit could adversely impact on our copromotion profits related to Rituxan.



    In addition, Glaxo Wellcome sued Roche in Germany and asserts that Rituxan infringes Glaxo Wellcome's patents. On October 26, 2000, a German court issued a decision holding that the manufacture, use and sale of Rituxan infringes patents held by Glaxo Wellcome. If Glaxo Wellcome elects to enforce the decision, it must post a $6.4 million bond. The decision is appealable by Roche. Although we were not named in the suit, if Glaxo Wellcome obtains an injunction precluding further sale of Rituxan, or if it requires Roche to pay licensing fees for the further sale of Rituxan in Europe by Roche, our business could be harmed.


EMPLOYEES

    As of September 30, 2000, we employed 447 persons, including 439 full-time and 8 part-time employees. Our research and development group at September 30, 2000, numbers 341 people. None of our employees are represented by a labor union or bound by a collective bargaining agreement. We believe that our overall relations with our employees are good.

                          DESCRIPTION OF CAPITAL STOCK

    The following statements with respect to our capital stock are subject to the detailed provisions of our amended and restated articles of incorporation and amended by-laws. These statements are not complete, do not give a full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of our articles of incorporation and by-laws.

GENERAL

    Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0005 per share and 8,000,000 shares of preferred stock, par value $0.001 per share.

COMMON STOCK

    As of September 30, 2000, there were 45,190,301 shares of common stock outstanding. The stock is held by 313 stockholders of record. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preemptive rights. The common stock has no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

    As of September 30, 2000, there were 183,014 shares of our preferred stock outstanding. Pursuant to our Certificate of Incorporation, our board of directors is authorized to issue up to an aggregate of 8,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders. The issuance of preferred stock in certain circumstances may have the effect of delaying, deferring, or preventing a change in control in us without further actions of the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

    We issued 100,000 shares of our Series A-1 Nonvoting Convertible Preferred Stock in April 1995, 37,521 shares of our Series A-2 Nonvoting Convertible Preferred Stock in August 1995 and 22,993 shares of our Series A-3 Nonvoting Convertible Preferred Stock in March 1996, to Genentech pursuant to the terms of a preferred stock purchase agreement. Each share of Series A-1, A-2 and A-3 Preferred Stock is convertible at any time into 20 shares of our common stock. As of September 30, 2000, Genentech converted 65,000 shares and 12,500 shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively, into 1,300,000 shares and 250,000 shares, respectively, of our common stock. In
May 1996, we issued 100,000 shares of our Series A-6 Nonvoting Convertible Preferred Stock to Genentech pursuant to the terms of a preferred stock purchase agreement. Each share of Series A-6 Preferred Stock is convertible into approximately 4.32 shares of our common stock.

STOCK OPTIONS

    As of September 30, 2000, options to purchase 7,102,365 shares and 378,200 shares of our common stock were outstanding under our 1988 Employee Stock Option Plan and our 1993 Non-Employee

Directors Stock Option Plan, respectively, of which 4,485,285 option shares were exercisable in total on that date.

STOCKHOLDERS RIGHTS PLAN

    In July 1997, pursuant to the terms of a stockholders rights plan, our board of directors declared a dividend of one preferred stock purchase right for each outstanding share of our common stock. Under the terms of the rights plan, the holder of each outstanding share of common stock has the right to purchase one one-thousandth of a share of Series X Junior Participating Preferred Stock at an exercise price of $200, subject to adjustment, which will be exercisable only if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock. If a person acquires 15% or more of our common stock all holders of these rights, except the acquiring person, will be entitled to buy shares of our common stock at a discount. Each Series X Junior Participating Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of our common stock. Our board of directors may terminate the rights plan at any time or redeem the rights granted under the plan at $0.001 per right, prior to the time a person acquires more than 15% of our common stock. The rights plan will expire in July 2007.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is ChaseMellon Shareholders Services, LLP, Los Angeles, California.

                                  UNDERWRITING

    We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and Banc of America Securities LLC are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in the U.S. purchase agreement between us and the U.S. underwriters, and concurrently with the sale of 400,000 shares to the international managers, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us the number of shares listed opposite their names below.

                                                              NUMBER OF
U.S. UNDERWRITER                                               SHARES
----------------                                              ---------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Salomon Smith Barney Inc....................................
Banc of America Securities LLC..............................
                                                              ---------
          Total.............................................  1,600,000
                                                              =========

    We have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada for whom Merrill Lynch International, Salomon Brothers International Limited and Bank of America International Limited are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of 1,600,000 shares to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase 400,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.

    The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

    We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not
in excess of $     per share. The U.S. underwriters may allow, and the dealers
may reallow, a discount not in excess of $     per share to other dealers. After
the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds to us before our estimated expenses. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                            PER SHARE   WITHOUT OPTION   WITH OPTION
                                            ---------   --------------   -----------
Public offering price.....................      $              $              $
Underwriting discount.....................      $              $              $
Proceeds, before expenses, to IDEC
  Pharmaceuticals.........................      $              $              $

    The expenses of the offering, not including the underwriting discount, are estimated at $800,000 and are payable by us.


OVER-ALLOTMENT OPTION


    We have granted an option to the U.S. underwriters to purchase up to 240,000 additional shares at the public offering price less the underwriting discount. The U.S. underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.

    We have also granted an option to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to 60,000 additional shares to cover any over allotment on terms similar to those granted to the U.S. underwriters.

INTERSYNDICATE AGREEMENT

    The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

NO SALES OF SIMILAR SECURITIES

    We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

    - offer, pledge, sell or contract to sell any common stock;

    - sell any option or contract to purchase any common stock;

    - purchase any option or contract to sell any common stock;

    - grant any option, right or warrant for the sale of any common stock;

    - lend or otherwise dispose of or transfer any common stock;

    - request or demand that we file a registration statement related to the common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

THE NASDAQ NATIONAL MARKET LISTING

    The shares are listed on the Nasdaq National Market under the symbol "IDPH."

PRICE STABILIZATION AND SHORT POSITIONS

    Until the distribution of the shares is completed, Commission rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

    The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

    Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common shares. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

    Merrill Lynch will be facilitating Internet distribution for the offering to some of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus will be available on the website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to the offering is not part of this prospectus.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the shares of common stock offered hereby are being passed upon for us by Pillsbury Madison & Sutro LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

    The consolidated financial statements and schedule of IDEC Pharmaceuticals Corporation as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, included or incorporated by reference herein in the Registration Statement have been included or incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION


    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Commission. Reports, registration statements, proxy statements, and other information filed by us with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov. You can also request a copy of these filings, at no cost, by writing or telephoning us at the following address: IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, California 92121, Attention: Investor Relations, telephone (858) 431-8500.


    This prospectus does not contain all the information set forth in the registration statement on Form S-3 of which this prospectus is a part, including exhibits, which has been filed with the Commission in Washington, D.C. Statements made in this prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and each of these statements is qualified in its entirety by reference to the contract, agreement or other document which it purports to describe.

    The Commission allows us to incorporate our other filings with the Commission into this registration statement by reference, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering is completed:

    - Exhibit A to Definitive Proxy Statement dated November 5, 1999 filed with Commission on November 4, 1999, in which there is a description of the terms, rights and provisions applicable to our common stock;

    - Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

    - Quarterly Report on Form 10-Q for the three months ended March 31, 2000, filed on April 14, 2000;

    - Definitive Proxy Statement dated April 14, 2000, filed with the Commission on April 14, 2000;

    - Quarterly Report on Form 10-Q for the three and six months ended June 30, 2000, filed on August 14, 2000; and

    - Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2000, filed on November 3, 2000.


    Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the Commission and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-2

Consolidated Statements of Operations.......................    F-3

Consolidated Balance Sheets.................................    F-4

Consolidated Statements of Stockholders' Equity.............    F-5

Consolidated Statements of Cash Flows.......................    F-6

Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
IDEC Pharmaceuticals Corporation:

    We have audited the accompanying consolidated balance sheets of IDEC Pharmaceuticals Corporation and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IDEC Pharmaceuticals Corporation and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          KPMG LLP

San Diego, California
February 1, 2000

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           NINE MONTHS
                                                                                              ENDED
                                                         YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                      ------------------------------   -------------------
                                                        1997       1998       1999       1999       2000
                                                      --------   --------   --------   --------   --------
                                                                                           (UNAUDITED)
Revenues:
  Revenues from unconsolidated joint business.......  $  9,266   $53,813    $93,197    $66,223    $89,973
  Contract revenues.................................    11,840    14,846     10,806      6,772     13,992
  License fees......................................    23,500    18,300     14,000     13,000         --
                                                      --------   -------    -------    -------    -------
      Total revenues (including related party
        revenues of $27,373, $64,014 and $93,337 for
        the years ended 1997, 1998 and 1999,
        respectively, and $66,223 and $89,973 for
        the nine months ended September 1999 and
        2000, respectively).........................    44,606    86,959    118,003     85,995    103,965

Operating costs and expenses:
  Manufacturing costs...............................    18,875    19,602     14,277      9,675      2,134
  Research and development..........................    32,407    31,485     42,831     28,152     49,768
  Selling, general and administrative...............    11,320    16,968     19,478     13,875     19,253
                                                      --------   -------    -------    -------    -------
      Total operating costs and expenses............    62,602    68,055     76,586     51,702     71,155
                                                      --------   -------    -------    -------    -------
Income (loss) from operations.......................   (17,996)   18,904     41,417     34,293     32,810
Interest income.....................................     3,489     3,626     10,247      7,292     12,345
Interest expense....................................      (917)     (630)    (6,058)    (4,348)    (5,292)
                                                      --------   -------    -------    -------    -------
Income (loss) before income tax provision...........   (15,424)   21,900     45,606     37,237     39,863
Income tax provision................................       114       422      2,449      1,791      6,889
                                                      --------   -------    -------    -------    -------
Net income (loss)...................................  $(15,538)  $21,478    $43,157    $35,446    $32,974
                                                      ========   =======    =======    =======    =======
Earnings (loss) per share:
  Basic.............................................  $  (0.41)  $  0.54    $  1.04    $  0.86    $  0.74
  Diluted...........................................  $  (0.41)  $  0.46    $  0.86    $  0.71    $  0.63
Shares used in calculation of earnings (loss) per
  share:
  Basic.............................................    37,478    39,676     41,382     41,054     44,305
  Diluted...........................................    37,478    46,754     50,429     49,858     52,499

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PAR VALUE DATA)

                                                                 DECEMBER 31,       SEPTEMBER 30,
                                                              -------------------   -------------
                                                                1998       1999         2000
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 26,929   $ 61,404     $ 96,857
  Securities available-for-sale.............................    46,573    184,882      178,126
  Contract revenue receivables, net.........................     2,345      1,310        1,611
  Due from related party, net...............................    17,473     23,654       36,965
  Inventories...............................................     5,346      2,400          212
  Prepaid expenses and other current assets.................     2,361      4,869        5,156
                                                              --------   --------     --------
    Total current assets....................................   101,027    278,519      318,927

  Property, plant and equipment, net........................    20,897     20,822       45,802
  Investment and other assets...............................     3,349      7,733       17,902
                                                              --------   --------     --------
                                                              $125,273   $307,074     $382,631
                                                              ========   ========     ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of notes payable..........................  $  1,910   $  1,513     $  1,139
  Accounts payable..........................................     1,989      1,269        2,033
  Accrued expenses..........................................    10,238     12,834       15,876
  Deferred revenue..........................................       346         --        1,327
                                                              --------   --------     --------
    Total current liabilities...............................    14,483     15,616       20,375
                                                              --------   --------     --------

Notes payable, less current portion.........................     2,095    122,910      127,197
Deferred taxes and other long-term liabilities..............     2,267      8,570        9,572
Commitments

Stockholders' equity:
  Convertible preferred stock, $.001 par value, 8,000 shares authorized; issued and outstanding: 228 shares and 218
    shares at December 31, 1998 and 1999, respectively, and
    183 shares at September 30, 2000 (unaudited);
    liquidation value: $18,350 and $17,853 at December 31,
    1998 and 1999, respectively, and $15,917 at
    September 30, 2000 (unaudited)..........................        --         --           --
  Common stock, $.0005 par value, 200,000 shares authorized;
    issued and outstanding: 40,242 shares and 42,672 shares
    at December 31, 1998 and 1999, respectively, and 45,190
    shares at September 30, 2000 (unaudited)................        20         21           22
  Additional paid-in capital................................   184,282    195,218      227,267
  Accumulated other comprehensive income (loss)--net
    unrealized gains (losses) on securities
    available-for-sale......................................         1       (543)         (58)
  Accumulated deficit.......................................   (77,875)   (34,718)      (1,744)
                                                              --------   --------     --------
    Total stockholders' equity..............................   106,428    159,978      225,487
                                                              --------   --------     --------
                                                              $125,273   $307,074     $382,631
                                                              ========   ========     ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                        CONVERTIBLE                                            ACCUMULATED
                                                      PREFERRED STOCK         COMMON STOCK       ADDITIONAL       OTHER
                                                   ---------------------   -------------------    PAID-IN     COMPREHENSIVE
                                                    SHARES      AMOUNT      SHARES     AMOUNT     CAPITAL     INCOME (LOSS)
                                                   --------   ----------   --------   --------   ----------   --------------
Balance at December 31, 1996.....................    330      $     --      36,118      $18       $176,448        $ (37)
  Comprehensive loss:
    Net loss.....................................     --            --          --       --             --           --
    Unrealized gains on securities
      available-for-sale.........................     --            --          --       --             --           94
  Comprehensive loss.............................     --            --          --       --             --           --
  Issuance of common stock under stock option and
    employee stock purchase plans................     --            --       1,340        1          3,508           --
  Issuance of common stock from exercise of stock
    warrants.....................................     --            --         210       --             --           --
  Issuance of common stock from conversion of
    series A-1 and B convertible preferred
    stock........................................    (85)           --       1,044       --             --           --
                                                     ---      ----------    ------      ---       --------        -----
Balance at December 31, 1997.....................    245            --      38,712       19        179,956           57
  Comprehensive income:
    Net income...................................     --            --          --       --             --           --
    Unrealized losses on securities
      available-for-sale.........................     --            --          --       --             --          (56)
  Comprehensive income...........................     --            --          --       --             --           --
  Issuance of common stock under stock option and
    employee stock purchase plans................     --            --       1,130        1          4,326           --
  Issuance of common stock from exercise of stock
    warrants.....................................     --            --          50       --             --           --
  Issuance of common stock from conversion of
    series A-1 convertible preferred stock.......    (17)           --         350       --             --           --
                                                     ---      ----------    ------      ---       --------        -----
Balance at December 31, 1998.....................    228            --      40,242       20        184,282            1
  Comprehensive income:
    Net income...................................     --            --          --       --             --           --
    Unrealized losses on securities
      available-for-sale.........................     --            --          --       --             --         (544)
  Comprehensive income...........................     --            --          --       --             --           --
  Issuance of common stock under stock option and
    employee stock purchase plans, net...........     --            --       2,230        1         14,308           --
  Issuance of common stock from conversion of
    series A-1 convertible preferred stock.......    (10)           --         200       --             --           --
  Tax impact from stock plans....................     --            --          --       --         (3,372)          --
                                                     ---      ----------    ------      ---       --------        -----
Balance at December 31, 1999.....................    218            --      42,672       21        195,218         (543)
  Comprehensive income:
    Net income (unaudited).......................     --            --          --       --             --           --
    Unrealized gains on securities
      available-for-sale (unaudited).............     --            --          --       --             --          485
  Comprehensive income (unaudited)...............     --            --          --       --             --           --
  Issuance of common stock under stock option and
    employee stock purchase plans, net
    (unaudited)..................................     --            --       1,828        1         15,699           --
  Issuance of common stock from conversion of
    series A-1 convertible preferred stock
    (unaudited)..................................    (22)           --         440       --             --           --
  Issuance of common stock from conversion of
    series A-2 convertible preferred stock
    (unaudited)..................................    (13)           --         250       --             --           --
  Tax impact from stock plans (unaudited)........     --            --          --       --         16,350           --
                                                     ---      ----------    ------      ---       --------        -----
Balance at September 30, 2000 (unaudited)........    183      $     --      45,190      $22       $227,267        $ (58)
                                                     ===      ==========    ======      ===       ========        =====


                                                                      TOTAL
                                                   ACCUMULATED    STOCKHOLDERS'
                                                     DEFICIT         EQUITY
                                                   ------------   -------------
Balance at December 31, 1996.....................    $(83,815)      $ 92,614
  Comprehensive loss:
    Net loss.....................................     (15,538)       (15,538)
    Unrealized gains on securities
      available-for-sale.........................          --             94
                                                                    --------
  Comprehensive loss.............................          --        (15,444)
                                                                    --------
  Issuance of common stock under stock option and
    employee stock purchase plans................          --          3,509
  Issuance of common stock from exercise of stock
    warrants.....................................          --             --
  Issuance of common stock from conversion of
    series A-1 and B convertible preferred
    stock........................................          --             --
                                                     --------       --------
Balance at December 31, 1997.....................     (99,353)        80,679
  Comprehensive income:
    Net income...................................      21,478         21,478
    Unrealized losses on securities
      available-for-sale.........................          --            (56)
                                                                    --------
  Comprehensive income...........................          --         21,422
                                                                    --------
  Issuance of common stock under stock option and
    employee stock purchase plans................          --          4,327
  Issuance of common stock from exercise of stock
    warrants.....................................          --             --
  Issuance of common stock from conversion of
    series A-1 convertible preferred stock.......          --             --
                                                     --------       --------
Balance at December 31, 1998.....................     (77,875)       106,428
  Comprehensive income:
    Net income...................................      43,157         43,157
    Unrealized losses on securities
      available-for-sale.........................          --           (544)
                                                                    --------
  Comprehensive income...........................          --         42,613
                                                                    --------
  Issuance of common stock under stock option and
    employee stock purchase plans, net...........          --         14,309
  Issuance of common stock from conversion of
    series A-1 convertible preferred stock.......          --             --
  Tax impact from stock plans....................          --         (3,372)
                                                     --------       --------
Balance at December 31, 1999.....................     (34,718)       159,978
  Comprehensive income:
    Net income (unaudited).......................      32,974         32,974
    Unrealized gains on securities
      available-for-sale (unaudited).............          --            485
                                                                    --------
  Comprehensive income (unaudited)...............          --         33,459
                                                                    --------
  Issuance of common stock under stock option and
    employee stock purchase plans, net
    (unaudited)..................................          --         15,700
  Issuance of common stock from conversion of
    series A-1 convertible preferred stock
    (unaudited)..................................          --             --
  Issuance of common stock from conversion of
    series A-2 convertible preferred stock
    (unaudited)..................................          --             --
  Tax impact from stock plans (unaudited)........          --         16,350
                                                     --------       --------
Balance at September 30, 2000 (unaudited)........    $ (1,744)      $225,487
                                                     ========       ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                           YEARS ENDED               NINE MONTHS ENDED
                                                          DECEMBER 31,                 SEPTEMBER 30,
                                                 -------------------------------   ---------------------
                                                   1997       1998       1999        1999        2000
                                                 --------   --------   ---------   ---------   ---------
                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..............................  $(15,538)  $ 21,478   $  43,157   $  35,446   $  32,974
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
  Depreciation and amortization................     4,010      4,276       4,366       3,250       3,454
  Deferred taxes and other long-term
    liabilities................................       503        251       6,303         624       1,002
  Noncash interest expense and other noncash
    expenses...................................      (131)        --       2,520       4,241      12,062
  Losses on sales of securities
    available-for-sale.........................       (12)        --          --          --          --
Change in assets and liabilities:
  Contract revenue receivables, net............      (336)     1,626       1,035         964        (301)
  Due from related party, net..................       732    (17,473)     (6,181)     (4,180)    (13,311)
  Inventories..................................       250     (1,212)      2,946      (3,605)      2,188
  Prepaid expenses and other assets............     2,296       (908)     (3,172)     (2,768)     (1,033)
  Accounts payable and accrued expenses........    (1,049)     4,219       1,876       4,146       3,806
  Due to related party, net....................      (130)      (870)         --          --          --
  Deferred revenue.............................     6,646     (6,300)       (346)         --       1,327
                                                 --------   --------   ---------   ---------   ---------
      Net cash provided by (used in) operating
        activities.............................    (2,759)     5,087      52,504      38,118      42,168
                                                 --------   --------   ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of securities available-for-sale......   (39,538)   (60,858)   (235,914)   (177,007)   (125,204)
Sales and maturities of securities
  available-for-sale...........................    58,224     49,039      97,061      71,251     132,340
Purchase of land, property and equipment.......    (5,875)    (1,724)     (4,291)     (2,698)    (28,434)
Investment in Cytokine PharmaSciences, Inc.....    (3,000)        --          --          --          --
                                                 --------   --------   ---------   ---------   ---------
      Net cash provided by (used in) investing
        activities.............................     9,811    (13,543)   (143,144)   (108,454)    (21,298)
                                                 --------   --------   ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable, net of issuance
  costs of $3,890 in 1999......................     3,003         --     112,668     112,673          --
Payments on notes payable......................    (4,054)    (3,789)     (1,749)     (1,410)     (1,117)
Proceeds from issuance of common stock, net....     3,509      4,327      14,196      10,478      15,700
                                                 --------   --------   ---------   ---------   ---------
      Net cash provided by financing
        activities.............................     2,458        538     125,115     121,741      14,583
                                                 --------   --------   ---------   ---------   ---------
Net increase (decrease) in cash and cash
  equivalents..................................     9,510     (7,918)     34,475      51,405      35,453
Cash and cash equivalents, beginning of
  period.......................................    25,337     34,847      26,929      26,929      61,404
                                                 --------   --------   ---------   ---------   ---------
Cash and cash equivalents, end of period.......  $ 34,847   $ 26,929   $  61,404   $  78,334   $  96,857
                                                 ========   ========   =========   =========   =========
Supplemental disclosures of cash flow
  information
  Cash paid during the period for:
    Interest...................................  $    952   $    651   $     279   $     221   $     117
    Income taxes...............................        --        401         435         337           4

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    BUSINESS: We are primarily engaged in the research, development and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.


    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include our financial statements and our wholly owned subsidiary IDEC Seiyaku. All significant intercompany balances and transactions have been eliminated in consolidation.

    CASH AND CASH EQUIVALENTS: For the purposes of financial statement presentation, we consider all highly liquid investments in debt securities with original maturities of three months or less to be cash equivalents.

    SECURITIES AVAILABLE-FOR-SALE: Securities available-for-sale are carried at fair value, with unrealized gains and losses, net of tax, reported as accumulated other comprehensive income (loss)--net unrealized gains (losses) on securities available for sale in the accompanying consolidated balance sheets. The cost of securities sold is based on the specific identification method. As part of our strategic alliance efforts, we also have an investment in equity securities of another biotechnology company. This equity investment is carried at cost and equaled $3,000,000 at December 31, 1999. Our policy to evaluate any impairment in the value of this investment is discussed in Note 1, "Long-Lived Assets." We believe that there have been no events that would indicate that the carrying amount of this investment may be impaired.

    INVENTORIES: Inventories are stated at the lower of cost or market. Cost is determined in a manner which approximates the first-in, first-out (FIFO) method. Under our collaborative agreement with Genentech, Inc. ("Genentech"), the sales price of bulk Rituxan sold to Genentech (see Note 8) was capped at a price that was less than our cost to manufacture bulk Rituxan and, as such, finished goods inventory was written down to its net realizable value. Such write-downs were recorded in manufacturing costs. All manufacturing responsibilities for bulk Rituxan were transferred to Genentech in September 1999. The last sale of bulk Rituxan to Genentech occurred during the first quarter of 2000. Inventories at December 31, 1998 and 1999 and for the nine months ended September 30, 2000 consist of the following (table in thousands):

                                                                         NINE MONTHS
                                                                            ENDED
                                                     DECEMBER 31,       SEPTEMBER 30,
                                                  -------------------   -------------
                                                    1998       1999         2000
                                                  --------   --------   -------------
Raw materials...................................   $2,273     $1,005         $212
Work in process.................................      273         --           --
Finished goods..................................    2,800      1,395           --
                                                   ------     ------         ----
                                                   $5,346     $2,400         $212
                                                   ======     ======         ====

    PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Amortization of leasehold improvements is

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) calculated using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

    FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of cash and cash equivalents, securities available-for-sale, contract revenue receivables, due from related parties, net, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of those investments. The fair values of our notes payable approximate carrying values based on the current rates and terms offered to us for similar notes.

    LONG-LIVED ASSETS: In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement No. 121"), we evaluate impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In forming our analysis we consider the following three grouping levels of cash flows: i) assets used in research and development; ii) assets used in manufacturing; and iii) our investment in a private biotechnology company. We also account for long-lived assets that are held for disposal at the lower of cost or fair value. Fair value is determined through analysis of undiscounted cash flows or obtained from independent third parties.

    REVENUES FROM UNCONSOLIDATED JOINT BUSINESS: Revenues from unconsolidated joint business consist of our share of the pretax copromotion profits generated from our joint business arrangement with Genentech, revenue from bulk Rituxan sales to Genentech through March 2000, reimbursement from Genentech of our Rituxan-related sales force and development expenses and royalty income from
F. Hoffmann-La Roche Ltd. ("Roche"), on sales of Rituximab outside the United States. Revenue from bulk Rituxan sales was recognized when Genentech accepted the bulk Rituxan. Upon acceptance of bulk Rituxan by Genentech the right to return no longer exists and there are no further performance obligations related to bulk Rituxan. We record our royalty income from Roche with a one-quarter lag. Rituxan is the trade name in the United States for the compound Rituximab. Outside the United States, Rituximab is marketed as MabThera. In our notes to consolidated financial statements, we refer to Rituximab, Rituxan and MabThera are collectively as Rituxan, except where we otherwise indicated. Under the joint business arrangement we share responsibility with Genentech for selling and continued development of Rituxan in the United States. Continued development of Rituxan includes conducting supportive research on Rituxan, post approval clinical studies and obtaining potential approval of Rituxan for additional indications. Genentech provides the support functions for the commercialization of Rituxan in the United States including marketing, customer service, order entry, distribution, shipping and billing and, as of September 1999, all worldwide manufacturing responsibilities. Under the copromotion arrangement, all U.S. sales of Rituxan and associated costs and expenses are recognized by Genentech and we record our share of the pretax copromotion profits on a quarterly basis, as defined in our collaborative agreement with Genentech. Pretax copromotion profits under the joint business arrangement are derived by taking the U.S. net sales of Rituxan to third-party customers less cost of sales, third-party royalty expenses, distribution, selling and marketing expenses and joint development expenses incurred by Genentech and us. Our profit-sharing formula with Genentech has

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) two tiers; we earn a higher percentage of the pretax copromotion profits at the upper tier once a fixed pretax copromotion profit level is met. The profit-sharing formula resets annually at the beginning of each year to the lower tier. We began recording our profit share at the higher percentage during the third quarter of 1998, during the second quarter in 1999 and at the beginning of the second quarter of 2000.

    CONTRACT REVENUES: Contract revenues consist of nonrefundable research and development funding under collaborative agreements with our strategic partners and other funding under contractual arrangements with other parties. Contract research and development funding generally compensates us for discovery, preclinical and clinical expenses related to the collaborative development programs for our products and is recognized at the time research and development activities are performed under the terms of the collaborative agreements. Amounts received under the collaborative agreements are nonrefundable even if the research and development efforts performed by us do not eventually result in a commercial product. Contract revenues earned in excess of contract payments received are classified as contract revenue receivables, and contract research and development funding received in excess of amounts earned are classified as deferred revenue. Contract revenue receivables at December 31, 1998 and 1999 are net of an allowance of $775,000 and $292,000, respectively.

    LICENSE FEES: License fees consist of nonrefundable fees from product development milestone payments, the sale of license rights to our proprietary gene expression technology and nonrefundable fees from the sale of product rights under collaborative development and license agreements with our strategic partners. Included in license fees are nonrefundable product development milestone payments which are recognized upon the achievement of product development milestone objectives as stipulated in agreements with our strategic partners. Product development milestone objectives vary in each of our agreements. The achievement of product development milestone objectives that may lead to the recognition of license fees may include but are not limited to: the achievement of preclinical research and development objectives; the initiation of various phases of clinical trials; the filing of an Investigational New Drug ("IND"), Biologics Licensing Application ("BLA") or New Drug Application ("NDA"); the filing of drug license applications in foreign territories; and obtaining United States or foreign regulatory product approvals. Revenues from nonrefundable product development milestone payments are recognized when the results or objectives stipulated in the agreement have been achieved. License fees recognized are nonrefundable even if the achievement of the product development objective by us does not eventually result in a commercial product.

    MANUFACTURING COSTS: Manufacturing costs consist of manufacturing costs related to the production of bulk Rituxan sold to Genentech.

    RESEARCH AND DEVELOPMENT: All research and development expenses, including purchased research and development, are expensed in the year incurred.

    STOCK-BASED COMPENSATION: Our stock option and purchase plans are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and we make pro forma footnote disclosures of our operating results as if we had

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) adopted the fair value method under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement
No. 123").

    INCOME TAXES: Income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    EARNINGS (LOSS) PER SHARE: Earnings (loss) per share are calculated in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share." Basic earnings (loss) per share excludes the dilutive effects of options, warrants and other convertible securities compared to diluted earnings per share which reflects the potential dilution of options, warrants and other convertible securities that could share in our earnings. Calculations of basic and diluted earnings (loss) per share use the weighted average number of shares outstanding during the year. Options, warrants and convertible preferred stock totaling 8,362,000 shares were excluded from the calculations of diluted loss per share for the year ended December 31, 1997, as their effect was antidilutive. Diluted earnings per share for the year ended December 31, 1998 includes the dilutive effect of 7,078,000 shares of common stock from options, warrants and convertible preferred stock and excludes 2,434,000 shares of common stock from options because the options' exercise price was greater than the average market price of our common stock for the year ended December 31, 1998. Diluted earnings per share for the year ended December 31, 1999 includes the dilutive effect of 9,047,000 shares of common stock from options and convertible preferred stock and excludes 4,114,000 shares of common stock from the assumed conversion of our 20-year zero coupon subordinated convertible notes ("Notes") because their effect was antidilutive. Diluted earnings per share for the nine months ended September 30, 1999 includes the diluted effect of 8,804,000 shares of common stock from options and convertible preferred stock and excludes 3,934,000 shares of common stock from the assumed conversion of the Notes because their effect was antidilutive. Diluted earnings per share for the nine months ended September 30, 2000 includes the diluted effect of 8,194,000 shares of common stock from options and convertible preferred stock and excludes 4,646,000 shares of common stock from the assumed conversion of the Notes and 71,000 shares of common stock from options because their effect was antidilutive. All share and earnings (loss) per share amounts have been restated to reflect our two-for-one stock split effected in December 1999.

    USE OF ESTIMATES: Our management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) UNAUDITED FINANCIAL INFORMATION: The financial information as of
September 30, 2000 and for the nine months ended September 30, 1999 and 2000 is unaudited. In the opinion of management, such information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of results for interim periods presented. Interim results are not necessarily indicative of results for a full year.

    SEGMENT INFORMATION: Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement No. 131"), establishes reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. We operate in one reportable segment.

    The geographic classification of our revenues for the years ended December 31, 1997, 1998 and 1999 and for the nine months ended September 1999 and 2000 are as follows (table in thousands):

                                        DECEMBER 31,               SEPTEMBER 30,
                               ------------------------------   -------------------
                                 1997       1998       1999       1999       2000
                               --------   --------   --------   --------   --------
                                                                    (UNAUDITED)
United States................  $28,763    $64,778    $ 89,242   $63,696    $ 84,264
Japan........................   10,050     20,225       5,068     3,068       4,807
Europe.......................    5,793      1,956      23,693    19,231      14,894
                               -------    -------    --------   -------    --------
                               $44,606    $86,959    $118,003   $85,995    $103,965
                               =======    =======    ========   =======    ========

    Approximately 61 percent of our total revenues in 1997, 74 percent in 1998 and 79 percent in 1999 are derived from our collaboration and unconsolidated joint business arrangement with Genentech (see Note 8).

    COMPREHENSIVE INCOME (LOSS): Other comprehensive income (loss) consists of net income and net unrealized losses of securities available-for-sale. Comprehensive loss for the year ended December 31, 1997 was $15,444,000. Comprehensive income for years ended December 31, 1998 and 1999 was $21,422,000 and $42,613,000, respectively.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 2: SECURITIES AVAILABLE-FOR-SALE

    Securities available-for-sale consist of the following (tables in thousands):

                                                     DECEMBER 31, 1998
                                       ----------------------------------------------
                                                     GROSS        GROSS
                                       AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                         COSTS       GAINS        LOSSES      VALUE
                                       ---------   ----------   ----------   --------
Corporate debt securities............   $34,531        $32         $(41)     $34,522
Foreign debt securities..............     6,892         10           (4)       6,898
U.S. government agencies.............     5,149          5           (1)       5,153
                                        -------        ---         ----      -------
                                        $46,572        $47         $(46)     $46,573
                                        =======        ===         ====      =======

                                                    DECEMBER 31, 1999
                                      ----------------------------------------------
                                                    GROSS        GROSS
                                      AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                        COSTS       GAINS        LOSSES      VALUE
                                      ---------   ----------   ----------   --------
Corporate debt securities...........  $ 99,540        $1          $(252)    $ 99,289
Commercial paper....................     5,765         1             --        5,766
Certificate of deposits.............    25,182         2            (41)      25,143
Foreign debt securities.............     5,011         3             (7)       5,007
U.S. government and state
  agencies..........................    49,927        --           (250)      49,677
                                      --------        --          -----     --------
                                      $185,425        $7          $(550)    $184,882
                                      ========        ==          =====     ========

    The amortized cost and estimated fair value of securities available-for-sale, by contractual maturity are shown below (table in thousands):

                                                            DECEMBER 31, 1999
                                                          ----------------------
                                                          AMORTIZED   ESTIMATED
                                                            COST      FAIR VALUE
                                                          ---------   ----------
Due in one year or less.................................  $154,922     $154,537
Due after one year through two years....................    30,503       30,345
                                                          --------     --------
                                                          $185,425     $184,882
                                                          ========     ========

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 3: PROPERTY, PLANT AND EQUIPMENT

    Property and equipment consist of the following (table in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Furniture and fixtures..................................  $  1,431   $  1,443
Machinery and equipment.................................    14,423     17,605
Leasehold improvements..................................    18,939     18,939
Construction-in-progress................................     2,647      3,452
                                                          --------   --------
                                                            37,440     41,439
Accumulated depreciation and amortization...............   (16,543)   (20,617)
                                                          --------   --------
                                                          $ 20,897   $ 20,822
                                                          ========   ========

NOTE 4: ACCRUED EXPENSES

    Accrued expenses consist of the following (table in thousands):

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Accrued compensation......................................  $ 3,469    $ 4,124
Accrued clinical studies..................................    1,784      1,824
Accrued other.............................................    4,985      6,886
                                                            -------    -------
  Total accrued expenses..................................  $10,238    $12,834
                                                            =======    =======

NOTE 5: NOTES PAYABLE

    Notes payable consist of the following (table in thousands):

                                                              DECEMBER 31,
                                                           -------------------
                                                             1998       1999
                                                           --------   --------
Zero coupon subordinated convertible notes at 5.5%,
  $345,000 due at maturity in 2019.......................  $    --    $122,167
17.53% note, due in monthly installments in 1999, secured
  by equipment, lease deed of trust, and a patent and
  trademark collateral assignment........................      441          --
8.95% to 10.62% capital lease obligations, due in monthly
  installments, maturing in 2000 and 2001................    1,462         884
8.94% note, due in monthly installments, maturing in
  2001, secured by equipment.............................    2,102       1,372
                                                           -------    --------
Total debt...............................................    4,005     124,423
Current maturities.......................................   (1,910)     (1,513)
                                                           -------    --------
Notes payable............................................  $ 2,095    $122,910
                                                           =======    ========

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 5: NOTES PAYABLE (CONTINUED)
    Machinery and equipment recorded under capital leases was $1,029,000 and $586,000, net of accumulated depreciation of $1,799,000 and $2,191,000 at December 31, 1998 and 1999, respectively.

    In February 1999, we raised approximately $112,668,000, net of underwriting commissions and expenses of $3,890,000, through the sale of Notes. Upon maturity, the Notes will have an aggregate principal face value of $345,000,000. The Notes were priced with a yield to maturity of 5.5 percent annually. Each $1,000 aggregate principal face value Note is convertible at the holders' option at any time through maturity into 13.468 shares of our common stock at an initial conversion price of $25.09. We are required under the terms of the Notes, as of 35 business days after a change in control occurring on or before February 16, 2004, to purchase any Note at the option of its holder at a price equal to the issue price plus accrued original issue discount to the date of purchase. Additionally, the holders of the Notes may require us to purchase the Notes on February 16, 2004, 2009 or 2014 at a price equal to the issue price plus the accrued original issue discount to the date of purchase, with us having the option to repay the Notes plus the accrued original issue discount in cash, our common stock or a combination thereof. We have the option to redeem the Notes any time on or after February 16, 2004.

    The aggregate maturities of notes payable for each of the five years and thereafter subsequent to December 31, 1999, are as follows: 2000, $1,513,000; 2001, $743,000; and 2005 and thereafter $345,000,000.

NOTE 6: 401(k) EMPLOYEE SAVINGS PLAN

    We have a qualified 401(k) Employee Savings Plan ("401(k) Plan"), available to substantially all employees over the age of 21. We may make discretionary contributions to the 401(k) Plan, which fully vest after four years of service by the employee. There were no discretionary contributions for the year ended December 31, 1997. Discretionary contributions for the years ended December 31, 1998, 1999 totaled $410,000 and $473,000, respectively.

NOTE 7: RESEARCH AND DEVELOPMENT

    In June 2000, we entered into a collaborative research and development agreement with Taisho Pharmaceuticals Co. Ltd. of Tokyo ("Taisho") to develop and commercialize antibody therapeutics against macrophage migration inhibitory factor (MIF) for the treatment of inflammatory and autoimmune diseases. Under the terms of these agreements, Taisho may provide up to $35,000,000 in product development milestone payments and support for research and development, including $18,500,000 in fixed R&D funding over the next four years. The remaining value represents patent license reimbursements, license fees and conditional milestones that will be realized, if at all, over the life of the collaboration. We will share any such realized fees or milestones with Cytokine PharmaSciences, Inc. ("CPI"). We will receive exclusive commercialization rights in North, Central and South America; Taisho will have exclusive commercialization rights in the rest of the world. However, we have the option to convert the above exclusive rights to co-exclusive ones in Europe and other selected countries outside of Asia. Taisho will pay us royalties on sales of therapeutic antibody products in its exclusive territories. Taisho may terminate these agreements based on a reasonable determination

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 7: RESEARCH AND DEVELOPMENT (CONTINUED) that the products do not justify continued product development or marketing. Included in contract revenues for the nine months ended September 30, 2000 is $4,807,000 to fund product development, which approximates the research and development expenses incurred under the program for that period.

    In June 1999, we entered into a collaboration and license agreement and a supply agreement with Schering Aktiengesellschaft ("Schering AG") aimed at the development and commercialization of our radioimmunotherapy drug ZEVALIN. Under the terms of the agreement, Schering AG may provide up to $47,500,000 in product development milestone payments and support for research and development. Schering AG will receive exclusive marketing and distribution rights to ZEVALIN outside the United States, and we will receive royalties on eventual product sales by Schering AG. Under the terms of a separate supply agreement we are obligated to meet Schering AG's clinical and commercial requirements for ZEVALIN. Schering AG may terminate these agreements for any reason. Included in contract revenues for the year ended December 31, 1999 and nine months ended September 30, 2000 is $6,000,000 and $9,079,000, respectively, earned under the collaboration and license agreement to fund product development, which approximates the research and development expenses incurred under the program for the same period. Included in license fees for the year ended December 31, 1999 is $13,000,000 earned under the collaboration and license agreement for the license of product rights to ZEVALIN outside the United States.

    In December 1995, we entered into a collaborative development agreement and a license agreement with Eisai Co., Ltd. ("Eisai") aimed at the development and commercialization of humanized and PRIMATIZED anti-CD40L antibodies. Under the terms of these agreements, Eisai may provide up to $37,500,000 in product development milestone payments and support for research and development. Eisai will receive exclusive rights in Asia and Europe to develop and market resulting products emerging from the collaboration, and we will receive royalties on eventual product sales by Eisai. Eisai may terminate these agreements based on a reasonable determination that the products do not justify continued product development or marketing. Included in contract revenues for year ended
December 31, 1997, 1998 and 1999 is $2,750,000, $9,019,000 and $4,068,000,
respectively, to fund product development, which approximates the research and development expenses incurred under the program for the respective periods. Included in license fees for the year ended December 31, 1997 is $2,000,000 earned under these agreements for the attainment of product development objectives.

    In December 1994, we entered into a collaborative development agreement and a license agreement with Seikagaku Corporation ("Seikagaku") aimed at the development and commercialization of a PRIMATIZED anti-CD23 antibody. Under the terms of these agreements, Seikagaku may provide up to $26,000,000 in product development milestone payments and support for research and development. We will share with Seikagaku co-exclusive, worldwide rights to all products emerging from the collaboration, and we will receive royalties on eventual product sales by Seikagaku. Seikagaku may terminate these agreements based on a reasonable determination that the products do not justify continued product development or marketing. Included in contract revenues for 1997 and 1998 is $3,500,000 and $2,500,000, respectively, to fund product development, which approximates the research and development expenses incurred under the program. Included in license fees for the years ended

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 7: RESEARCH AND DEVELOPMENT (CONTINUED)
December 31, 1997 and 1999 is $1,500,000 and $1,000,000, respectively, earned under these agreements for the attainment of product development objectives.

    In November 1993, we entered into a collaborative development agreement and a license agreement with Mitsubishi-Tokyo Pharmaceuticals, Inc. ("Mitsubishi") for the development of a PRIMATIZED anti-B7 antibody. Under the terms of the collaboration, Mitsubishi may provide up to $12,185,000 in product development milestone payments and support for research and development. We retained certain marketing rights and will receive royalties on sales of any products commercialized by Mitsubishi emerging from the collaboration. Mitsubishi may terminate the license agreement if certain development objectives are not attained. The development agreement with Mitsubishi expired on December 31, 1996. Included in license fees for the year ended December 31, 1998 is $2,000,000 earned under the license agreement for the attainment of product development objectives.

    In October 1992, we entered into a collaborative research and license agreement with SmithKline Beecham, p.l.c. ("SmithKline Beecham") related to the development and commercialization of compounds based on our PRIMATIZED anti-CD4 antibodies. In February 2000, we amended and restated our agreement with SmithKline Beecham which resulted in all anti-CD4 program rights, including IDEC-151, being returned to us. We will receive no further funding from SmithKline Beecham under the restated agreement. As part of the restated agreement, SmithKline Beecham has the option to negotiate commercialization and copromotion rights with us for the first compound based on our PRIMATIZED anti-CD4 antibodies to complete a Phase II study. If we do not commercialize and copromote the compound with SmithKline Beecham, we will pay SmithKline Beecham royalties on sales by us, our affiliates and licensees on any products emerging from the rights returned to us under the restated agreement. Included in contract revenues for 1997, 1998 and 1999 is $867,000, $1,701,000 and $256,000,
respectively, to fund product development, which approximates the research and development expenses incurred under the program for the respective periods.

    We performed research under certain other contracts and, accordingly, realized revenues and recognized expenses in the accompanying consolidated statements of operations.

NOTE 8: RELATED PARTY ARRANGEMENTS

    In March 1995, we entered into a collaborative agreement for the clinical development and commercialization of our anti-CD20 monoclonal antibody, Rituxan, for the treatment of certain B-cell non-Hodgkin's lymphomas with Genentech, Inc. ("Genentech"). Concurrent with the collaborative agreement we also entered into an expression technology license agreement with Genentech for a proprietary gene expression technology developed by us and a preferred stock purchase agreement providing for certain equity investments in us by Genentech (see Note 9). Under the terms of these agreements, we have received payments totaling $58,500,000 for the attainment of product development objectives, product license rights and equity investments in us. Additionally, we may be reimbursed by Genentech for certain other development and regulatory approval expenses under the terms of the collaborative agreement. Genentech may terminate this agreement for any reason, which would result in a loss of Genentech's Rituxan product rights. Included in contract revenues for 1997, 1998 and 1999 is $2,389,000, $201,000 and $140,000, respectively, to fund specific product development, which

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 8: RELATED PARTY ARRANGEMENTS (CONTINUED) approximates the research and development expenses incurred under the program. Included in license fees earned under these agreements for the years ended December 31, 1997 and 1998, is $15,000,000 and $10,000,000, respectively, for the attainment of product development objectives.

    In addition, we are copromoting Rituxan in the United States with Genentech under a joint business arrangement with us receiving a share of the pretax copromotion profits. Under our collaborative agreement with Genentech, the sales price of bulk Rituxan sold to Genentech was capped at a price that was currently less than our cost to manufacture bulk Rituxan. In September 1999, we transferred all manufacturing responsibilities for bulk Rituxan to Genentech. Revenues from unconsolidated joint business, as described in Note 1 consist of the following (table in thousands):

                                                          DECEMBER 31,               SEPTEMBER 30,
                                                 ------------------------------   -------------------
                                                   1997       1998       1999       1999       2000
                                                 --------   --------   --------   --------   --------
                                                                                      (UNAUDITED)
Copromotion profit (loss)......................  $(4,350)   $30,579    $67,595    $49,707    $74,979
Bulk Rituxan sales.............................   10,631     15,043     12,776      7,548      2,078
Reimbursement of selling and development
  expenses.....................................    2,985      6,949      8,273      5,877      7,101
Royalty income on sales of Rituximab outside
  the U.S......................................       --      1,242      4,553      3,091      5,815
                                                 -------    -------    -------    -------    -------
Total revenues from consolidated joint
  business.....................................  $ 9,266    $53,813    $93,197    $66,223    $89,973
                                                 =======    =======    =======    =======    =======

    Due from related parties consist of the following (table in thousands):

                                                   DECEMBER 31,
                                                -------------------   SEPTEMBER 30,
                                                  1998       1999         2000
                                                --------   --------   -------------
                                                                       (UNAUDITED)
Due from Genentech, copromotion profit........  $11,839    $17,869       $32,203
Due from Genentech, bulk Rituxan sales........    4,074      3,291         2,642
Due from Genentech, selling and development
  expenses....................................    1,530      2,467         2,094
Due from Roche................................       30         27            26
                                                -------    -------       -------
Total due from related parties, net...........  $17,473    $23,654       $36,965
                                                =======    =======       =======

    Under the terms of separate agreements with Genentech, commercialization of Rituxan outside the United States is the responsibility of Roche, except in Japan where Zenyaku will be responsible for product development, marketing and sales. We receive royalties on Rituxan sales outside the United States.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 9: STOCKHOLDERS' EQUITY

    CONVERTIBLE PREFERRED STOCK: In March 1995, we issued 2,000,000 shares of our common stock and 69,375 shares of our ten percent Series B Nonvoting Cumulative Convertible Preferred Stock ("Series B Preferred Stock") for the repurchase of all Merrill Lynch/Morgan Stanley, L.P. ("ML/MS") rights in our lymphoma products. In March 1997, the Series B Preferred Stock and accrued dividends were converted into 734,000 shares of the our common stock.

    Additionally, we issued 22,993 shares of our Series A-3 Nonvoting Convertible Preferred Stock ("Series A-3 Preferred Stock") in March 1996, 100,000 shares of our Series A-6 Nonvoting Convertible Preferred Stock
("Series A-6 Preferred Stock") in May 1996, 100,000 shares of our Series A-1 Nonvoting Convertible Preferred Stock ("Series A-1 Preferred Stock") in
April 1995, and 37,521 shares of our Series A-2 Nonvoting Convertible Preferred Stock ("Series A-2 Preferred Stock") in August 1995, to Genentech pursuant to the terms of a preferred stock purchase agreement. The preferred stock purchase agreement was entered into concurrently with a collaboration agreement as described in Note 8. The Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-6 Preferred Stock have a liquidation preference per share of $50, $67, $217 and $75, respectively, net of issuance costs. Each share of Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock is convertible at any time into twenty shares of our common stock and each share of Series A-6 Preferred Stock is convertible at any time into approximately 4.32 shares of our common stock. In December 1997, January 1998 and August 1999, 16,000 shares, 17,000 shares and 10,000 shares of Series A-1 Preferred Stock were converted into 310,000 shares, 350,000 shares and 200,000 shares, respectively, of our common stock.

    COMMON STOCK: In December 1999, our stockholders approved an increase in the number of authorized common shares from 50,000,000 shares to 200,000,000 shares, to halve the par value of our common stock from $0.001 per share to $0.0005 per share and to effect a two-for-one split of our common stock. Our stock began trading on a split-adjusted basis on December 21, 1999.

    STOCKHOLDER RIGHTS AGREEMENT: In July 1997, pursuant to the terms of a Stockholder Rights plan, our Board of Directors declared a dividend of one preferred stock purchase right ("Right") for each outstanding share of our common stock. Each Right under the terms of the Stockholder Rights Plan, the rightsholder of each outstanding share of common stock has the right to purchase one one-thousandth of a share of series X junior participating preferred stock at an exercise price of $200, subject to adjustment, and will be exercisable only if a person or group acquires 15 percent or more of our common stock or announces a tender offer for 15 percent or more of our common stock. If a person acquires 15 percent or more of our common stock all Rightsholders, except the acquiring person, will be entitled to buy shares of our common stock at a discount. Each series X junior participating preferred stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of our common stock. The Board of Directors may terminate the Stockholder Rights Agreement at any time or redeem the Rights at $.001 per Right, prior to the time a person acquires more than 15 percent of our common stock. The Rights will expire in July 2007.

    STOCK OPTION PLANS:  We have two active stock option plans.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 9: STOCKHOLDERS' EQUITY (CONTINUED)
    The 1988 Employee Stock Option Plan (the "Option Plan") was approved by the stockholders in 1988 and has been subsequently amended. Under the Option Plan, options for the purchase of our common stock may be granted to key employees (including officers) and directors. Options may be designated as incentive stock options or as nonqualified stock options and generally vest over four years, except under a provision of the Option Plan which allows accelerated vesting due to change in control events. Options under the Option Plan, which have a term of up to ten years, are exercisable at a price per share not less than the fair market value (85 percent of fair market value for nonqualified options) on the date of grant. The aggregate number of shares authorized for issuance under the Option Plan as of December 31, 1999 was 14,270,000 shares.

    In September 1993, we adopted the 1993 Non-Employee Directors Stock Option Plan (the "Directors Plan"), which was approved by the stockholders in May 1994 and was subsequently amended. As of December 31, 1999, a total of 740,000 shares of common stock were reserved for issuance to individuals who serve as non-employee members of our Board of Directors. Options under the Directors Plan, which have a term of up to ten years, are exercisable at a price per share not less than the fair market value on the date of grant. At December 31, 1999, 247,000 options were vested and exercisable.

    A summary of the status of our two active stock option plans as of December 31, 1997, 1998 and 1999 and changes during the years ended on those dates is presented in the following table (table in thousands, except per share amounts):

                                               DIRECTORS PLAN                  OPTION PLAN
                                         ---------------------------   ---------------------------
                                                    WEIGHTED AVERAGE              WEIGHTED AVERAGE
                                          SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE
                                         --------   ----------------   --------   ----------------
Outstanding at December 31, 1996.......     210          $ 4.23          7,084         $ 4.93
Granted................................     166           13.71          1,630          13.14
Exercised..............................     (30)           4.52         (1,066)          2.13
Cancelled..............................     (10)          11.25            (86)          9.37
                                           ----          ------         ------         ------
Outstanding at December 31, 1997.......     336            8.66          7,562           7.05
Granted................................      60           16.94          1,568          18.09
Exercised..............................     (44)           2.19           (968)          3.14
Cancelled..............................      --              --           (168)         12.88
                                           ----          ------         ------         ------
Outstanding at December 31, 1998.......     352           10.88          7,994           9.56
Granted................................     115           31.11          1,812          29.02
Exercised..............................     (64)           9.55         (2,010)          6.21
Cancelled..............................     (10)          23.37           (145)         18.74
                                           ----          ------         ------         ------
Outstanding at December 31, 1999.......     393           16.70          7,651          14.74
                                           ====          ======         ======         ======

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 9: STOCKHOLDERS' EQUITY (CONTINUED)

    The following table summarizes combined information about the Directors Plan and the Option Plan options outstanding as of December 31, 1999 (table in thousands, except year and per share amounts):

                                       OPTIONS EXERCISABLE
                        -------------------------------------------------        OPTIONS OUTSTANDING
                                      WEIGHTED AVERAGE                      ------------------------------
      RANGE OF            NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
   EXERCISE PRICES      OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------------   -----------   ----------------   ----------------   -----------   ----------------
  $ 0.75 -- $ 4.25         1,510            4.40              $ 1.55           1,510           $ 1.55
6.19 --  10.06....         1,663            6.16                9.86           1,563             9.90
   10.25 --  15.75         1,827            7.52               13.00           1,055            12.62
   16.75 --  23.81         2,205            8.48               21.17             720            20.03
   27.50 --  63.94           839            9.45               35.93              35            48.78

    EMPLOYEE STOCK PURCHASE PLAN: In May 1993, the stockholders adopted our Employee Stock Purchase Plan (the "Purchase Plan"), which was subsequently amended. As of December 31, 1999, a total of 1,390,000 shares of common stock were reserved for issuance under the Purchase Plan. Under the terms of the Purchase Plan, employees can choose to have up to ten percent of their annual compensation withheld to purchase shares of common stock. The purchase price of the common stock is at 85 percent of the lower of the fair market value of the common stock at the enrollment or purchase date. For years ended December 31, 1997, 1998 and 1999, 244,000 shares, 136,000 shares and 165,000 shares, respectively, were issued under the Purchase Plan.

    PRO FORMA INFORMATION:  We have retained the approach under APB Opinion
No. 25 and related interpretations in accounting for our stock option and purchase plans. Accordingly, no compensation expense has been recognized for our Option Plan, Directors Plan and Purchase Plan. Had compensation expense for our stock option and purchase plans been determined consistent with Statement
No. 123, earnings per share applicable to common stock would have been decreased and our loss per share applicable to common stock would have been increased to the pro forma amounts indicated below (table in thousands, except per share amounts):

                                                           DECEMBER 31,
                                                  ------------------------------
                                                    1997       1998       1999
                                                  --------   --------   --------
Net income (loss) applicable to common stock
  As reported...................................  $(15,538)  $21,478    $43,157
  Pro forma.....................................   (23,746)    8,511     23,582
Earnings (loss) per common share, as reported
  Basic.........................................  $  (0.41)  $  0.54    $  1.04
  Diluted.......................................     (0.41)     0.46       0.86
Earnings (loss) per common share, pro forma
  Basic.........................................  $  (0.63)  $  0.21    $  0.57
  Diluted.......................................     (0.63)     0.18       0.47

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 9: STOCKHOLDERS' EQUITY (CONTINUED)
    Pro forma net income (loss) applicable to common stock reflects only stock option and purchase rights granted since January 1, 1995. Therefore, the full impact of calculating compensation expense for stock options and stock purchase rights under Statement No. 123 is not reflected in the pro forma net income
(loss) amounts presented above since compensation expense is reflected over the stock option vesting and stock purchase subscription periods and compensation expense for stock options and stock purchase rights granted prior to January 1, 1995 are not considered. The fair value of each option and purchase right grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions in 1997, 1998 and 1999:

                                    OPTION GRANT                        PURCHASE RIGHT
                           ------------------------------   ---------------------------------------
                             1997       1998       1999         1997           1998         1999
                           --------   --------   --------   -------------   ----------   ----------
Dividend yield...........       0%          0%         0%               0%           0%           0%
Expected volatility......    61.4%       53.7%      79.9%            61.4%        53.7%        79.9%
Risk-free interest
  rate...................     6.3%        4.7%       6.8%       5.5%--6.0%         4.7%         6.8%
Expected term in years...     5.7         6.3        6.0         0.3--2.0     0.3--1.0     0.3--1.5
Per share fair value.....   $8.05      $10.38     $21.15            $5.25        $4.16       $10.45

    STOCK WARRANTS: In December 1994 and August 1995, concurrent with the completion of a debt financing, we issued warrants for the purchase of 588,000 shares and 92,000 shares, respectively, of common stock. In 1997 and 1998, 228,000 warrants and 60,000 warrants, respectively, were exchanged for 210,000 shares and 50,000 shares, respectively, of our common stock. As of September 30, 2000 there were no warrants outstanding.

NOTE 10: INCOME TAXES

    The income tax provision for the years ended December 31, 1998 and 1999 includes the following (table in thousands):

                                                                1998       1999
                                                              --------   --------
Current provision:
  Current...................................................   $ 422      $  152
  Deferred..................................................      --       2,297
                                                               -----      ------
                                                               $ 422      $2,449
                                                               =====      ======

    A reconciliation between our effective tax rate and the U.S statutory rate for the years ended December 31, 1998 and 1999 follows:

                                                                1998          1999
                                                              --------      --------
Tax at U.S. statutory rate..................................    35.0 %        35.0 %
Adjustment of deferred items................................   (33.1)%       (30.0)%
                                                               -----         -----
                                                                 1.9 %         5.0 %
                                                               =====         =====

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 10: INCOME TAXES (CONTINUED)
    The tax benefits generated under our employee stock option and purchase plans decreased the current tax expense by $3,372,000 in 1999. Such benefits were recorded as a charge to additional paid-in capital.

    The following table summarizes the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1998 and 1999 (table in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Deferred tax assets:
  Accrued expenses......................................  $  1,295   $  1,782
  Property and equipment, principally due to difference
    in depreciation.....................................     1,563      1,825
  Deferred rent expense.................................       925        922
  Inventories...........................................       805        448
  Capitalized state research and experimentation
    costs...............................................     2,625      2,287
  Acquired technology rights............................     4,556      4,058
  Research and experimentation credit...................     8,993     12,600
  Net operating loss carryforwards......................    25,806     31,152
  Other tax assets......................................       996      2,438
                                                          --------   --------
    Total gross deferred tax assets.....................    47,564     57,512
Valuation allowance.....................................   (47,564)   (57,512)
Deferred tax liability..................................  --......     (5,620)
                                                          --------   --------
Deferred tax liability..................................  $     --   $ (5,620)
                                                          ========   ========

    In 1997 and 1999, we recognized an increase in the valuation allowance of $9,291,000 and $9,948,000, respectively. In 1998, we recognized a decrease in the valuation allowance of $173,000. At December 31, 1998 and 1999, we had a valuation allowance equal to our deferred tax assets since we have not established a pattern of profitable operations for income tax reporting purposes.

    As of December 31, 1999, we had net operating loss and research and experimentation tax credit carryforwards for Federal income tax purposes of approximately $87,000,000 and $10,000,000, respectively, which expire beginning in 2006 and 2001, respectively. Net operating loss carryforwards and research and experimentation tax credit carryforwards as of December 31, 1999 for state income tax purposes are approximately $10,000,000 and $4,000,000, respectively, which expire beginning in 2003. The utilization of our net operating losses and tax credits may be subject to an annual limitation under the Internal Revenue Code, due to a cumulative change of ownership in us of more than fifty percent in prior years. However, we anticipate this annual limitation to only result in a slight deferral in the utilization of our net operating losses and tax credits.

                IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY

  (THE FINANCIAL INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE MONTHS

                ENDED SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)

NOTE 11: COMMITMENTS

    LEASE COMMITMENTS: We lease various real property under operating leases with original terms ranging from 10 to 15 years. We have the option to extend the terms of these leases for two consecutive periods of five years each. In addition to the monthly lease payments, the lease agreements provide for us to pay all operating expenses associated with the facilities. The lease agreements provide for scheduled rental increases; accordingly lease expense is recognized on a straight-line basis over the term of the leases.

    Future minimum lease payments under all operating leases as of December 31, 1999, are as follows (table in thousands):

2000........................................................  $ 4,489
2001........................................................    5,868
2002........................................................    6,069
2003........................................................    6,126
2004........................................................    5,898
2005 and thereafter.........................................   30,014
                                                              -------
Total minimum lease payments................................  $58,464
                                                              =======

    Lease expense under all operating leases totaled $3,677,000, $3,565,000 and $3,683,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

    LICENSE AGREEMENTS: In September 1997, we entered into a development and license agreement with CPI for the development of inflammatory and autoimmune disease products based upon CPI's anti-MIF antibody technology. Concurrent with the development and license agreement with CPI, we entered into a stock purchase agreement providing for an equity investment in CPI by us. Under the terms of these agreements, we may make payments totaling up to $10,500,000, subject to the attainment of certain product development objectives. Additionally, we will pay CPI royalties on sales by us on any products emerging from the collaboration. In 1997, we made a $3,000,000 preferred equity investment in CPI.

    In connection with our research and development efforts, we have entered into various other license agreements which provide us with rights to develop, produce and market products using certain know-how, technology and patent rights maintained by the parties. Terms of the various license agreements require us to pay royalties on future sales, if any, of specified products using the resulting technology. Third-party royalty liabilities resulting from sales of Rituxan are being paid by Genentech and recorded under the joint business arrangement as described under "Revenues from Unconsolidated Joint Business" in Notes 1 and 8. As of December 31, 1999, such other royalties, other than annual minimum royalty payments, have not commenced on the aforementioned license agreements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------
                              P R O S P E C T U S
                               ------------------

                              MERRILL LYNCH & CO.

                              SALOMON SMITH BARNEY

                         BANC OF AMERICA SECURITIES LLC

                                          , 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND ITS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED NOVEMBER 9, 2000


P_R_O_S_P_E_C_T_U_S

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                 --------------


        IDEC Pharmaceuticals Corporation is selling all of the shares. The international managers are offering 400,000 shares outside the United States and Canada and the U.S. underwriters are offering 1,600,000 shares in the United States and Canada.


        The shares are quoted on the Nasdaq National Market under the symbol "IDPH." On November 8, 2000, the last sale price of the shares as reported on the Nasdaq National Market was $220.25 per share.

        INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE RISK FACTORS SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.
                               -----------------

                                                                        PER SHARE               TOTAL
                                                                        ---------              --------
        Public offering price.......................................        $                     $
        Underwriting discount.......................................        $                     $
        Proceeds, before expenses, to
          IDEC Pharmaceuticals Corporation..........................        $                     $

        The international managers may also purchase up to an additional 60,000 shares from IDEC Pharmaceuticals Corporation, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 240,000 shares from IDEC Pharmaceuticals Corporation.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about             , 2000.
                               ------------------

MERRILL LYNCH INTERNATIONAL
        SALOMON SMITH BARNEY
                 BANK OF AMERICA INTERNATIONAL LIMITED
                               ------------------


               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1

Risk Factors................................................      6

Use of Proceeds.............................................     17

Price Range of Common Stock.................................     17

Dividend Policy.............................................     17

Capitalization..............................................     18

Selected Financial Consolidated Financial Data..............     19

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20

Business....................................................     28

Description of Capital Stock................................     46

Material U.S. Federal Tax Considerations for Non-U.S.
  Holders of Common Stock...................................     48

Underwriting................................................     51

Legal Matters...............................................     55

Experts.....................................................     55

Where You Can Find Additional Information...................     56

Index to Consolidated Financial Statements..................   F-1


                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

    IDEC Pharmaceuticals, Rituxan and PRIMATIZED are our registered U.S. trademarks. ZEVALIN and PROVAX are our trademarks. All other names used in this prospectus are the property of their respective owners.

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

GENERAL

    The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-United States Holder. In general, you are a "non-United States Holder" if you are a person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States Holders who hold shares of common stock as capital assets. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions which may apply to you if you have relinquished United States citizenship or residence.

    If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal income tax as if they were United States citizens.

    EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

    If dividends are paid, as a non-United States Holder, you will be subject to withholding of United States federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an IRS Form 1001, IRS Form W-8BEN or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty.

    If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates, provided that an IRS Form 4224, IRS Form W-8ECI or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

    Unless the payor has knowledge to the contrary, dividends paid prior to January 1, 2001 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, recently finalized Treasury Regulations pertaining to United States federal withholding tax provide that you must comply with certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid after December 31, 2000. In addition, these regulations will require you, if you provide an IRS Form 4224, IRS Form W-8ECI or successor form, as discussed above, to also provide your identification number.

    If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

    As a non-United States Holder, you generally will not be subject to the United States federal income tax on any gain recognized on the sale or other disposition of common stock unless:

    (1) the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a United States permanent establishment of yours (and, in which case, if you are a foreign corporation. you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty).

    (2) you are an individual who holds the common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or


    (3) we are or have been a "United States real property holding corporation," or a USRPHC, for United States federal income tax purposes. We believe that we are not currently, and are likely not to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to United States federal income tax provided:


       - the common stock was "regularly traded" on an established securities market; and

       - you do not actually or constructively own more than 5% of the common stock during the shorter of the five-year period preceding the disposition or your holding period.

FEDERAL ESTATE TAX

    If you are an individual, common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    We must report annually to the IRS and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

    Backup withholding is generally imposed at the rate of 31% on certain payments to persons that fail to furnish the necessary identifying information to the payer. Backup withholding generally will not apply to dividends paid prior to January 1, 2001 to a Non-United States Holder at an address outside the United States, unless the payor has knowledge that the payee is a United States person. In the case of dividends paid after December 31, 2000, the recently finalized Treasury Regulations provide that you generally will be subject to withholding tax at a 31% rate unless you certify your non-United States status.

    The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with you name and address and you certify your non-United States status or you otherwise establish and exemption. In general backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, in addition, for periods after December 31, 2000, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States, or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.

    Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITING

    We intend to offer the shares outside the U.S. and Canada through the international managers and in the U.S. and Canada through the U.S. underwriters. Merrill Lynch International, Salomon Brothers International Limited and Bank of America International Limited are acting as lead managers for the international managers named below. Subject to the terms and conditions described in an international purchase agreement between us and the international managers, and concurrently with the sale of 1,600,000 shares to the U.S. underwriters, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us the number of shares listed opposite their names below.

                                                              NUMBER OF
INTERNATIONAL MANAGERS                                         SHARES
----------------------                                        ---------
Merrill Lynch International.................................
Salomon Brothers International Limited......................
Bank of America International Limited.......................
                                                               -------
          Total.............................................   400,000
                                                               =======

    We have also entered into a U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and Banc of America Securities LLC are acting as U.S. representatives. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of 400,000 shares to the international managers pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase 1,600,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

    The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

    We have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international managers and the U.S. underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS


    The lead managers have advised us that the international managers propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not
in excess of $     per share. The international managers may allow, and the
dealers may reallow, a discount not in excess of $     per share to other
dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before our expenses to IDEC Pharmaceuticals. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                            PER SHARE   WITHOUT OPTION   WITH OPTION
                                            ---------   --------------   -----------
Public offering price.....................      $              $              $
Underwriting discount.....................      $              $              $
Proceeds, before expenses, to IDEC
  Pharmaceuticals.........................      $              $              $

    The expenses of the offering, not including the underwriting discount, are estimated at $800,000 and are payable by IDEC Pharmaceuticals.

OVER-ALLOTMENT OPTION

    We have granted options to the international managers to purchase up to 60,000 additional shares at the public offering price less the underwriting discount. The international managers may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the international manager exercises these options, each international manager will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that international manager's initial amount reflected in the above table.

    We have also granted options to the U.S. underwriters, exercisable for 30 days from the date of this prospectus, to purchase up to 240,000 additional shares to cover any over-allotment on terms similar to those granted to the international managers.

INTERSYNDICATE AGREEMENT

    The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

NO SALES OF SIMILAR SECURITIES

    We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

    - offer, pledge, sell or contract to sell any common stock;

    - sell any option or contract to purchase any common stock;

    - purchase any option or contract to sell any common stock;

    - grant any option, right or warrant for the sale of any common stock;

    - lend or otherwise dispose of or transfer any common stock;

    - request or demand that we file a registration statement related to the common stock; or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ NATIONAL MARKET EXCHANGE LISTING

    The shares are listed on the Nasdaq National Market under the symbol "IDPH."

PRICE STABILIZATION AND SHORT POSITIONS

    Until the distribution of the shares is completed, Commission rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

    The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

    Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common shares. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

    Each international manager has agreed that

    - it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

    - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

    No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to our company or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

    Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

PASSIVE MARKET MAKING

    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive markets maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

    Merrill Lynch will be facilitating internet distribution for the offering to some of its internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill

Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website relating to the offering is not part of this prospectus.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the shares of common stock offered hereby are being passed upon for us by Pillsbury Madison & Sutro LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

    The consolidated financial statements and schedule of IDEC Pharmaceuticals Corporation as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, included or incorporated by reference herein in the Registration Statement have been included or incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the Commission. Reports, registration statements, proxy statements, and other information filed by us with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov. You can also request a copy of these filings, at no cost, by writing or telephoning us at the following address: IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, California 92121, Attention: Investor Relations, telephone (858) 431-8500.

    This prospectus does not contain all the information set forth in the registration statement on Form S-3 of which this prospectus is a part, including exhibits, which has been filed with the Commission in Washington, D.C. Statements made in this prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and each of these statements is qualified in its entirety by reference to the contract, agreement or other document which it purports to describe.

    The Commission allows us to incorporate our other filings with the Commission into this registration statement by reference, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering is completed:

    - Exhibit A to Definitive Proxy Statement dated November 5, 1999 filed with Commission on November 4, 1999, in which there is a description of the terms, rights and provisions applicable to our common stock;

    - Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

    - Quarterly Report on Form 10-Q for the three months ended March 31, 2000, filed on April 14, 2000;

    - Definitive Proxy Statement dated April 14, 2000, filed with the Commission on April 14, 2000;

    - Quarterly Report on Form 10-Q for the three and six months ended June 30, 2000, filed on August 14, 2000; and

    - Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2000, filed on November 3, 2000.

    Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the Commission and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------
                              P R O S P E C T U S
                               ------------------

                          MERRILL LYNCH INTERNATIONAL

                              SALOMON SMITH BARNEY

                     BANK OF AMERICA INTERNATIONAL LIMITED

                                          , 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The following table sets forth all expenses payable by us in connection with the sale of the securities being registered. All the amounts shown are estimates except for the SEC registration fee and the NASD filing fee.



SEC Registration fee........................................  $110,738
NASD filing fee.............................................    30,500
Legal fees and expenses.....................................   150,000
Accounting fees and expenses................................   100,000
Printing and engraving fees.................................   200,000
Blue Sky fees and expenses..................................    10,000
Transfer Agent fees and expenses............................    30,000
Miscellaneous...............................................   168,762
                                                              --------
    Total...................................................  $800,000
                                                              ========


ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Pursuant to the Delaware General Corporation Law, we have adopted provisions in our Amended and Restated Certificate of Incorporation, which eliminates the personal liability of our directors to us and our stockholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances and which authorize us to indemnify our directors, officers and other agents, by bylaw, agreement or otherwise, to the fullest extent permitted by law. Our Bylaws require us to indemnify our directors and allow the Board of Directors in its discretion to indemnify officers, employees and other agents to the fullest extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary; provided, however, that we shall indemnify any such agent in connection with a proceeding initiated by such agent only if such proceeding was authorized by our Board of Directors. Additionally, we shall advance to the Director, prior to any final disposition of any threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding within ten (10) days of us receiving copies of invoices presented to the Director for such expenses.

    Our Amended and Restated Certificate of Incorporation and Bylaws expressly authorize the use of indemnification agreements and, with the approval of our stockholders, we have entered into separate indemnification agreements with our directors and executive officers. Our Board of Directors has authorized similar indemnification agreements for our officers and we have entered into separate indemnification agreements with certain of our officers. These agreements may require us, among other things, to indemnify directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers. We believe that these provisions in our Amended and Restated Certificate of Incorporation and our Bylaws and contractual indemnification are necessary to attract and retain qualified persons as directors and officers.

    At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

ITEM 16.  EXHIBITS


       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENT
---------------------   -----------------------
         1.1            Form of U.S. Purchase Agreement.
         1.2            Form of International Purchase Agreement.
         1.3            Form of Intersyndicate Agreement.
         5.1            Opinion of Pillsbury Madison & Sutro LLP.
        23.1            Independent Auditors' Consent.
        23.2            Consent of Pillsbury Madison & Sutro LLP. Reference is made to Exhibit 5.1.
        24.1            Power of Attorney. Reference is made to page II-4.


ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and executive officers of the Registrant pursuant to provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director or executive officer of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or executive officer in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes:

    (1) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
       Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
       Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) That, for the purposes of determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

    (3) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
       (4)or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on November 9, 2000.



                                                       IDEC PHARMACEUTICALS CORPORATION

Date: November 9, 2000                                 By:           /s/ PHILLIP M. SCHNEIDER
                                                            -----------------------------------------
                                                                       Phillip M. Schneider
                                                                    SENIOR VICE PRESIDENT AND
                                                                     CHIEF FINANCIAL OFFICER


    Pursuant to the requirements the Securities Act of 1933, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                        NAME                                    CAPACITY                   DATE
                        ----                                    --------                   ----
                                                       Chairman, President and
                          *                              Chief Executive Officer
     -------------------------------------------         (PRINCIPAL EXECUTIVE        November 9, 2000
             William H. Rastetter, Ph.D.                 OFFICER)

                                                       Senior Vice President and
              /s/ PHILLIP M. SCHNEIDER                   Chief Financial Officer
     -------------------------------------------         (PRINCIPAL FINANCIAL AND    November 9, 2000
                Phillip M. Schneider                     ACCOUNTING OFFICER)

                          *
     -------------------------------------------       Director                      November 9, 2000
              Charles C. Edwards, M.D.

                          *
     -------------------------------------------       Director                      November 9, 2000
               Alan B. Glassberg, M.D.

                          *
     -------------------------------------------       Director                      November 9, 2000
                 Kazuhiro Hashimoto

                          *
     -------------------------------------------       Director                      November 9, 2000
              Franklin P. Johnson, Jr.

                        NAME                                    CAPACITY                   DATE
                        ----                                    --------                   ----
                          *
     -------------------------------------------       Director                      November 9, 2000
                  Robert W. Pangia

                          *
     -------------------------------------------       Director                      November 9, 2000
                    Bruce R. Ross

                          *
     -------------------------------------------       Director                      November 9, 2000
              The Honorable Lynn Schenk

                          *
     -------------------------------------------       Director                      November 9, 2000
                  William D. Young



                    /s/ PHILLIP M. SCHNEIDER
             --------------------------------------
                    *By: Phillip M. Schneider
                        Attorney-in-fact

                                 EXHIBIT INDEX



       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENT
---------------------   -----------------------
         1.1            Form of U.S. Purchase Agreement.

         1.2            Form of International Purchase Agreement.

         1.3            Form of Intersyndicate Agreement.

         5.1            Opinion of Pillsbury Madison & Sutro LLP.

        23.1            Independent Auditors' Consent.

        23.2            Consent of Pillsbury Madison & Sutro LLP. Reference is made to Exhibit 5.1.

        24.1            Power of Attorney.+


------------------------


+   Filed previously.